UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934



                             COMANCHE ENERGY, INC.
             (Exact name of registrant as specified in its charter)

           UTAH                                                87-0362159
(State or other jurisdiction                                (I.R.S. Employer
            of                                            Identification Number)
incorporation or organization)
--------------------------------------------------------------------------------


                             3015 East Skelly Drive
                                   Suite 450
                              Tulsa, OK 74105-6369
          (Address of principal executive offices, including zip code)

                                 (918) 743-6555
              (Registrant' Telephone Number, Including Area Code)

                                 (918) 745-6021
              (Registrant's Facsimile Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act: None
                                                                  ====

Securities to be registered pursuant to Section 12(g) of the Act:

                              Common Stock, No Par
                                (Title of class)

                 Information Required in Registration Statement

Defined Terms Used in the Registration Statement

"MCF" means thousand cubic feet, "MMCF" means million cubic feet and "Bcf" means billion cubic feet, "MCFPD" means thousand cubic feet per day, "MCFE" means thousand cubic feet equivalent, "MMCFE" means million cubic feet equivalent and "Bcfe" means billion cubic feet equivalent. "BBL" means barrel, "BOPD" means barrels of oil per day, "MBBLS" means thousand barrels and "MMBBLS" means million barrels. "BOE" means equivalent barrels of oil and "MBOE" means thousands equivalent barrels of oil. Unless otherwise indicated herein. natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit. Natural gas equivalents are determined using the ratio of six MCF of natural gas to one BBL of crude oil.

The term "gross" refers to the total leasehold acres or wells in which the Company has a working interest. The term "net" refers to gross leasehold acres or wells multiplied by the percentage working interest owned by the Company. "Net production" means production that is owned by the Company less royalties and production due others.

"Proved reserves" are estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions "Proved developed reserves" are those reserves which are expected to be recovered through existing wells with existing equipment and operating methods. "Proved undeveloped reserves" are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

The term "oil" includes crude oil, condensate and natural gas liquids.

As used herein, the term "Comanche" and the "Company" includes Comanche Energy, Inc. and its wholly owned subsidiaries Comanche Well Service Corporation and Double Eagle Petroleum Corporation on a consolidated basis unless the context indicates otherwise.

Certain Forward-Looking Information

Certain statements included in this report which are not historical facts are forward looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward looking statements are based on current expectations, estimates, assumptions and beliefs of management, and words such as "expects," "anticipates," "intends," "believes," "estimates" and similar expressions are intended to identify such forward looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward looking statements.

Part I

Item 1.  Description of Business.

(a)  Business Development.

1.  Form and Year of Organization.

The Company was organized under the laws of the State of Utah in January 1980 under the original name of Quest Resources, Inc. Effective January 25, 1995, the Company changed its name to Comanche Energy, Inc. On July 9, 1996, Comanche formed Comanche Well Service Corporation as a wholly-owned subsidiary incorporated under the laws of the State of Texas. Comanche Well Service Corporation issued 1,000 shares of its common stock to the Company in exchange for $25,000.

2.  Bankruptcy,  Receivership or Similar Proceeding.

Comanche has never been in a bankruptcy, receivership or similar proceeding.

3.  Material Mergers, Reclassifications and Purchases of Assets.

      See the attached exhibits attached hereto:
        Exhibit "A-1" Asset Purchase Agreement with E. B. Germany & Sons Exhibit "A-2" Agreement to Exchange Stock between Oil City Comanche Exhibit "A-3" Agreement to Exchange Properties Comanche & Sha Stephens Exhibit "A-4" Stock Purchase Agreement with Benchmark
        Exhibit "A-5"  Agreement between Comanche and Enighma


(b) Business of Issuer

1.  Principal Products and Services and Their Markets

Comanche is engaged in the development of oil and natural gas reserves through the acquisition of producing oil and natural gas wells, interests and leases from existing companies. Comanche through its wholly-owned subsidiaries, Double Eagle Petroleum Corporation and Comanche Energy, Inc., owns crude oil and natural gas properties and pipeline systems located in the states of Texas, Oklahoma and Mississippi. At6/1999, Comanche owned an interest in approximately 63 producing natural gas wells and 28 producing oil properties with daily net production to the Company's interest of 1,667 MMCFPD and 136 BOPD. Comanche estimates its net proven oil and natural gas reserves as of August 31, 1999 to be approximately 12,474 MMCF of gas and 1,056 MBBL of oil. The Company believes it can acquire properties from others at attractive prices and enhance the oil and natural gas production from those properties through the application of known workover and rework techniques.

2.  Distribution Methods of Products and Services.

Comanche sells its products to other oil and gas purchasing companies.

3.  Status of Publicly Announced new Products or Services.

Comanche has not announced any new products or services.

4.  Competitive  Business  Conditions,   Competitive  Position  and  Methods  of
Competition.

There are many companies and individuals engaged in the oil and gas business. Some are very large and well established with substantial financial and business capabilities and long earnings records. Comanche is at a competitive disadvantage with some other firms and individuals in acquiring and disposing of oil and gas properties, since they have greater financial resources and larger technical staffs than the Company. In addition, in recent years a number of new small companies have been formed which have objectives similar to those of the Company and which present substantial competition to the Company.

A number of factors, beyond the Company's control and the effect of which cannot be accurately predicted, affect the production and marketing of oil and gas and the profitability of the Company. These factors include crude oil imports, actions by foreign oil producing nations, the availability of adequate pipeline and other transportation facilities, the marketing of competitive fuels and other matters affecting the availability of ready market, such as fluctuating supply and demand.

5.  Sources of Raw Materials and the Names of Principal Suppliers.

Comanche obtains all requisite items either through its contractors or from a variety of suppliers at market conditions. There are no principal suppliers upon which Comanche relies.

6.  Dependence on One or Few Major Customers.

Comanche currently sells a substantial portion of its oil production to six purchasers, Koch Oil Company, Aquila Southwest Pipeline, Inc, Duke Energy Field Services, Texas Energy Management, LLC an Sun Oil Company. Comanche has no written contracts with any purchasers. Comanche does not believe that the loss of either of these purchasers would significantly impair its operation, since there are a number of purchasers of oil and gas products upon terms and conditions similar to those ineffective with Koch and Sun.

7.  Patents, Trademarks, Licenses, Royalty Agreements or Labor Contracts.

Intellectual property rights are generally not important to oil and gas companies. Comanche does not own or rely upon any patents, trademarks, or similar intellectual property rights. Comanche has no labor agreements.

8.  Need for Governmental Approvals.

Federal, state and local authorities extensively regulate the energy industry. Legislation affecting the energy industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, have issued rules and regulations binding on the energy industry and their individual members some of which carry substantial penalties for the failure to comply. The regulatory burden on the energy industry increases their cost of doing business and consequently, affects their profitability. Inasmuch as such laws and regulations are frequently amended or reinterpreted, Comanche is unable to predict the future cost or impact of complying with such regulations.

9.  Effect of Existing or Probable Governmental Regulation.


Comanche's operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Permits are required for various Company operations, and these permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations and violations are subject to fines, injunctions or both. It is possible that increasingly strict requirements will be imposed by environmental laws and enforcement policies thereunder. Comanche is also subject to laws and regulations concerning occupational safety and health. It is not anticipated that Comanche will be required in the near future to expend amounts that are material in the aggregate to the Company's overall operations by reason of environmental or occupational safety and health laws and regulations but inasmuch as such laws and regulations are frequently changed, Comanche is unable to predict the ultimate cost of compliance.

10.  Estimate of the Amount Spent on Research and Development.

Comanche is constantly looking for oil and gas properties that fits its acquisition criteria. Except for such activities, Comanche does not expect to incur any substantial costs for research and development, and no customer has or is expected to bear any direct research and development expense.

11.  Costs and effects of Environmental Compliance.

The operations of Comanche are subject to all risks inherent in the exploration for and operation of oil and natural gas, including such natural hazards as blowouts, cratering and fires, which could result in damage or injury to, or destruction of, drilling rigs and equipment, producing facilities or other property or could result in personal injury, loss of life or pollution of the environment. Any such event could result in substantial expense to the Company which could have a material adverse effect upon the financial condition of Comanche to the extent it is not fully insured against such risk. The Company carries insurance against certain of these risks but, in accordance with standard industry practices, the Company is not fully insured for all risks, either because such insurance is unavailable or because the Company elects not to obtain insurance coverage because of cost, although such operational risks and hazards may to some extent be minimized. No combination of experience, knowledge and scientific evaluation can eliminate the risk of investment or assure a profit to any company engaged in oil and natural gas operations.

Oil and gas activities have in the past involved exploratory drilling, which carries a significant risk that no commercial oil or gas production will be found. The cost of drilling, completing and operating wells is often uncertain. Further, drilling may be curtailed or delayed as a result of many factors, including title problems, weather conditions, delivery delays, shortages of pipe and equipment, and the availability of drilling rigs, among other reasons.

The oil and gas business is further subject to many other contingencies, which are beyond the control of the Company. Wells may have to be shut-in, because they have become uneconomical to operate due to changes in the price of oil, depletion of reserves, or deterioration of equipment. Changes in the price of imported oil, the discovery of new oil and gas fields and development of alternative energy sources have had and will continue to have an effect on Comanche's business.

Comanche  has  not  incurred  any  cost  during  fiscal  1999   associated  with
environmental compliance and does not expects to incur any cost during fiscal 2000.

12.  Number of Employees.

Comanche has 4 full time employees at its headquarters in Tulsa, Oklahoma and 3 employees located at its operations office in Weatherford, Texas. Comanche retains consultants with respect to current and proposed properties and operations. Comanche from time to time retains independent engineering and geological consultants and the services of lease brokers and geophysicists in connection with its operations.

Item 2.  Management's Discussion and Analysis of Plan of Operation.

(a)  Plan of Operation.

      1.  Plan of Operation for the Next Twelve Months.

Comanche expects to develop and acquire for future development oil and gas properties as opportunities arise in the geographic and other areas of its interest.

      (i)  Cash Requirements

At August 31, 1999, the Company had current assets of $410,394 and current liabilities of $2,403,457, which resulted in negative working capital of $1,993,063 of which $1,049,328 represented current maturities of long-term debt under the Company's prior credit facility. As a result of the replacement of the Company's prior credit facility with the credit facility from Bank of Oklahoma, the company believes its working capital position will improve dramatically. The Company has notes payable to shareholders and related parties totaling $1,436,049. The Company had an accumulated net loss carry-forward of $2,936,145 as of August 31, 1999. Comanche believes that as a result of the acquisition of Double Eagle and others and the availability of the credit facility with Bank of Oklahoma, it will be able to meet its working capital requirements in the current fiscal year and fund its capital projects.


      (ii)  Product Development and Research Plan for the Next Twelve Months

Comanche expects to continue to produce oil and gas products and to sell those products to purchasers at market conditions.

      (iii)  Expected Purchase or Sale of Plant and Significant Equipment

Comanche expects to continue to acquire additional oil and gas properties and interests as the opportunities arise and to produce and acquire oil and gas products therefrom.

      (iv)  Expected Significant Changes in the Number of Employees

Comanche  expects  to  add  staff  as  operations  expand.   Comanche  currently
coordinates all oil field maintenance and supervision activities using contract labor.

(1) Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) Full Years.

The factors which most significantly affect the Company's results of operations are (i) the sale prices of crude oil and natural gas, (ii) the level of oil and gas sales, (iii) the level of lease operating expenses, and (iv) the level of and interest rates on borrowings.

The Company was unable to satisfy all of its general working capital requirements with cash flow generated from operations during the 1999 fiscal year. As in past years, this deficit in working capital was financed by direct cash advances made by affiliated companies and shareholders.

Effective  June 1, 1999, the Company  completed the  acquisition of Double Eagle
Petroleum Corporation, the acquisition of working interests operated by E.B. Germany & Sons and the acquisition of working interests from Sha Stephens, Inc. The reserves acquired were valued at approximately $14.8 million, based upon the future net revenue of its future oil and gas production discounted at 8%. Monthly operating income as a result of these acquisitions is estimated to be approximately $120,000. On August 31, 1999, the Company completed a $15,000,000 secured oil and gas reserve-based credit agreement with Bank of Oklahoma with the initial base set at $ 3,000,000. As a result of the acquisitions, the Company expects its financial condition to improve significantly and based upon the cash flow from these acquisitions and the availability of a new credit facility, the Company expects to be in a position to fund its working capital requirements during the next fiscal year.

Year ended December 31, 1998 compared to year ended December 31, 1997. Total revenues for the Company for the year ended August 31, 1998 were $690,950 compared to $531,082 for the year ended August 31, 1997 and reflects an increase in revenues from the operation of the Company's gathering systems. The Company expects its revenues to remain at or about these levels.

Operating expenses for the year ended August 31, 1998 were $595,566 compared to $453,821 for the same period a year earlier and reflect an increase in gathering system costs as a result of handling greater volumes of gas during fiscal year 1998. The Company expects to incur operating expenses at or near these levels. General and administrative expenses increased dramatically from $219,712 for the year ended August 31, 1997 to $373,401 for the year ended August 31, 1998 and reflects the expenses associated with its increased activity. The Company expects its general and administrative expenses to remain at these levels.

The Company incurred an after tax net loss of $490,334 ($0.03 per share) for the year ended August 31, 1998 compared to an after tax net loss of $309,253 ($0.02 per share) for the prior year. The increase in the loss is a result of the high level of general and administrative expenses for 1998.

Year ended December 31, 1997 compared to year ended December 31, 1996. Total revenues for the Company for the year ended August 31, 1997 were $531,082 compared to $442,185 for the year ended August 31, 1996.

Operating expenses for the year ended August 31,1997 were $453,821 compared to $377,193 for the year ended August 31, 1996. The level of expenses is expected to remain about the same for fiscal 1998. General and administrative expenses increased to $219,712 for the year ended August 31,1997 compared to $75,560 for the prior year end and reflects the Company's increased activities.

The Company incurred an after tax loss of $309,253 ($0.02 per share) for the year ended August 31, 1997 compared to a loss of $200,610 ($0.015 per share) for the year ending August 31, 1996.

(2)   Interim Periods.

Eight months ended August 31, 1999 compared to year ended December 31, 1998. Total revenues for the Company for the eight months ended August 31, 1999 were $680,071 compared to $690,950 for the year ended December 31, 1998. The Company did not report any well service revenues in 1999. The loss of well service revenues which made up $253,800 of the fiscal 1998 revenues is more than offset in oil and gas revenues from the acquisitions, which represent about 3 months of revenues. Revenues from oil and gas production, for a full year, are estimated at approximately $2.3 million, based upon current price levels.

Operating expenses for the eight months ended August 31, 1999 were $449,959 compared to $595,566 for the year ended December 31, 1998. Direct operating expenses for oil and gas operations are estimated to total approximately $0.9 million on an annual basis. General and administrative expenses increased from $373,401 for the year ended December 31, 1998 to $451,217 for the eight months ended August 31, 1999. The Company expects the level of its general and administrative expenses to be approximately $600,000 on an annual basis. Interest expense was $134,362 for the eight months ended compared to $159,143 for the year ended August 31, 1998. Interest expense, based upon the current level of borrowings, is expected to average approximately 350,000 annually.

The Company incurred a non-recurring charge against earnings of $444,812 during the eight months ended August 31, 1999 as a result of the write-down of its oil and gas assets. The Company incurred an after tax net loss of $1,122,832 ($0.02 per share) for the eight months ended August 31, 1999 compared to an after tax net loss of $490,334 ($0.03 per share) for the prior year. The increase in the loss is a result of the write-down of the Company's oil and gas assets and an increase in general and administrative and operating expenses as a result of the acquisitions.

Capital Resources and Liquidity.

The Company's capital requirements relate primarily to its oil and gas production activities and the expansion of those activities. Prior to the acquisition of Double Eagle, Sha Stephens, the E.B.Germany interests and others, the Company funded its very limited activities from cash flow and borrowings from an affiliate of the Company.

Comanche is actively reviewing additional acquisition opportunities available in the oil and gas business which will require significant capital expenditures. The Company has a wide degree of discretion in the level of capital expenditures it can devote to acquisitions and the capital it must devote to each project on an annual basis and the timing of the development of each project. In order to develop its properties in a continuous manner in the future, management believes the Company will need to utilize the debt facility available as a result of the acquisitions and to raise capital from outside sources. In the event that additional capital is not obtained from other sources, it may become necessary to alter development plans or otherwise abandon certain ventures.

The timing of expenditures for Comanche's development activities are distributed over several months and as a result, the Company anticipates its current working capital and available debt facility will be sufficient to meet its capital expenditures. The level of Comanche's capital expenditures will vary in the future depending on commodity market conditions and upon the success of its acquisition efforts. Comanche anticipates that its cash flow will be sufficient to fund its operations at their current levels.

Comanche has obtained a revolving credit line as a result of the acquisitions previously discussed from Bank of Oklahoma, N.A. in an amount of $15,000,000 based upon the periodic review of its oil and gas properties. The borrowings under the line bear interest at the ban's prime lending rate plus 1% with interest and principal payable monthly. Borrowings under the credit line are limited to a borrowing base determined by the bank based upon periodic reviews of the Company's oil and gas properties. At April 1, 2000, Comanche had approximately $ 2,750,000borrowed against this credit facility and approximately $ 250,000available for future borrowings. All principal and interest is due under the terms of the facility by September 1, 2001. The credit facility is collateralized by principal producing properties of Comanche.

Seasonality

The results of operations of the Company are seasonal due to seasonal fluctuations in the ability to conduct remedial operations in certain areas, resulting in lower production volumes and due to seasonal fluctuations in oil and natural gas prices. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of results, which may be realized on an annual basis.

Inflation and Prices

The Company's revenues and the value of its oil and gas properties have been and will be affected by changes in crude oil and natural gas prices. The Company's ability to maintain current borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent on these prices. Prices for these commodities are subject to significant fluctuations that are beyond the Company's ability to control or predict.

Item 3.  Description of Property.

(a)  Location and Description of Property.

A thorough title examination has been performed by the Company or its predecessor in interest with respect to substantially all of the Company's producing properties and the Company believes that the title to its properties is generally acceptable to third parties. However, as is customary in the oil and gas industry, the Company conducts only a preliminary title examination prior to acquisition of properties believed to be suitable for drilling operations. Prior to the commencement of actual drilling operations, a title examination is usually conducted and any significant defects all remedied before proceeding with operations. The Company's properties are subject to royalty, overriding royalty and other interests customary in the industry, liens incident to operation agreements, current taxes and other burdens, minor encumbrances, and easement restrictions. The Company does not believe that any of these burdens materially detract from the value of the properties or will materially interfere with their use. Oil and gas leases generally provide that properties are subject to reversion for non-production.

Major Properties

The Company is principally engaged in the exploration and production of crude oil and natural gas in Oklahoma, Texas, Louisiana and Mississippi. The Company presently owns an interest in 47 producing gas wells and 43 producing oil wells with current net daily production of 1,667 MMCFPD and 136 BOPD to the Company's interest. A brief description of the major fields in which the Company owns an interest follows.

1.    CENTRAL TEXAS

   The BBC Acquisition covers nearly 3,000 acres in Jack and Parker Counties, Texas. There are 14 well bores with last year's production of 43 MMCF and 2,500 barrels of oil. Since the death of the original Owner/Operator, the lease has been mis-managed and somewhat abused and for the most part ignored. With no substantial cash outlay, the production can possibly be brought back to respectable standards. The area, is a multi pay horizon area. All of the wells are still in their original zone of completion; this makes the upside potential outstanding. Gas reserves are in excess of 10 billion cubic feet of gas and 500,000 barrels of oil. The company has commenced the workover program on the property. Production has increased from 80 MCFPD to 300 MCFPD and from 10 BOPD to 80 BOPD. Estimated cash flow to the company is $36,000/mo.

2.    WEST-CENTRAL ALABAMA

   Comanche has acquired a 23% Working Interest in a new Lewis Sand (Basal Mississippian) completion in the Alabama Black Warrior Basin. The well has been drilled, cased and perforated, but requires a hydrofracture treatment in order to produce. Analogous offsets produce at a rate of 800 to 1,200 cubic feet of gas per day. Estimated cash flow to the company is $12,000/mo.

3.    EAST TEXAS

   The company recently acquired nine wells in East Texas. Current production from two of the wells is 700 MCFPD and 43 BOPD. The company has multi-recompletion opportunities, i.e., Cotton Valley, Travis Peak, and Pettit. Average total depth on these wells is 10,000'. The company owns approximately 98% of these properties.

4.    WESTERN MISSISSIPPI

   The Bovina Field is one of the most valuable properties the company currently owns and operates. The field is comprised of two producing and one inactive well. The active wells produce against an 850 psi sales line pressure at a rate of 1,200 MCFPD. In an attempt to increase daily production rates to 2.0 MMCFD, compressors have been designed for both leases. The company believes it has tremendous upside potential in the Bovina field with respect to a Cotton Valley re-entry and our undeveloped acreage position. The company has been in discussion with an offset operator to acquire their interest in this field. If this acquisition is successful, the company could triple its production and double its undeveloped acreage position. The company currently has a 54% working interest in this field.

5.    SOUTHERN MISSISSIPPI

   The Tuscaloosa Marine Shale (TMS) lies between the Upper and Lower Tuscaloosa Sands and can vary in thickness from 500' to 2000'. The aerial extent ranges from the Florida Panhandle to Southeastern Louisiana. The majority of the Marine Shale consists of a dense black matrix which yields low induction log resistivity values. There is a distinctive member within the TMS section which is identified by a noticeably higher induction resistivity value. This interval is known as the "Oil Saturated Marine Shale" section. The oil-saturated section varies in thickness from 70' on the structural flanks to 250' in the center of the structure. According to the Basin Research Institute of LSU, original oil in place values average 50 bbl/acre foot over the entire structure. OOIP estimates for flank wells would calculate in excess of 2.2 million barrels per section while center structure wells would calculate 16 million barrels in place.

   The Board of Supervisors #1, which was previously drilled to the Cotton Valley at 18000', was cased through the TMS with 7 5/8" casing. The oil-saturated section extends from 11170' to 11300', for a total of 130' net. The restivity values increase from 2 to 15 ohms coupled with a distinct invasion profile. The invasion profile of a sandstone matrix typically indicates reservoir permeability. Within a shale section the invasion profile suggests secondary fracturing. The key to economic success during the completion of the Board of Supervisors well will consist of the connection of the fracture sets through stimulation. The shale is extremely sensitive to water based fluids. Therefore, the zone will be hydrofractured with intermediate strength proppant laiden oil based fracture fluid. The aforementioned stimulation design will encounter virgin reservoir beyond the damaged area. Using a 20% recovery factor, the estimated recoverable reserves for the Board of Supervisors well are in excess of 1.2 MMB.

   In 1998, an offset well to the Northeast of the proposed prospect was completed in TMS. Although this well would be considered a flank well, production rates were very encouraging. Following fracture stimulation, rates of 100 BPD were experienced. Due to the operators displeasure with the obtained rates, the well was plugged-back and horizontally drilled. During the drilling operation, rates in excess of 800 BOPD were experienced. Consistent production following completion has yet to be established. A recent workover included the modification of the bottom-hole production assembly. Unfortunately, 200 BBL of drilling mud was inadvertently dumped on the producing zone. Post workover production data is encouraging, however the success of the modified assembly will be unknown until the entire volume of drilling mud is removed.


(b) Investment Policies.

Comanche seeks to acquire interests in oil and gas properties at prices and terms and conditions that will enable it to achieve profitable returns to the shareholders. It does not intend to make investments in real estate, except as it relates to such oil and gas interests.


Reserves

Oil and Natural Gas

The following table is a summary, as of August 31, 1999, of the proved reserves of oil and natural gas net to the Company's interest based upon estimates prepared by the Company. These estimates are based on assumptions Comanche believes are reasonable regarding production costs, future production rates and declines. The most material assumptions of oil and gas prices and operating costs. There are numerous uncertainties inherent in the preparation of estimates of reserves, including many factors beyond the Company's control. The accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgement. It can be expected as the Company conducts additional evaluation, drilling and testing with respect to its properties that these estimates will be adjusted and could be revised. No estimates have been filed with or included in reports to any federal authority or agency other than the SEC. The Company has no reserves outside the United States.

Oil prices are based on $20.00 per barrel for the year 2000 and $ 18.00 per barrel esculated at 3% per year thereafter to a high of $ 26.00 per barrel. Gas is estimated to be at $ 2.30 per MCF for the year 2000 and esculated at 3% per year thereafter to a high of $ 3.33 per MCF.

                              As of August 31, 1999

                        Oil       Natural Gas     FutureNet     Present Value
Category               (MBO)        (MMCF)        Revenue(M$)   Discounted @ 10%

Producing              648.7        4,872         10,678.4          9,610.6

Non-Producing           38.3        1,072          2,369.7          2,132.7

Undeveloped            368.5        6,530         15,508.8         13,957.9
(Behind Pipe)

Total Proved         1,055.5       12,474         28,556.9         25,701.2

Oil prices are based on $20.00 per BBL for the year 2000 and $18.00 per BBL thereafter at a 3% escalation factor to a high of $26.00 per BBL; Gas is estimated to be $2.30 per MCF for the eyar 2000 and thereafter at 3% escalation to a high of $3.33 per MCF.

Undeveloped - The Company is currently compiling engineering data to determine the Company's undeveloped property value. The Company believes the undeveloped value to be in excess of $35,000,000.

Acreage - The following table shows the developed and undeveloped leasehold acreage held by the Company as of August 31, 1999:

                     Developed Acreage        Undeveloped Acreage
                     --------------------------------------------

                     (1) Gross  (2) Net       (1) Gross  (2) Net

      Louisiana            160       64             480      192

      Mississippi        1,280      656           1,920      998

      Oklahoma          14,300   10,725               -        -

      Texas             12,200    9,150           8,600    6,020

      Total             27,940    20,595         11,000    7,210


Productive Wells - The following table summarizes the productive oil and gas wells in which the Company had an interest at August 31, 1999:

                           Oil Wells          Gas Wells             Total
                           ----------------------------------------------
                      (1)Gross  (2)Net    (1)Gross  (2)Net     (1)Gross  (2)Net

Louisiana                  1.0     0.4         1.0     0.4          2.0     0.8

Mississippi                  0       0         3.0     1.6          3.0     1.6

Oklahoma                  62.0    46.5        18.0    10.8         80.0    57.3

Texas                     11.0     6.3        44.0    33.0         55.0    39.3

Total                     74.0    53.2        66.0    45.8        140.0    99.0


(1) A "gross acre' or a "gross well" is an acre or well in which a working interest is owned by the Company and the number of gross acres or gross wells is the total number of acres or wells in which a working interest is owned by the Company.

(2) A "net acre" or a "net well" exists when the sum of the Company's fractional ownership interests in gross acres or gross wells equals one. The number of net acres or net wells is the sum of the fractional interests owned in gross acres or gross wells, and does not include any royalty, overriding royalty or reversionary interests.

Production, Price and Cost Data - The following table summarizes certain information relating to the production, price and cost data for the Company for the fiscal years ended, August 31, 1999, 1998 and 1997.

                              Year Ended August 31

                                       1999             1998             1997
Oil:
      Production (BBLS)               25,977              809              862
      Revenue                      $ 474,990           10,049           15,022
      Average barrels per day          106.9              2.2              2.4
      Average sales price
         per barrel                $   18.29            12.42            17.42

Natural Gas:
      Production (Mcf)                55,869           31,288           38,345
      Revenue                      $ 201,570           56,945           85,126
      Average Mcf per day                230               85              105
      Average sales price
         per Mcf                   $    2.32             1.82             2.22

Production costs                   $ 339,012           54,463           63,292
Equivalent (Bbls) (1)                 35,289            6,024            7,252
Production costs per               $    9.61             9.04             8.72
  equivalent bbl


Total oil and gas revenues         $ 676,560           66,994          100,148

(1) Gas production is converted to barrel equivalents at the rate of six Mcf per barrel representing the estimated relative energy content of natural gas to oil.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

(a)  Beneficial Owners of More than Five Percent.


Name and Address        Relationship to   Common Shares     Percentage of
                        Company           Owned             Outstanding Shares


As of April 1, 2000, the Company had [57,412,384] issued and outstanding shares of common stock. The following table sets forth, as of that date, the number and percentage of shares of common stock of the Company owned beneficially by (i) each director of Comanche, (ii) each executive officer of Comanche, (iii) all directors and executive officers as a group, and (iv) each person known by Comanche to own of record or beneficially more than five (5%) of the Company's common stock. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares indicated.

         Name of Beneficial         Number of Shares        Percent of
               Owner                Beneficially Owned         Class

          James G. Borem(1)             1,751,672              3.2%

          Frank W Cole                    923,151              1.7

          Sha Stephens                  3,620,000              6.5

          Faye E. Cobb (1)                505,658              0.9

          Jeffrey T. Wilson (2)           959,333              1.7

          All officers and directors
          as a group (5 persons)        7,448,483             13.4%

          Imperial Petroleum, Inc.      5,481,901             10.0%
_________________________________
(1) Includes shares owned by Imperial Petroleum, Inc. Mr. Borem is a 4.5% shareholder of Imperial Petroleum, Inc. and Mrs. Cobb is a 1.2% shareholder of Imperial Petroleum, Inc.
(2) Mr. Wilson owns no shares directly. Mr. Wilson is Chairman and President of Imperial Petroleum, Inc. and is a 17.5% shareholder of Imperial Petroleum, Inc. The address of Mr. Borem is PO Box 35984, Tulsa, OK 74153.
The address of Mr. Cole is 4785 Preston Road, #550, Dallas, TX 75240.
The address of Mr. Stephens is PO Box 189, Weatherford, TX 76086.
The address of Mrs. Cobb is PO Box 35286, Tulsa, OK 74153.
The address of Mr. Wilson is 100 NW Second Street, Suite 312, Evansville, IN 47708.
The address of Imperial Petroleum, Inc. is 100 NW Second Street, Suite 312, Evansville, IN 47708
(b)  Security Ownership of Management



See Item 4(a) above.

(c)  Changes in Control

There are presently no arrangements which may result in a change in control of Comanche.

Item 5.  Directors, Executive Officers, Promoters  and Control Persons.

(a)  Identify Directors and Executive Officers

       (1)-(4) Names, Ages, Positions, Offices and Business Experience


The following table sets forth certain information regarding the directors, executive officers and key employees of the Company.

               Name                 Age       Position

       James G. Borem               53        Chairman, CEO, CFO/Director

       Frank W Cole                 74        Vice Chairman/Director

       Sha Stephens                 37        President/Director

       Faye E. Cobb                 57        Comptroller and Secretary

       Jeffrey T. Wilson            46        Director

       Norman Munro                           Director

       Elise Blount-Johnston                  Director

       Charles B. Crowell                     Director

All directors hold office until the next annual meeting of shareholders of Comanche and until their successors have been elected and qualified. Officers of the Company are elected annually and serve at the pleasure of the Board of Directors.

     James G. Borem: Mr. Borem is Chairman and Chief Executive officer of Comanche Energy, Inc. Mr. Borem is Chairman and Chief Executive Officer of Oil City Petroleum Inc., an oil and gas exploration company (OTC BB:) since July, 1997. Mr. Borem was COO of LaTex Resources, Inc., oil and gas exploration company (OTC BB:) from 1991 to 1995 as well as founder and President of Elite Enterprises, Inc., privately held oil and gas company, as well as Sable Investments Corporation, a privately held oil and gas company. Mr. Borem was vice president of Vintage Petroleum from 1983-89, and Manger of Administration for Andover Oil Company from 1979-83 Mr. Borem brings to the Company a wealth of experience in oil and natural gas production as past responsibilities have included oil and gas sales, regulatory affairs, risk management and corporate administration. Early in his career, Mr. Borem was employed by Sun Oil Company
(Oryx) and Texas Eastern Corporation.

     Frank W Cole: Mr. Cole is the founder and current Vice Chairman and a Director of Comanche Energy, Inc. Mr. Cole has a long and productive association with oil and natural gas production. Mr. Cole began his petroleum career with Humble Oil Company (Exxon) and later was an Associate Professor of Petroleum Engineering at the University of Oklahoma. Mr. Cole authored four oil and gas text books, still in use by students nationally and internationally. He has also authored 30 technical articles in U.S., Canadian and Middle Eastern petroleum production journals. Comanche Energy, Inc. is the fourth company for Mr. Cole to found, administrate and take public. His past expertise as a university academician, author, consultant and company founder gives Comanche a tremendous wealth of knowledge and experience.

     Sha Stephens: Mr. Stephens is President and Chief Operating Officer and a Director of Comanche. He is the founder of Sha Stephens, Inc. Mr. Stephens brings an operational experience base to the company as his petroleum production experience spans the past 17 years with his and a family company. He brings a great deal of natural gas acquisition, exploration and production experience. His hands-on experience and knowledge of petroleum production promises to be a definite asset for Comanche.

     Faye E. Cobb: Mrs. Cobb is the Comptroller and a director of Comanche and has been associated with Mr. Borem in like capacities since 1990. Mrs. Cobb brings 25 years of oil and gas accounting experience as well as extensive experience in all phases of SEC reporting functions.

     Jeffrey T. Wilson: Mr. Wilson is a Director of the Company. Mr. Wilson is a Director and Chairman of the Board and President of Imperial Petroleum, Inc. Mr. Wilson was formerly Chairman and President of Latex Resources, Inc. from July 1991 to April 1997. Mr. Wilson was a Director and Executive Vice President of
Vintage Petroleum, Inc. from May 1990 to July 1991. He was Vice President of Production for Vintage from January 1984 to May 1990 and Manager of Acquisitions for Vintage from May 1983 to January 1984. From August 1980 to May 1983, Mr. Wilson was an engineer with Netherland, Sewell & Associates, Inc., a petroleum engineering consulting firm, where his assignments included annual reserve appraisals, reserve acquisition appraisals and field studies. From May 1975 to August 1980, Mr. Wilson gained experience in the oil and gas industry with Exxon Company, U.S.A. in various engineering and supervisory capacities in Louisiana and South Texas areas. Mr. Wilson holds a bachelor of Science Degree in Mechanical Engineering from Rose-Hulman Institute of Technology.

(5)  Other Directorships

(b)  Other Significant Consultants

Not Applicable.

(c)  Family Relationships

None.

(d)  Involvement in Legal Proceedings of Officers, Directors and Control Persons

None.

Item 6.  Executive Compensation.

Mr. Borem receives an annual salary of $96,000. Mrs. Cobb receives an annual salary of $54,000. No other officer or director is paid cash compensation. There are no other forms of employee compensation or employee benefits paid at this time that exceeds $50,000 for any officer or director.



Item 7.  Certain Relationships and Related Transactions.

(a)  Describe Related Party Transactions

Crown Petroleum, a company owned by Mr. M. L. Johnson, a shareholder of the Company, operates certain gas gathering systems on behalf of the Company and is reimbursed for costs associated with the operation of those systems. The Company has an account payable balance with Crown Petroleum at August 31, 1999 of $8,819.

Frank W. Cole Engineering, a company owned by Frank W. Cole, a shareholder and director of the Company, operated the Company's Texas oil and gas properties through August 31, 1999 and was reimbursed for costs associated with the operation. The Company has an account balance with Frank W. Cole Engineering at August 31, 1999 of $297,131. The Company has terminated the arrangement with Frank W. Cole Engineering and retired the account payable.

The Company acquired oil and natural gas properties for stock from Sha Stephens, Inc. and E.B. Germany & Sons during fiscal 1999. The Company had payables due these entities of $2,073 and $254,322 , respectively at August 31, 1999.

The Company has entered into a consulting arrangement with one of its shareholders which provides for the payment of $30,000 each year for two years beginning at the time the Company achieves cash flow targets set by the Board of Directors. As of August 31, 1999, these targets had not been met.

Item 8.  Description of Securities.

Description of Securities

Common  Stock.

Comanche is authorized to issue 100,000,000 Shares of Common Stock, no par value of which 57,412,384 shares were issued and outstanding on April 1, 2000. All shares of Common Stock are, when issued and paid for, fully paid and non-assessable.

Voting  Rights.

Holders of Shares of Common Stock are entitled to one vote per Share on all matters submitted to a vote of the Shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the Shares which are eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding Shares of Common Stock may take action by written consent without a meeting.

Dividend  Rights.

Holders of record of Shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Comanche intends to retain any earnings for the operation and expansion of its business and has not paid and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Comanche's financial condition and such other factors as the Board of Directors may consider.

Liquidation Rights.

Upon any liquidation, dissolution or winding up of Comanche, holders of Shares of Common Stock are entitled to receive pro rata all of the assets of Comanche available for distribution to Shareholders after liabilities are paid and distributions are made to the holders of Comanche's Preferred Stock, if any.



No Preemptive Rights.

Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock or other securities of Comanche.

Part II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

(a)  Market Information

(1)  Identify the Principal Market or Markets where Common Stock is Traded

Until October 1999, the Common Stock of the Company was traded on the OTC BB. Since that date the Common Stock of Comanche is traded in the pinksheets.

The Company's common stock is traded in the pinksheets under the symbol CMCY. At April 1, 2000, Comanche's common stock was quoted at approximately $0.27 (ask) and $0.25 (bid) per share. Stock information is received from registered securities dealers and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The following table provides the quarterly high and low bid and ask price as reflected in the over-the-counter market for period indicated.



Quarter                                     Bid                     Ask
Ended                                 High       Low          High      Low
- -------                               --------------          -------------

Qtr Ended August 31, 1997               7/8     1/2             1      3/4
     Qtr Ended November 30, 1997        7/8    11/16          15/16   11/16
     Qtr Ended February 28, 1998        3/4    11/16           3/4    11/16
     Qtr Ended May 31, 1998             5/8     1/2           15/16    3/4

Qtr Ended August 31, 1998              3/4     11/16          15/16   11/16
     Qtr Ended November 30, 1998      11/16     5/8            3/4    11/16
     Qtr Ended February 28, 1999      11/16     5/8            3/4    11/16
     Qtr Ended May 31, 1999           11/16     1/2            5/8     7/16

Qtr Ended August 31, 1999             7/16      3/8            1/2     7/16
      Qtr Ended November 30, 1999     5/16      3/16           7/16    6/16
      Qtr Ended February 29, 2000     1/4       1/5            6/16    1/4

(2)  Amounts of Common Equity

(b)  Holders

At April 1, 2000, there are approximately 570 holders of record of the Company's common stock.



(c)  Dividends

Comanche has not declared any dividends in the past. Comanche intends to retain profits from operations for the purchase of its oil and gas acquisitions and operations. It has no intention of paying dividends in the near future.

Item 2.  Legal Proceedings.

      None.

Item 3.  Changes in and Disagreements with Accountants.

      None.

Item 4.  Recent Sales of Unregistered Securities.

(a)  Date, Title and Amount of Securities Sold


(b)  Names of Principal Underwriters

There was no public offering of the shares. The shares were offered to accredited investors in compliance with SEC Regulation D, Rule 506.

(c)  Consideration

The total offering price for the Common Stock sold for cash was $ 0.22 1/2 per share and $ 0.45 per share in property. Comanche paid total commissions, consulting fees, finders fees, due diligence fees and expenses in connection with the sale of shares of its Common Stock of $ 0.35 per share. No such payments were made to affiliates.

(d)  Section under which Exemption from Registration was Claimed

The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) and SEC Regulation D, Rule 506, among other exemptions. Each investor represented that investor's purchase of the securities was for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the share certificates issued in such transactions.

Item 5.  Indemnification of Officers and Directors.

The Articles of Incorporation of Comanche provide for indemnification to the full extent permitted by law of all persons it has the power to indemnify under law. In addition, Comanche's Bylaws provide for indemnification to the full extent permitted by law of all persons it has the power to indemnify under law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of Comanche's Articles of Incorporation and Bylaws which provide indemnification may reduce the likelihood of derivative litigation against directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit Comanche and its stockholders.

In addition, Comanche has entered into indemnification agreements with the following present and past officers or directors: [list] These agreements provide that Comanche will indemnify each officer for acts committed in their official capacities and for virtually all other claims for which a contractual indemnity might be enforceable.

Part F/S

(a)  Annual Financial Statements

      Financial Statements of Comanche Energy, Inc.

      Reports of Independent Public Accountants;
      Consolidated Balance Sheets as of August 31, 1999 and 1998;
      Consolidated Statements of Operations for the years ended August 31, 1999, 1998, and 1997;
      Consolidated Statements of Stockholder Equity for the years ended August 31, 1999, 1998, and 1997;
      Consolidated Statements of Cash Flows for the years ended August31, 1999, 1998, and 1997;
      Notes to Consolidated Financial Statements.

      Supplemental Financial Information
      Schedule II - Amounts Receivable from Related Parties. Other Schedules are omitted as they are not required.

(b)  Interim Financial Statements

Part III
Index to  Exhibits

      Exhibit Number          Description of Exhibit

      2.1 Articles of Incorporation of Comanche (see attached) as amended

      2.2               Bylaws of Comanche












SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


June 15, 2000                                 COMANCHE ENERGY, INC.


                                           /s/ James G. Borem
                                           -------------------------
                                           James G. Borem, Chairman,
                                           Chief Executive Officer
                                           Chief Financial Officer






































                             COMANCHE ENERGY, INC.

                          Independent Auditors' Report

                      and Consolidated Financial Statements

                                 August 31, 1999

                                TABLE OF CONTENTS

- ------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

CONSOLIDATED FINANCIAL STATEMENTS

  Balance Sheet                                                              2
  Statement of Loss                                                          4
  Statement of Changes in Shareholders' Equity                               5
  Statement of Cash Flows                                                    6
  Notes to Consolidated Financial Statements                                 8
  Supplemental Information                                                  17
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
























                          INDEPENDENT AUDITORS' REPORT

- ------------------------------------------------------------------------------

To the Board of Directors and Shareholders
Comanche Energy, Inc.


We have audited the accompanying consolidated balance sheet of Comanche Energy, Inc. (a Utah corporation) as of August 31, 1999, and the related consolidated statements of loss, changes in shareholders' equity, and cash flows for the eight months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comanche Energy, Inc. as of August 31, 1999, and the consolidated results of its operations and cash flows for the eight months then ended, in conformity with generally accepted accounting principles.


/s/  HUTTON, PATTERSON & COMPANY


February 4, 2000
Dallas, Texas

                              COMANCHE ENERGY, INC.

                           Consolidated Balance Sheet

                                 August 31, 1999

- ------------------------------------------------------------------------------

                                     ASSETS

CURRENT ASSETS
    Cash                                                                $ 6,859
    Accounts receivable, trade                                          205,122
    Revenue receivable                                                  194,569
    Prepaid insurance                                                     3,844
                                                              ------------------
      TOTAL CURRENT ASSETS                                              410,394
                                                              ------------------

PROPERTY AND EQUIPMENT
    Oil and gas properties                                           17,400,000
    Gas gathering systems and pipelines                               1,267,001
    Gas liquids plants                                                  396,084
    Compressors                                                          88,000
    Automobile                                                           19,600
                                                              ------------------
                                                                     19,170,685
    Less accumulated depreciation,
    depletion, and amortization                                         637,396
                                                              ------------------

      NET PROPERTY AND EQUIPMENT                                     18,533,289
                                                              ------------------

OTHER ASSETS
    Notes receivable, long-term                                         139,726
    Loan acquisition costs, net of accumulated
      amortization of $50,737                                            84,648
    Deposits                                                              7,250
    Deferred tax asset, net allowance of $998,289                             -
                                                              ------------------

      TOTAL OTHER ASSETS                                                231,624
                                                              ------------------

                                                                    $19,175,307
                                                              ==================



                                   (Continued)

                              COMANCHE ENERGY, INC.
                     Consolidated Balance Sheet (Continued)
                                August 31, 1999

- ------------------------------------------------------------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable, trade                                           $ 455,594
    Accounts payable, related parties                                   562,345
    Revenue payable                                                     104,322
    Accrued interest                                                     28,808
    Accrued expenses                                                      1,482
    Notes payable, current maturities                                 1,049,328
    Note payable, BankOne, current maturities                           180,000
    Capital lease payable, current maturities                            21,578
                                                              ------------------

      TOTAL CURRENT LIABILITIES                                       2,403,457
                                                              ------------------

LONG-TERM LIABILITIES
    Notes payable, net of current maturities                            386,721
    Note payable, BankOne, net of current maturities                    767,017
    Capital lease payable, net of current maturities                     41,045
                                                              ------------------

      TOTAL LONG-TERM LIABILITIES                                     1,194,783
                                                              ------------------

      TOTAL LIABILITIES                                               3,598,240
                                                              ------------------

SHAREHOLDERS' EQUITY
    Common stock (100,000,000 shares authorized,
      55,092,007 issued and outstanding, no par)                     18,993,307
    Subscribed stock (14,350 shares, no par)                              6,458
    Retained deficit                                                 (3,422,698)
                                                              ------------------

      TOTAL SHAREHOLDERS' EQUITY                                     15,577,067
                                                              ------------------

                                                                    $19,175,307

                                                              ==================





                     The accompanying notes are an integral
                      part of these consolidated financial
                                   statements.

                              COMANCHE ENERGY, INC.
                         Consolidated Statement of Loss
                   For the Eight Months Ended August 31, 1999

- ------------------------------------------------------------------------------

REVENUES
    Oil and gas revenue                                              $  676,560
    Miscellaneous income                                                  3,511
                                                                     -----------
      TOTAL REVENUE                                                     680,071

EXPENSES
    Oil and gas expenses
      Lease operating                                                   339,012
      Production taxes                                                   23,400
    Well service expenses                                                87,547
    Depreciation, depletion, and amortization                           375,471
    Adjustment for reserve study                                        444,812
    Interest expense                                                    134,362
    General and administrative                                          451,217
                                                                     -----------
      TOTAL EXPENSES                                                  1,855,821
                                                                     -----------
LOSS FROM OPERATIONS                                                 (1,175,750)

GAIN FROM DISPOSITION OF ASSETS                                          52,918

NET LOSS BEFORE PROVISION FOR INCOME TAXES                           (1,122,832)

PROVISION FOR INCOME TAXES                                                    -


NET LOSS                                                             (1,122,832)
                                                                    ============
EARNINGS PER SHARE:
    Basic                                                           $     (0.02)
    Diluted                                                         $     (0.02)
                                                                    ============





                   The accompanying notes are an integral part of these consolidated financial statements.



                                                           COMANCHE ENERGY, INC.
                                        Consolidated Statement of Changes in Shareholders' Equity
                                               For the Eight Months Ended August 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                  Number          Common        Subscribed         Retained
                                                of Shares          Stock           Stock            Deficit              TOTAL


BALANCE, December 31, 1998                      17,516,330       $ 3,098,080    $ 106,000          $(2,299,866)          $ 904,214


Capital stock issued for cash                    1,047,370           305,210                                               305,210
Capital stock issued for assets                    138,000            69,000                                                69,000
Capital stock issued for
     various services                              609,209           298,739                                               298,739
Capital stock issued for
     retirement of debt                          1,370,461           591,950                                               591,950
Capital stock issued for acquisition
     of net assets from various entities
     and 100% interest in Double Eagle          34,078,637        15,547,288                                            15,547,288
Subscribed stock exchanged for capital stock       332,000           106,000     (106,000)
Cash received for subscribed stock                                                  6,458                                    6,458
Distribution of assets                                             (1,022,960)                                          (1,022,960)
Net loss                                                                                            (1,122,832)         (1,122,832)

BALANCE, August 31, 1999                       -----------    ----------------- ----------------    -----------------   ------------
                                                55,092,007       $ 18,993,307     $ 6,458          $(3,422,698)        $15,577,067
                                               ===========    ================= ================   =================   =============



                                           The accompanying notes are an integral part of these
                                                    consolidated financial statements.

                                                                        5.







                              COMANCHE ENERGY, INC.
                      Consolidated Statement of Cash Flows
                   For the Eight Months Ended August 31, 1999

- ------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                                          $ (1,122,832)
 Adjustments to reconcile net loss to net
  cash used in operating activities
    Depreciation, depletion, and amortization                           375,471
    Adjustment for reserve study                                        444,812
    Gain on disposition of assets                                       (52,918)
    Services acquired with common stock                                 298,739
    Changes in assets and liabilities
      Increase in accounts receivable, trade                           (137,175)
      Increase in revenue receivable                                   (163,367)
      Increase in prepaid insurance                                      (1,230)
      Decrease in deposits                                                3,341
      Increase in accounts payable, trade                                14,983
      Increase in accounts payable, related parties                     819,065
      Increase in revenue payable                                       104,322
      Increase in accrued interest                                       15,837
      Decrease in accrued expenses                                      (27,673)
                                                                   -------------
    Net cash flows provided by operating activities                     571,375
                                                                   -------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                              (1,114,517)
    Proceeds received from sale of assets                                73,000
    Principal given for notes receivable                                (35,000)
    Principal received on notes receivable                                7,905
                                                               -----------------
    Net cash flows used in investing activities                      (1,068,612)
                                                               -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from borrowings, notes payable                             306,000
    Payments on notes payable                                          (108,440)
    Payments on notes payable, BankOne                                  (60,000)
    Payments on capital lease payable                                   (10,377)
    Proceeds provided from sale of common stock                         305,210
    Proceeds provided from sale of subscribed stock                       6,458
                                                               -----------------
    Net cash flows provided by financing activities                     438,851
                                                               -----------------

NET DECREASE IN CASH                                                    (58,386)

CASH, beginning                                                          65,245
                                                               -----------------

CASH, ending                                                            $ 6,859
                                                               =================
                                   (Continued)

                                        6



                              COMANCHE ENERGY, INC.
                Consolidated Statement of Cash Flows (Continued)
                   For the Eight Months Ended August 31, 1999

- ------------------------------------------------------------------------------


SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

  Cash paid for interest                                              $ 134,362
                                                               =================

SUPPLEMENTAL DISCLOSURE OF NONCASH
  INVESTING ACTIVITIES

    Common stock issued for acquisition of assets                      $ 69,000
                                                               =================
    Common stock issued for acquisition of net assets
    from various entities, including settlement of
    related party payable                                          $ 12,853,309
                                                               =================
    Common stock issued for acquisition of 100%
    interest in Double Eagle                                        $ 2,693,979
                                                               =================
    Common stock issued for retirement of debt                        $ 591,950
                                                               =================
    Common stock issued for subscribed stock                          $ 106,000
                                                               =================
    Common stock issued for services                                $ 298,739
                                                               =================
    Net assets distributed in spin off of
    wholly owned subsidiary                                         $ 1,022,960
                                                               =================













                   The accompanying notes are an integral part of these consolidated financial statements.

                                        7



                              COMANCHE ENERGY, INC.

                   Notes to Consolidated Financial Statements

- ------------------------------------------------------------------------------


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

         Organization

               Comanche Energy, Inc. (the Company), a Utah corporation, was incorporated in January 1980, as Quest Resources. Effective January 25, 1995, the Company changed its name to Comanche Energy, Inc.

               On July 9, 1996, the Company formed Comanche Well Service Corporation as a wholly owned subsidiary incorporated under the laws of the state of Texas. Comanche Well Service Corporation issued 1,000 shares of its common stock to the Company in exchange for $25,000. On August 31, 1999, the Company spun off Comanche Well Service Corporation to its shareholders. (NOTE G)

               At December 31, 1998, the Company's financial statements reflected an investment which consisted of its one percent general partner interest in two limited partnerships. Effective January 1, 1999, the Company acquired the remaining assets and assumed the outstanding liabilities of these partnerships. Each partner received shares of the Company's unregistered common stock for their ownership interests. (NOTE H)

               Effective June 1, 1999, the Company acquired all of the outstanding stock of Double Eagle Petroleum Corporation (Double Eagle). The Company issued shares of its unregistered common stock for a 100% interest in Double Eagle. The business combination was accounted for as a purchase, with the Company designated as the purchasing entity. (NOTE H)

               As a result of the acquisitions, management has elected to change its fiscal year end to August 31. Therefore, the accompanying financial statements present the results of operations, changes in shareholders' equity, and cash flows for the eight months ending August 31, 1999.

         Business Activity

               The Company is principally engaged in the production of oil and gas. The Company owns working interests and overriding royalty interest in oil and gas properties located in the southern midcontinent region, which includes Texas, Louisiana, and Oklahoma. The Company acts as operator of the oil wells on two leases which constitute the bulk of its working interests. The Company also devotes its efforts to the purchase, transportation, and sale of natural gas produced by wells located along its gas gathering systems and pipeline in Oklahoma (Comanche Gas System, Nellie Gas System, and Cotton Gas System).

Comanche Well Service Corporation provided contract drilling and well operation services.

                                   (Continued)

                                        8



                                   COMANCHE ENERGY, INC.
                   Notes to Consolidated Financial Statements (Continued)

- ------------------------------------------------------------------------------


NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Estimates and Assumptions

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Principles of Consolidation

               The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Double Eagle. The results of operations for the three months from acquisition (June 1, 1999) to August 31, 1999, are included for Double Eagle. Additionally, the Company's share of income from Comanche Well Service Corporation through August 31, 1999 (the date of disposition), are included. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Oil and Gas Properties

               The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under the successful efforts method, the Company capitalizes all oil and gas leasehold acquisition costs. For unproved properties, leasehold impairment is recognized based upon an individual property assessment and exploration experience. Upon discovery of commercial reserves, such leasehold costs are transferred to proved properties.

               Geological and geophysical expenses, production costs, and overhead are charged against income as incurred. Exploratory drilling costs are capitalized when incurred. If exploratory wells are determined to be unsuccessful (dry holes), applicable costs are expensed. Costs incurred to drill and equip developmental wells, including unsuccessful development wells, are capitalized.

               Expenditures related to extensive well workover projects are capitalized upon determining that the workover resulted in significantly increased proved reserves. All other workover costs are expensed as incurred. These costs include those for deepening existing producing wells within the same producing formation when such operations are conducted for the purpose of restoring efficient operating conditions as well as other repairs, reconditioning, or reworking costs of wells already drilled and operating.

                                   (Continued)

                                        9



                                   COMANCHE ENERGY, INC.
                   Notes to Consolidated Financial Statements (Continued)

- ------------------------------------------------------------------------------


NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

               Depreciation, depletion, and amortization of the cost of proved producing oil and gas properties, including wells and related equipment and facilities, are determined by the units-of-production method based on quantities produced as a percent of estimated proved recoverable reserves. Depreciation of the automobile and gas gathering systems are provided for by the straight-line method over estimated useful lives ranging from 5 to 15 years.

               When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation and depletion are eliminated with any gain or loss reflected in income.

         Loan Acquisition Costs

               The loan acquisition costs are related to a revolving line of credit obtained during the year ended August 31, 1998, related amendments effective through August 31, 1999, and loans obtained through various individuals and shareholders. Total loan acquisition cost as of August 31, 1999, was $135,385. The cost is being amortized from 36 to 60 months based on the remaining life of the loan. Amortization of the loan acquisition cost for the eight months ended August 31, 1999, was $30,177.

         Federal Income Taxes

               The  Company   accounts  for  federal   income  taxes  under  the
          provisions of SFAS No. 109 which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the recognition of future tax benefits, such as net operating loss carryforwards, are required to the extent that realization of such benefits are more likely.

NOTE B - NOTES PAYABLE

         Notes payable consisted of the following at August 31, 1999:

               Credit agreement, BankOne, dated September 19,
               1997, current amendment dated March 31,
               1999, providing a borrowing base of
               $2,400,000 with monthly installment payments
               of $15,000, including interest at prime
               plus one percent, secured by certain oil and gas
               properties and other assets of the Company           $  947,017

                                   (Continued)

                                       10


                                   COMANCHE ENERGY, INC.
                   Notes to Consolidated Financial Statements (Continued)

- ------------------------------------------------------------------------------

NOTE B - NOTES PAYABLE (Continued)

               Note payable, Imperial Petroleum, Inc., interest
               will begin to accrue and principal and interest
               payments will be determined  in the fourth year
               of the note, with payment in full due September 1,
               2006                                                     165,000

               Notes payable to various shareholders,  interest
               due quarterly at 12%, with principal due in full
               at various maturity dates through 2001, unsecured        256,100

               Notes payable to various  individuals,  interest
               due quarterly at 12%, with principal due in full
               at various maturity dates through 2001, unsecured        490,950

               Notes payable to various individuals,  quarterly
               payments ranging from $4,423 to $22,722 including
               interest ranging from 8% to 16%, maturing at various
               dates  through  2001,  secured by various oil and
               gas properties                                           523,999
                                                                     -----------
                                                                      2,383,066
                                                                     -----------
               Less current maturities                                1,229,328
                                                                     -----------
                                                                     $1,153,738
                                                                     ===========

               The credit agreement with BankOne does not specify a final maturity date. This credit agreement originally dated September 19, 1997, contained various loan covenants. The Company has violated covenants relating to general and administrative expenses, the debt service coverage ratio, and current ratio. However, the bank waived loan covenant violations in various amendments to the debt agreement which also modified certain terms of the agreement and the borrowing base. The most recent amendment was effective March 31, 1999.

               Effective August 31, 1999, the Company established an additional line of credit with Bank of Oklahoma in the amount of $15,000,000. Interest is due monthly at prime plus one percent with the entire principal due on September 1, 2001. At August 31, 1999, there were no outstanding balances under this agreement. However, subsequent to August 31, 1999, draws were taken on this line of credit which were used to repay the entire outstanding balance due to BankOne.

                                   (Continued)

                                       11


                              COMANCHE ENERGY, INC.
             Notes to Consolidated Financial Statements (Continued)

- ------------------------------------------------------------------------------


NOTE B - NOTES PAYABLE (Continued)

               Aggregate maturities on long-term debt for the next five years are as follows:

                    2000                           $   1,229,328
                    2001                                 401,721
                    2002                                 180,000
                    2003                                 180,000
                    2004                                 180,000
              Thereafter                                 212,017
                                                    ------------
                             Total                    $2,383,066
                                                      ==========


NOTE C - LEASES PAYABLE

               During the eight months ended August 31, 1999, the Company acquired compressors totaling $73,000, which were financed through a capital lease. Future minimum rental payments under this capital lease are as follows for the years ended August 31:

                           2000                     $ 34,566
                           2001                       34,566
                           2002                       14,403
                                                   ---------
          Total minimum lease payments                83,535
          Amount representing interest               (20,912)
                                                   ----------
          Present value of future lease
             payments                                 62,623
          Less current portion                       (21,578)
                                                   ----------
                                                    $ 41,045

NOTE D - RELATED PARTY TRANSACTIONS

               The Company has entered into several agreements with related parties involving its operations as follows:

               M. L. Johnson, a shareholder of the Company, owns Crown Petroleum, an Oklahoma partnership. Crown Petroleum is the operator for the Company's Oklahoma oil and gas properties. Crown Petroleum pays the direct operating expenses and acquisition costs of the gas systems and in turn submits invoices to the Company for reimbursement. The following is a summary of transactions between Crown Petroleum and the Company for the eight months ended August 31, 1999:

            Operating costs of oil and gas properties                  $16,759
                                                                       =======

            Purchases of property and equipment                        $88,927
                                                                       =======

                                   (Continued)

                                       12


                                   COMANCHE ENERGY, INC.
                   Notes to Consolidated Financial Statements (Continued)

- ------------------------------------------------------------------------------


NOTE D - RELATED PARTY TRANSACTIONS (Continued)

               At August 31, 1999, the Company had an account payable balance to Crown Petroleum of $8,819.

               Frank W Cole Engineering, a sole proprietorship of Frank W Cole, a shareholder and director, operates the Company's Texas oil and gas properties. Frank W Cole Engineering pays the direct operating expenses and acquisition costs of these properties and in turn submits invoices to the Company for reimbursement. The following is a summary of transactions between Frank W Cole Engineering and the Company for the eight months ended August 31, 1999:

              Oil and gas revenue - working interests $59,060 Less production taxes and lease operating costs - working interests

                                                                         34,441

              Net income remitted to the Company                      $  24,619
                                                                       =========

              Purchases of property and equipment, work-over costs, and
                 evaluation reports                                     $44,004
                                                                         =======

            Operating expense of well service operations                $16,000
                                                                         =======

               At August 31, 1999, the Company had an account payable balance to Frank W Cole Engineering of $297,131.

               As discussed at NOTE H, the Company acquired oil and gas properties from Sha Stephens, Inc. and E.B. Germany & Sons. At August 31, 1999, the Company had payables due to these two entities of $2,073 and $254,322, respectively.

               The Company has entered into a consulting agreement with one of the shareholders which provides for a payment of $30,000 each year for two years beginning at the time the Company achieves cash flow requirements set by the Board of Directors. As of August 31, 1999, these requirements had not been met.

NOTE E - INCOME TAXES

               Due to operating losses, the Company currently has no liability for state or federal income taxes. The Company has no significant temporary differences between financial statement carrying amounts and their respective tax basis resulting in deferred taxes. A deferred tax asset of $998,289 related to the operating loss carryforwards has been recorded; however, a valuation allowance has been provided for the entire balance of this deferred tax asset. Therefore, the provision for income taxes for the year ended December 31, 1998, is zero. The Company has an aggregate net operating loss carryforward of $2,936,145. The majority of these net operating loss carryforwards will begin to expire in 2011.

                                       13


                              COMANCHE ENERGY, INC.
             Notes to Consolidated Financial Statements (Continued)

- ------------------------------------------------------------------------------

NOTE F - COMMITMENTS AND CONTINGENCIES

               The  exploration,  development,  and production of oil and gas is subject to various federal and state laws and regulations to protect the environment. Various state and governmental agencies are considering or have adopted laws and regulations regarding environmental control which could adversely affect the business of the Company. Compliance with such legislation and regulations, together with penalties resulting from noncompliance therewith, will increase the cost of oil and gas development and production. Some of these costs may ultimately be borne by the Company.

               On January 1, 1999, Double Eagle, the Subsidiary located in Tulsa, Oklahoma, entered into an operating lease for office space. The agreement provided for monthly rentals of $1,560 through December 31, 2000. Effective June 1, 1999, the Company acquired a 100% interest in Double Eagle and relocated all operations to Tulsa. The Company had previously leased office space in Dallas, Texas on a month-to-month basis. Effective June 1, 1999, this lease was terminated. On July 19, 1999, the Company increased the square footage of the offices in Tulsa and the lease agreement was revised. Under the new agreement, monthly rentals increased to $2,560 per month beginning September 1, 1999, through January 31, 2002. The Company expects to renew the lease in the normal course of business. Rental expense totaled $20,449 for the eight months ended August 31, 1999.

NOTE G - ASSET DISPOSITIONS

               At August 31, 1999, the Company entered into an agreement with a newly formed corporation, Energytec.com, Inc., to dispose of certain properties, equipment, and its wholly owned Subsidiary, Comanche Well Service, in a spin-off transaction. Each shareholder as of the date of record, July 29, 1999, will receive one share of stock in Energytec.com, Inc. for each share of the Company's common stock held. The transaction excludes those individuals or entities which received stock in the Company's acquisition of Double Eagle and the acquisition of assets acquired from Sha Stephens, Inc. and E. B. Germany & Sons. (NOTE H) The result to each shareholder is an allocation of their basis between their shares of the Company's stock and the newly acquired shares of Energytec.com, Inc. The result of the transaction to the Company is a reduction in various assets as follows, with an off-setting reduction in capital stock in the amount of $1,022,960.

                  Note receivable                      $  4,094
                  Inventory                              16,515
                  Property, plant, and equipment
                    (net of accumulated depreciation
                    of $63,751)                       1,030,638
                  Notes payable                         (28,287)
                                                   -------------
                                                     $1,022,960

                                       14


                              COMANCHE ENERGY, INC.
             Notes to Consolidated Financial Statements (Continued)

- ------------------------------------------------------------------------------

NOTE H - ASSET ACQUISITIONS

               As discussed at NOTE A, the Company held a one percent general partner interest in Comanche 95 Income Fund, Ltd. and in Comanche 96 Income Fund, Ltd. at December 31, 1998. Effective January 1, 1999, the partnerships were dissolved and the Company acquired the assets and assumed the liabilities of both partnerships. The transaction was structured as follows:

                                 Comanche 95 Income        Comanche 96 Income
                                     Fund, Ltd.                 Fund, Ltd.
                              ---------------------        ---------------------

         Shares of unregistered

           common stock issued           674,449               1,319,967
                                      ==========              ==========
         Liabilities assumed           $ 269,157              $  306,799
                                       =========              ==========
         Assets acquired               $ 505,214              $  768,787
                                       =========              ==========
         Value of common stock issued  $ 236,057              $  461,988
                                       =========              ==========
         Price per share            $       0.35           $        0.35
                                    ============           =============


               As of the effective date of the transaction, the Company's common stock was selling at a price of $0.70 per share. Because the stock issued was unregistered and restricted, management believed the value should be discounted by 50%.

               Effective June 1, 1999, the Company closed an agreement to purchase oil and gas properties held by Sha Stephens, Inc. Pursuant to the agreement, the Company issued 4,000,000 shares of its unregistered common stock and assumed liabilities totaling $274,999. The Company's wholly owned subsidiary, Double Eagle, had entered into a similar agreement with E. B. Germany & Sons. This agreement was also finalized June 1, 1999, concurrent with the Company's acquisition of Double Eagle. The Company issued 26,644,221 shares of its unregistered common stock to obtain 100% of the outstanding stock of Double Eagle and to acquire the working interests in the properties held by E. B. Germany & Sons and various working interest owners. The owners of E. B. Germany & Sons and other working interest owners received 16,087,946 shares of the stock issued. The properties acquired from Sha Stephens, Inc. and E. B. Germany & Sons were recorded at a value of $7,703,156 which equals $0.39 per share. The property value recorded is significantly less than the value presented in current reserve studies. However, due to the fact that the properties are not currently producing to their full potential, management decided to record the properties at a more conservative value based upon a discounted per share price as of June 1, 1999. At that date, the Company's common stock was selling at an approximate price of $0.60.

                                   (Continued)

                                       15

                              COMANCHE ENERGY, INC.
             Notes to Consolidated Financial Statements (Continued)

- ------------------------------------------------------------------------------

NOTE H -  ASSET ACQUISITIONS (Continued)

               The total cost allocated to the acquisition of Double Eagle totaled $2,693,979. Based upon current reserve studies, the oil and gas properties held by Double Eagle were understated by approximately $2,600,000. Management believed that using a per share price of $0.39 would inflate the value of the properties. Therefore, each property was revalued based upon the reserve studies. Shares issued in exchange for Double Eagle totaled 10,379,407. The resulting price per share of $0.26 approximates the value per share utilized in the previously discussed acquisitions.

               Effective August 31, 1999, the Company acquired additional properties valued at $4,452,108 in exchange for 1,440,000 shares of its unregistered common stock. Based upon production and revenues, management believed a value based upon stock prices would significantly undervalue the assets. Therefore, it was determined that these properties should be valued based upon reserve studies.

               The following summarized proforma (unaudited) information assumes the acquisition had occurred on January 1, 1999:

               Net sales                   $ 1,238,707
                                           ===========
               Net loss                   $    889,373
                                          ============

          Earnings per share:
               Basic                   $         (.02)
                                       ===============
               Diluted                 $         (.02)
                                       ===============


NOTE I - MAJOR CUSTOMERS

               Four major customers accounted for approximately 61% of the Company's oil and gas sales for the eight months ended August 31, 1999.

                                       16












                            SUPPLEMENTAL INFORMATION

                                       17




                          INDEPENDENT AUDITORS' REPORT

                           ON SUPPLEMENTAL INFORMATION

- ------------------------------------------------------------------------------

To the Board of Directors and Shareholders
Comanche Energy, Inc.

The supplemental information related to oil and gas producing activities, reserves, and the standardized measure of discounted future net cash flows on pages 18 through 20 is not a required part of the basic financial statements of Comanche Energy, Inc., but is supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplemental information. However, we did not audit the information and express no opinion on it.




/s/ HUTTON, PATTERSON & COMPANY



February 4, 2000
Dallas, Texas

                                       18



                              COMANCHE ENERGY, INC.
                      Supplemental Information (Unaudited)
                   For the Eight Months Ended August 31, 1999

- ------------------------------------------------------------------------------



Capitalized Costs Relating to Oil and Gas Producing
 Activities at August 31, 1999

   Unproved oil and gas properties                                          $ -
   Proved oil and gas properties                                     17,400,000
   Support equipment and facilities                                           -
                                                                    -----------
                                                                     17,400,000
 Less accumulated depreciation, depletion, amortization,
  and impairment                                                        305,270
                                                                    -----------
   Net capitalized costs                                           $ 17,094,730
                                                                    ===========

Costs Incurred in Oil and Gas Producing Activities for the Year Ended August 31, 1999

   Property acquisition costs
   Proved                                                          $ 16,896,860
   Unproved                                                                 $ -
   Exploration costs                                                        $ -
   Development costs                                                        $ -
   Amortization rate per equivalent barrel of production                 .00609

Results of Operations for Oil and Gas Producing Activities for the Year Ended August 31, 1999

   Oil and gas sales                                                  $ 676,560
   Production costs                                                     362,412
   Depreciation, depletion, and amortization                            260,231
                                                                    -----------
                                                                         53,917
   Income tax expense                                                         -
                                                                    -----------
   Results of operations for oil and gas producing
   activities (excluding corporate overhead and
   financing costs)                                                    $ 53,917
                                                                     ===========



                                   (Continued)

                                       19



                              COMANCHE ENERGY, INC.
                 Supplemental Information (Unaudited)(Continued)
                   For the Eight Months Ended August 31, 1999

- ------------------------------------------------------------------------------


Reserve Information

The following estimates of proved and unproved developed reserve quantities and related standardized measure of discounted net cash flows are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less the tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                                                              TOTAL
                                                   -----------------------------
                                                   Oil (Bbls)          Gas (Mcf)
                                                   ----------          ---------
   Proved Developed and Undeveloped Reserves

     Beginning of year                            1,045,425           3,122,887
     Revisions of previous estimates                      -           -
     Improved recovery                                    -           -
     Purchases of minerals in place                  41,856           8,553,206
     Extensions and discoveries                           -           -
     Production                                      (9,842)            (51,053)
     Sales of minerals in place                           -           -
                                               ---------------------------------

     End of year                                  1,077,439          11,625,040
                                                  =========          ==========

   Proved Developed Reserves

     Beginning of year                               62,931              42,261
                                                  ==============================
     End of year                                    648,678           4,871,377
                                                  ==========         ===========

                                   (Continued)

                                       20


                              COMANCHE ENERGY, INC.
                 Supplemental Information (Unaudited)(Continued)
                   For the Eight Months Ended August 31, 1999

- ------------------------------------------------------------------------------

Standardized Measure of Discounted Future
 Net Cash Flows at August 31, 1999
  Future cash inflows                                               $57,038,160
  Future production costs                                           (12,974,290)
  Future development costs                                           (1,334,441)
  Future income tax expenses                                        (14,528,006)
                                                                    ------------
                                                                     28,201,423
  Future net cash flows
   10% annual discount for estimated timing of cash flows            (6,751,196)
                                                                    ------------

Standardized measures of discounted future net cash flows
 relating to proved oil and gas reserves                            $21,450,227
                                                                    ============

The following reconciles the change in the standardized measure of discounted future net cash flows during 1999:

Beginning of year                                                   $ 4,631,240
Sales of oil and gas produced, net of production costs                 (314,148)
Development costs incurred during the year which were
    previously estimated                                                      -
Net change in estimated future development costs                              -
Revisions of previous quantity estimates
Net change from purchases and sales of minerals in place             29,128,083
Accretion of discount                                                         -
Net change in income taxes                                          (11,994,948)
Other                                                                         -
                                                                    ------------

End of year                                                         $21,450,227
                                                                    ============




                        See independent auditors' report
                           on supplemental information

                                       21















EXHIBIT A-1 [GERMANY AGREEMENT]


                            ASSET PURCHASE AGREEMENT


     THIS ASSET PURCHASE AGREEMENT (the "Agreement"), is entered into as of this day of May, 1999, by and between ("SELLER") an individual, as SELLER, E. B. Germany & Sons, a Texas corporation "OPERATOR") as OPERATOR of SELLER'S interests and Double Eagle Petroleum, Inc., an Oklahoma corporation ("Double Eagle"), and Oil City Petroleum, Inc., a Texas corporation, ("Oil City") collectively referred herein as BUYER.

                              W I T N E S S E T H:

     WHEREAS, SELLER is the owner of certain producing oil and natural gas wells and developed and undeveloped leases as set forth on Exhibit A attached hereto and such interests are managed by OPERATOR on SELLER'S behalf; and


     WHEREAS, SELLER desires to sell, transfer and assign to BUYER all of its right, title and interest in and to those assets comprising those properties as described on Exhibit A and any and all equipment used by SELLER in conjunction with the operation of said properties and located on the premises, collectively referred to as the "Acquired Assets"; and


     WHEREAS, the Board of Directors of the BUYER has approved the transaction herein contemplated;

     NOW,  THEREFORE,  in  consideration  of the  promises  and  of  the  mutual
agreements,   provisions,  covenants,   representations  and  warranties  herein
contained, the parties hereto hereby agree as follows:


                              1. Purchase and Sale of Assets.


1.01 Purchase and Sale. On and subject to the terms and conditions of this Agreement, BUYER agrees to purchase from SELLER and SELLER agrees to sell, transfer, convey and deliver to BUYER all of SELLER's right, title and interest in and to the Acquired Assets, including without limitation, the following assets:

1.02 Acquired Assets. The "Acquired Assets" hereunder shall consist of the following and shall hereafter collectively, in whole or in part, be referred to as the "Acquired Assets".

     (a) All of Seller's undivided right, title and interest in, to and under the leases, the wells located therein, overriding royalty interests, mineral servitudes, mineral rights, royalty interests, carried interests, licenses, permits and other interests and agreements described in Exhibit "A", together with all other interests of Seller in and to the lands subject thereto (all of which are hereafter referred to as "Leasehold Interests" and the lands covered thereby which shall be referred to herein collectively as the "Lands" or singularly as the "Land").

     (b) All of Seller's undivided right, title and interest in and to all Hydrocarbons produced from or allocated to the Leasehold Interests or Lands, after the Effective Time. "Hydrocarbons" shall mean and include oil, gas well gas, casinghead gas, condensate, and all components of any of them.

     (c) To the extent Seller may lawfully assign and convey the same, all of Seller's undivided interest in and to all documents and agreements relating to the Leasehold Interests or Lands, including without limitation: leases; operating agreements; gas balancing agreements; oil, gas and condensate purchase and sale agreements; processing, gathering, compression and/or transportation agreements; joint venture agreements; farm-out agreements, farm-in agreements; dry hole agreements; bottom hole agreements; acreage contribution agreements; area of mutual interest agreements; salt water disposal agreements; servicing contracts; servitudes; surface use and/or right-of-way agreements; permits; licenses; unitization or pooling agreements; and all other contracts and agreements relating to the Leasehold Interests or Lands.

     (d) All of Seller's undivided interests in and to all of the real, personal and mixed, movable and immovable property, (including, without limitation, wells, fixtures, equipment, personal property, gas gathering or processing systems, gas plants or pipelines, gas, crude oil, condensate or products in storage or in pipelines) and all other fixtures and improvements appurtenant to the Leasehold Interests or Lands used in connection therewith.

     (e) All of Seller's interest and estate in and to or derived under any oil and gas or oil, gas and mineral unitization or pooling agreement, declaration or order relating to the Leasehold Interests or Lands, and the units or pools, if any, created thereby (including, without limitation, all units or pools formed under orders, regulations, rules or other official acts of any federal, state or other governmental agency having or asserting jurisdiction); all production from the unit or pool allocated to the Leasehold Interests or Lands, and all interests in any wells within the unit or pool associated with the Leasehold Interests or Lands.

     (f) All of Seller's interests in all permits, franchises, servitudes, rights-of-way, surface rights, contract rights, intangible rights, inchoate rights, rights under warranties made by prior owners of the Leasehold Interests or Lands, manufacturers, vendors and other third parties, rights accruing under applicable statutes of limitation or prescription and other rights, estates and hereditaments incident or relating to the Leasehold Interests or Lands, or any of the foregoing items set forth in this definition of Properties.

     (g) Without limiting the foregoing, all of Seller's interests and estate, whether real, personal or mixed, movable or immovable, corporeal or incorporeal of every nature and description in and to or derived under the Leasehold Interests or Lands, whether such right, title, claim or interest be under and by virtue of an oil and gas lease, oil, gas and mineral lease, overriding royalty assignment or reservation, production payment, operating agreement, unitization, pooling, declaration or order, division order, transfer order, or any other type of contract, conveyance or instrument, or under and by virtue of any other type of claim or title to the Properties, present or reversionary, and even though Seller's interests therein be incorrectly described in, or a description of such interests be omitted from an Exhibit hereto.

     (h) all books, records, ledgers, files, documents, correspondence, lists, plats, maps, plans, drawings, blueprints, specifications, assays, studies, reports and other written or printed materials necessary, useful for, held for use by SELLER useful in the ownership or operation of the properties on Exhibit A.

1.03 Effective Time. The purchase and sale of the Acquired Assets shall be effective as of March 1, 1999, at 7:00 A.M., Central Daylight Time (herein called the "Effective Time"). SELLER shall be responsible for all costs and expenses and shall be entitled to receive all revenue from sales prior to the Effective Time. Buyer shall be responsible for all costs and expenses and shall be entitled to receive all revenue from sales after the Effective Time.



1.04 Purchase Price. BUYER agrees to purchase the Acquired Assets from SELLER at Closing for the following consideration:

     (a) BUYER will issue stock certificates to SELLER representing shares of fully paid, non-assessable restricted common stock of Oil City Petroleum, Inc. ( herein referred to as the "Oil City Shares").




1.05 Closing. Subject to the terms and provisions of this Agreement, the closing of the transactions contemplated by this Agreement will be at 10:00 a.m. at the offices Oil City Petroleum, Inc. at 3015 East Skelly Drive, Suite 450, Tulsa, OK 74105, on or before, May 31, 1999, or at such earlier or later date or such other place as shall be mutually agreed upon by BUYER and SELLER, such date and time sometimes being referred to herein as the "Closing" or "Closing Date."


         2. Representations and Warranties of DOUBLE EAGLE and OIL CITY


     DOUBLE EAGLE and OIL CITY represent and warrant to SELLER that, to the best of their knowledge, the statements contained in this Section 2 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 2.

2.01.A Organization, Qualification and Corporate Power. DOUBLE EAGLE is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma. DOUBLE EAGLE is duly authorized to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification. DOUBLE EAGLE has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

2.02.A Authority. DOUBLE EAGLE has all requisite corporate power and authority to execute and deliver this Agreement and all agreements, instruments and documents to be executed and delivered by DOUBLE EAGLE hereunder, to consummate the transactions contemplated hereby and to perform all terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by DOUBLE EAGLE and all agreements, instruments, and documents to be executed and delivered by DOUBLE EAGLE hereunder, the performance by DOUBLE EAGLE of all the terms and conditions hereto to be performed by it and the consummation of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of DOUBLE EAGLE, and no other corporate proceedings of DOUBLE EAGLE are necessary with respect thereto. All persons who have executed and delivered this Agreement, and all persons who will execute and deliver the other agreements, documents and instruments to be executed and delivered by DOUBLE EAGLE hereunder, have been duly authorized to do so by all necessary actions on the part of DOUBLE EAGLE. This Agreement constitutes, and each other agreement and instrument to be executed by DOUBLE EAGLE hereunder, when executed and delivered by DOUBLE EAGLE, will constitute, the valid and binding obligation of DOUBLE EAGLE enforceable against it in accordance with its terms.

2.03.A Capitalization. The entire authorized capital stock of DOUBLE EAGLE, as of the date of the Agreement, consists of 30,000,000 shares of common stock, par value $ 0.001 per share, of which 21,366,620 shares are, as of the date of this Agreement, issued and outstanding, including 0.00 shares held in treasury. Certain employees and other individuals have been granted warrants to acquire restricted common stock of DOUBLE EAGLE, which if exercised would result in the issuance of an additional 0.00 shares of common stock as more fully described in the DOUBLE EAGLE Disclosure Schedule Section 2.03 attached hereto and made a part hereof. All of the issued and outstanding shares of DOUBLE EAGLE common stock have been duly authorized, are validly issued, fully paid, and non-assessable. Except as disclosed in the DOUBLE EAGLE Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which DOUBLE EAGLE is a party or which are binding upon DOUBLE EAGLE providing for the issuance, disposition or acquisition of any of its capital stock. Upon issuance, the DOUBLE EAGLE Shares to be issued to Sellers, pursuant to this Agreement will be duly authorized, validly issued, fully paid and non-assessable.

2.04.A Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any federal, state or local government, governmental agency or court to which DOUBLE EAGLE is subject or any provision of its Certificate of Incorporation, Bylaws or Board of Directors or stockholder resolutions of DOUBLE EAGLE or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest or other arrangement to which DOUBLE EAGLE is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any security interest upon any of its assets. DOUBLE EAGLE is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any federal, state or local government, governmental agency, bank, financial institution or other person or entity in order for DOUBLE EAGLE to consummate the transactions contemplated by this Agreement.


2.05.A Subsidiaries. The subsidiaries of DOUBLE EAGLE are disclosed in the DOUBLE EAGLE Disclosure Schedule, Section 2.05 attached hereto and made a part hereof.

2.06.A Disclosure. The representations and warranties contained in this Section 2 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this
Section 2 not misleading.

2.07.A Representation. DOUBLE EAGLE represents and warrants that in making the decision to acquire the Acquired Assets, it has relied upon its own independent investigations and the independent investigations by its representatives, including its own professional legal, tax, and business advisors, and that DOUBLE EAGLE and its representatives have been given the opportunity to examine all relevant documents and to ask questions of and to receive answers from SELLER.

2.01.B Organization, Qualification and Corporate Power. OIL CITY is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. OIL CITY is duly authorized to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification. OIL CITY has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

2.02.B Authority. OIL CITY has all requisite corporate power and authority to execute and deliver this Agreement and all agreements, instruments and documents to be executed and delivered by OIL CITY hereunder, to consummate the transactions contemplated hereby and to perform all terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by OIL CITY and all agreements, instruments, and documents to be executed and delivered by OIL CITY hereunder, the performance by OIL CITY of all the terms and conditions hereto to be performed by it and the consummation of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of OIL CITY, and no other corporate proceedings of OIL CITY are necessary with respect thereto. All persons who have executed and delivered this Agreement, and all persons who will execute and deliver the other agreements, documents and instruments to be executed and delivered by OIL CITY hereunder, have been duly authorized to do so by all necessary actions on the part of OIL CITY. This Agreement constitutes, and each other agreement and instrument to be executed by OIL CITY hereunder, when executed and delivered by OIL CITY, will constitute, the valid and binding obligation of OIL CITY enforceable against it in accordance with its terms.

2.03.B Capitalization. The entire authorized capital stock of OIL CITY, as of the date of the Agreement, consists of 30,000,000 shares of common stock, par value $0.00 per share, of which 19,194,340 shares are, as of the date of this Agreement, issued and outstanding, including 0.00 shares held in treasury. Certain employees and other individuals have been granted warrants to acquire restricted common stock of OIL CITY, which if exercised would result in the issuance of an additional 1,000,000 shares of common stock as more fully described in the OIL CITY Disclosure Schedule Section 2.03 attached hereto and made a part hereof. All of the issued and outstanding shares of OIL CITY common stock have been duly authorized, are validly issued, fully paid, and non-assessable. Except as disclosed in the OIL CITY Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which OIL CITY is a party or which are binding upon OIL CITY providing for the issuance, disposition or acquisition of any of its capital stock. Upon issuance, the OIL CITY Shares to be issued to Sellers, pursuant to this
Agreement   will  be  duly   authorized,   validly   issued,   fully   paid  and
non-assessable.

2.04.B Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any federal, state or local government, governmental agency or court to which OIL CITY is subject or any provision of its Certificate of Incorporation, Bylaws or Board of Directors or stockholder resolutions of OIL CITY or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest or other arrangement to which OIL CITY is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any security interest upon any of its assets. OIL CITY is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any federal, state or local government, governmental agency, bank, financial institution or other person or entity in order for OIL CITY to consummate the transactions contemplated by this Agreement.


2.05.B Subsidiaries. The subsidiaries of OIL CITY are disclosed in the OIL CITY Disclosure Schedule, Section 2.05 attached hereto and made a part hereof.

2.06.B Disclosure. The representations and warranties contained in this Section 2 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this
Section 2 not misleading.

2.07.B Representation. OIL CITY represents and warrants that in making the decision to acquire the Acquired Assets, it has relied upon its own independent investigations and the independent investigations by its representatives, including its own professional legal, tax, and business advisors, and that OIL CITY and its representatives have been given the opportunity to examine all relevant documents and to ask questions of and to receive answers from SELLER.



              3. Representations and Warranties Concerning SELLER.


     SELLER, represents and warrants to BUYER that, to the best of their knowledge, the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date as though the Closing Date were substituted for the date of this Agreement throughout this Section 3.

3.01 Authority. SELLER has all requisite power and authority to execute and deliver this Agreement and all agreements, instruments and documents to be executed and delivered by SELLER hereunder, to consummate the transactions contemplated hereby and to perform all terms and conditions hereof to be performed by it. This Agreement constitutes, and each other agreement and instrument to be executed by SELLER hereunder, when executed and delivered by SELLER, will constitute, the valid and binding obligation of SELLER enforceable against it in accordance with its terms.

3.02 Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which SELLER is subject or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest or other arrangement to which SELLER is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any security interest upon any of its assets. SELLER is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any federal, state or local government, governmental agency, bank, financial institution or other party in order for SELLER and BUYER to consummate the transactions contemplated by this Agreement.

3.03 Title. SELLER has, and upon the Closing Date will have, valid and binding contractual rights to acquire the Acquired Assets, free and clear of all liens, claims, mortgages, security interests, pledges, encumbrances or restrictions on transfer of any kind or nature. SELLLER warrants the validity of its title to the Acquired Assets.

3.04 Federal or State Securities Laws. The SELLER understands and acknowledges that the Oil City Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the "1933 Act"), or applicable state securities laws and the SELLER is aware that no federal or state agency has made any review, finding or determination regarding the terms of their acquisition of the Oil City Shares nor any recommendation or endorsement of the Oil City Shares as an investment, and the SELLER must forego the security, if any, that such a review would provide.

3.05 Acquisition for Own Account. The SELLER understands and acknowledges that the Oil City Shares are being offered and sold under exemptions from registration provided by the 1933 Act and exemptions provided by applicable state securities laws and the SELLER warrants and represents that the Oil City Shares are being acquired by them solely for their own account, for investment purposes only, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof. The SELLER represents and warrants that they have no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any part of the Oil City Shares or which would guarantee them any profit or protect them against any loss with respect to the Oil City Shares. Further, the SELLER has no plans to enter into any such agreement or arrangement, and, consequently, they must each bear the economic risk of an investment in the Oil City Shares for an indefinite period of time.

3.06 Limitations on Resale or Transfer. The SELLER understands and acknowledges that the Oil City Shares will be "restricted" as defined in Rule 144 under the Act and that therefore they cannot offer to sell, sell or otherwise transfer or distribute the Oil City Shares without registration thereof, which Oil City is not obligated to do, under both the Act and any applicable state securities laws, or unless an exemption is, in the opinion of Oil City's counsel, available to them under the Act and any applicable state securities laws. Such exemption is not now available and it is not anticipated that any such exemption will become available in the future. The SELLER further understands and acknowledges that the restrictions on the transfer of the Oil city Shares will be noted on the books of Oil City and that the stock certificate representing the Oil City Shares will bear a written legend setting forth the restriction on the transferability of the Oil City Shares in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933,OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT.


3.07 Disclosure. The representations and warranties contained in this Section 3 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this
Section 3 not misleading.

             4.0 Representations and Warranties Concerning OPERATOR


     OPERATOR, represents and warrants to BUYER on behalf of SELLER'S interest, that, to the best of their knowledge, the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date as though the Closing Date were substituted for the date of this Agreement throughout this Section 4.

4.01 Authority. OPERATOR has all requisite power and authority to execute and deliver this Agreement and all agreements, instruments and documents to be executed and delivered by OPERATOR hereunder, to consummate the transactions contemplated hereby and to perform all terms and conditions hereof to be performed by it. This Agreement constitutes, and each other agreement and instrument to be executed by OPERATOR hereunder, when executed and delivered by OPERATOR, will constitute, the valid and binding obligation of OPERATOR enforceable against it in accordance with its terms.

4.02 Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which OPERATOR is subject or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest or other arrangement to which OPERATOR is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any security interest upon any of its assets. OPERATOR is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any federal, state or local government, governmental agency, bank, financial institution or other party in order for OPERATOR and BUYER to consummate the transactions contemplated by this Agreement.




4.03  Acquired Assets.

     (a) Each of the properties comprising the Acquired Assets is legal, valid, binding, enforceable and in full force and effect. OPERATOR has performed each and every obligation and requirement under each agreement affecting the Acquired Assets necessary to create, preserve and maintain each of the properties comprising the Acquired Assets as legal, valid, binding, enforceable and in full force and effect. OPERATOR has made each and every required filing with all federal, state and local governmental authorities, and similar documents, necessary to create, preserve and maintain the Acquired Assets and all such filings are complete, true and correct. OPERATOR is not in breach of or default under any agreements affecting the properties comprising the Acquired Assets and no event has occurred which, with notice or passage of time, would constitute a breach of or default under or permit revocation, termination or modification of the Acquired Assets and OPERATOR has received no notice and have no knowledge of any such breach, default, revocation, termination or modification which would materially affect the Acquired Assets.

     (b) With respect to each property comprising the Acquired Assets: (i) OPERATOR has good and marketable title, free and clear of any security interest, easement, covenant or other restriction; (ii) there are no pending or threatened condemnation proceedings, lawsuits or administrative actions relating to any Acquired Assets or other matters affecting adversely the current use, occupancy or value thereof; (iii) the legal description for each property as set forth on Exhibit A attached hereto describes such property fully and adequately; (iv) all facilities thereon have received all approvals of governmental authorities (including licenses and permits) required in connection with the ownership or operation thereof and have been operated and maintained in accordance with applicable laws, rules and regulations; (v) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Acquired Assets; (vi) there are no outstanding options or rights of first refusal to purchase the Acquired Assets, or any portion thereof or interest therein.

4.04 Permits. Each of the permits affecting the Acquired Assets is legal, valid, binding, enforceable and in full force and effect. OPERATOR has made all payments and performed each and every obligation and requirement under each Permit necessary to preserve and maintain each permit as legal, valid, binding, enforceable and in full force and effect. OPERATOR is not in breach of or default under any permit and no event has occurred which, with notice or the passage of time, would constitute a breach of or default under or permit revocation, termination or modification of any permit and OPERATOR has received no notice and have no knowledge of any such revocation, termination or modification of any permit.

4.05 Governmental Approvals. No consent, approval, waiver, order or authorization of, or registration, declaration or filing with, any federal, state or local governmental authority (including, without limitation, any department, bureau or agency), is required to be obtained or made in connection with the execution and delivery of this Agreement by OPERATOR or the consummation by OPERATOR of the transactions contemplated hereby the failure of which to obtain would have a material adverse affect on the Acquired Assets, BUYER or BUYER's ability to own, operate or exploit the Acquired Assets.

4.06 Tax Matters. OPERATOR has filed or will file all federal, state and local tax returns that it is required to file. All federal, state and local taxes owed by OPERATOR (whether or not shown on any tax return) including, without limitation, income, withholding, excise, ad valorem, social security, unemployment, occupation, transfer, sales, use and property taxes, have been or will be paid. OPERATOR is not currently the beneficiary of any extension of time within which to file any tax return. No claim has ever been made by an authority in a jurisdiction where OPERATOR does not file tax returns that it is or may be subject to taxation by that jurisdiction. There are no security interests or liens on any of the assets of OPERATOR that arose in connection with any failure (or alleged failure) by OPERATOR to pay any federal, state or local tax. OPERATOR have withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. No director or officer (or employee responsible for tax matters) of OPERATOR or any affiliate expects any federal, state or local authority to assess any additional taxes for any period for which tax returns have been filed. There is no dispute or claim concerning any federal, state or local tax liability either (A) claimed or raised by any authority in writing or (B) as to which OPERATOR or any of the directors and officers (and employees responsible for tax matters) of OPERATOR or any affiliate have knowledge based upon personal contact with any agent of such authority.

4.07 Litigation. There is no litigation and there are no arbitration proceedings or governmental proceedings, suits or investigations pending, instituted or threatened against OPERATOR or any of the Acquired Assets. Neither OPERATOR nor any of the Acquired Assets, are subject to any judicial or administrative judgment, order, decree or restraint currently affecting OPERATOR in a manner that is material and adverse to the Acquired Assets. OPERATOR has not received any notifications or charges from any federal, state, or local governmental authority involving oil and gas, occupational safety and health or water quality or other environmental matters.


4.08  Environment, Health and Safety.

     (a) OPERATOR and its predecessors and affiliates have each complied with all laws (including rules and regulations thereunder) of federal, state and local governments (and all agencies thereof) concerning the environment, public health and safety and employee health and safety, and no charge, complaint, action, suit, proceeding, hearing, investigation, claim, demand or notice has been filed or commenced against any of them alleging any failure to comply with any such law or regulation.

     (b) OPERATOR has no liability (and there is no basis related to the past or present operations, properties or facilities of OPERATOR and its respective predecessors and affiliates) for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand against OPERATOR giving rise to any liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Federal Water Pollution Control Act of 1972, the Clean Air Act of 1970, the Safe Drinking Water Act of 1974, the Toxic Substances Control Act of 1976, the Refuse Act of 1899, or the Emergency Planning and Community Right-to-Know Act of 1986 (each as amended), or any other law (or rule or regulation thereunder) of any federal, state or local government (or agency thereof), concerning release or threatened release of hazardous substances, public health and safety, or pollution or protection of the environment.

     (c) OPERATOR has no liability and none of their predecessors and affiliates have handled or disposed of any substance, arranged for the disposal of any substance or owned or operated any property or facility in any manner that could form the basis for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand (under the common law or pursuant to any statute) against giving rise to any liability for damage to any site, location, or body of water (surface or subsurface) or for illness or personal injury.

     (d) OPERATOR has no liability and there is no basis for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand against OPERATORs giving rise to any liability under the Occupational Safety and Health Act, as amended, or any other law (or rule or regulation thereunder) of any federal, state or local government (or agency thereof) concerning employee health and safety.

     (e) OPERATOR has no liability and has not exposed any employee or contractor to any substance or condition that could form the basis for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand (under the common law or pursuant to statute) against OPERATOR giving rise to any liability for any illness of or personal injury to any employee or contractor.

     (f) OPERATOR has obtained and been in compliance with all of the terms and conditions of all permits, licenses and other authorizations which are required under, and have complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables which are contained in, all federal, state and local laws (including rules, regulations, codes, plans, judgments, orders, decrees, stipulations, injunctions and charges thereunder) relating to public health and safety, worker health and safety and pollution or protection of the environment, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, groundwater, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or chemical, industrial, hazardous, or toxic materials or wastes.

     (g) All properties and equipment used in the business of OPERATOR have been
free  of   asbestos,   PCB's,   methylene   chloride,   trichloroethylene,   1,2
trans-dichloroethylene, dioxins, dibenzofurans, and other hazardous substances.

     (h) All product labeling of OPERATOR has been in conformity with applicable laws (including rules and regulations thereunder).

     (i) No pollutant, contaminant, or chemical, industrial, hazardous, or toxic material or waste ever has been buried, stored, spilled, leaked, discharged, emitted, or released on any real property comprising the Acquired Assets.

     (j) There are no underground storage tanks located on the Acquired Assets.



4.09  Legal Compliance.

     (a) OPERATOR has complied with all laws (including rules and regulations thereunder) of federal, state and local governments (and all agencies thereof), and no charge, complaint, action, suit, proceeding, hearing, investigation, claim, demand, or notice has been filed or commenced against OPERATOR alleging any failure to comply with any such law or regulation.

     (b) OPERATOR has complied with all applicable laws (including rules and regulations thereunder) relating to the employment of labor, employee civil rights, and equal employment opportunities.

     (c) OPERATOR has complied with all applicable federal, state and local laws (including rules and regulations thereunder) relating to crude oil and natural gas production, exploration and extraction or the processing or transportation and storage of crude oil and natural gas.

     (d) OPERATOR has not violated in any respect or received a notice or charge asserting any violation of the Sherman Act, the Clayton Act, the Robinson-Patman Act, or the Federal Trade Commission Act, each as amended.

     (e) OPERATOR has not: (i) made or agreed to make any contribution, payment or gift of funds or property to any governmental official, employee, or agent where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction;
(ii) established or maintained any unrecorded fund or asset for any purpose or made any false entries on any books or records for any reason; (iii) made or agreed to make any contribution made by any other person, to any candidate for federal, state, local or foreign public office.

     (f) OPERATOR has filed in a timely manner all reports, documents, and other materials it was required to file (and the information contained therein was correct and complete in all respects) under all applicable laws (including rules and regulations thereunder).

     (g) OPERATOR has possession of all records and documents it was required to retain under all applicable laws (including rules and regulations thereunder).


4.10 Disclosure. The representations and warranties contained in this Section 4 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this
Section 4 not misleading.

                           5. Survival and Indemnity.


5.01 Survival. All of the representations and warranties of SELLER and OPERATOR contained in this Agreement and the representations of DOUBLE EAGLE and OIL CITY contained in this Agreement shall survive the Closing Date, even if the damaged party knew or had reason to know of any misrepresentation or breach of warranty at the time of the Closing Date, and shall continue in full force and effect for a period of six months thereafter.

5.02 Indemnification for Benefit of the BUYER . In the event SELLER or OPERATOR breaches any of their representations, warranties or covenants contained herein, and provided that BUYER makes a written claim for indemnification against SELLER pursuant to Section 10.04, then SELLER AND OPERATOR agree to indemnify and hold harmless BUYER from and against the entirety of any Adverse Consequences BUYER may suffer through and after the date of the claim for indemnification (including any Adverse Consequences BUYER may suffer after the end of the applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach.

5.03 Indemnification for Benefit of Seller In the event BUYER breaches any of its representations, warranties and covenants contained herein, and provided that SELLER makes a written claim for indemnification against BUYER pursuant to
Section 10.04, then BUYER agrees to indemnify and hold harmless SELLER from and against the entirety of any Adverse Consequences SELLER may suffer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of or caused by the breach.

5.04 Indemnification Procedure. If any third party shall notify any party to this Agreement (the "Indemnified Party") with respect to any matter which may give rise to a claim for indemnification against any other party (the "Indemnifying Party") under this Section 5, then the Indemnified Party shall notify each Indemnifying Party thereof promptly; provided however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any liability or obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is damaged. In the event any Indemnifying Party notifies the Indemnified Party within 10 days after the Indemnified Party has given notice of the matter that the Indemnifying Party is assuming the defense thereof, (i) the Indemnifying Party will defend the Indemnified Party against the matter with counsel of the Indemnified Party's choice reasonably satisfactory to the Indemnifying Party, (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense, (iii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the matter without the written consent of the Indemnifying Party not to be withheld unreasonably, and (iv) the Indemnifying Party will not consent to the entry of any judgment with respect to the matter, or enter into any settlement which does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party for all liability with respect thereto, without the written consent of the Indemnified Party not to be withheld unreasonably. In the event no Indemnifying Party notifies the Indemnified Party with 10 days after the Indemnified Party has given notice of the matter that the Indemnifying Party is assuming the defense thereof, however, the Indemnified Party may defend against, or enter into any settlement with respect to, the matter in any manner it reasonably may deem appropriate.

5.05 Determination of Loss. The parties shall make appropriate adjustment for tax benefits and insurance proceeds (reasonably certain of receipt and utility in each case) and for the time cost of money in determining the amount of loss for purposes of this Section 5.

5.06 Other Indemnification Provisions. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory or common law remedy any party may have for breach of representation, warranty or covenant.

5.07 Definition of Adverse Consequences. As used in this Section 5, "Adverse Consequences" means all charges, complaints, actions, suits, proceedings, hearings, investigations, claims, demand, judgments, orders, decrees, stipulations, injunctions, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses (including any losses resulting from the loss or invalidity of the leases comprising the Acquired Assets), expenses and fees, including all attorneys' fees and court costs.


                  6. Conduct and Transactions prior to Closing.


6.01 Covenants of SELLER AND OPERATOR. Between the date of this Agreement and the Closing Date or, if earlier termination of this Agreement:

     (a) SELLER AND OPERATOR agree to give BUYER its agents and representatives, full access to the Acquired Assets and all of SELLER AND OPERATOR's premises and books and records relating to the Acquired Assets and its operation, and to furnish BUYER with such financial and operating data and other information with respect to the Acquired Assets and its ownership and operation as BUYER shall from time to time request; provided, however, that any such investigation shall not affect any of the representations and warranties of SELLER AND OPERATOR hereunder; and provided further, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the business of SELLER AND OPERATOR. In the event of termination of this Agreement, BUYER will return to SELLER AND OPERATOR all documents, work papers, and other material obtained from SELLER AND OPERATOR in connection with the transactions contemplated hereby and will keep confidential any information obtained pursuant to this Agreement unless such information is ascertainable from public or published information or trade sources.

     (b) SELLER AND OPERATOR, to the extent required for continued ownership and operation of the Acquired Assets without impairment, will use their best efforts to preserve substantially intact the business organization of SELLER AND OPERATOR, to keep available the services of the present officers and employees of SELLER AND OPERATOR, and to preserve the present relationships of SELLER AND OPERATOR with persons having significant business relationships with SELLER AND OPERATOR. All lease and rental payments required pursuant to SELLER AND OPERATOR's existing agreement will be current at the time of Closing.

     (c) SELLER AND OPERATOR will conduct their business relating to the Acquired Assets only in the ordinary course and will not engage in any practice, take any action or enter into any transaction relating to the Acquired Assets or Permits outside the ordinary course of business. By way of amplification and not limitation and except as otherwise provided in this Agreement, SELLER AND OPERATOR will not, without the prior written consent of BUYER, (i) make any material change in the conduct of the business of the Acquired Assets or fail to conduct its operations in the ordinary course consistent with past practice;
(ii) fail to maintain and keep the Acquired Assets in the same condition in all material respects in which the Acquired Assets were on the date of this Agreement, normal wear and tear excepted, or fail to perform routine maintenance on the Acquired Assets not materially less frequently and to a degree not materially less in magnitude than in accordance with the schedule and magnitude of routine maintenance carried out by SELLER AND OPERATOR prior to the date of the Agreement; (iii) sell or dispose of any of its assets employed in the business conducted on the Acquired Assets; or (iv) commit itself to do any of the foregoing.

     (d) SELLER AND OPERATOR will: (i) promptly notify BUYER of the receipt of any written notice or written claim of a material breach or default by SELLER AND OPERATOR, or of any termination or cancellation, or written threat of termination or cancellation, of any of the Acquired Assets; (ii) promptly notify BUYER of any action, suit, proceeding, claim or investigation which is threatened or commenced against SELLER AND OPERATOR which relates to or affects in any material respect the ownership or operation of the Acquired Assets by BUYER after the Closing of this Agreement or the transactions contemplated thereby; (iii) promptly notify BUYER of any condition or circumstance occurring from the date hereof up to and including the Closing Date that would cause the representations and warranties of SELLER AND OPERATOR contained herein to become untrue in any material respect; and (iv) cooperate with BUYER to effect an orderly transition of the ownership and operation of the Acquired Assets and use its best efforts to protect the relationships with SELLER AND OPERATOR's existing customers and suppliers relating to the Acquired Assets.

     (e) SELLER AND OPERATOR agree that neither it nor its affiliates nor any employee, representative or advisor of SELLER AND OPERATOR or their affiliates will, directly or indirectly, (i) solicit, initiate or encourage any Acquisition Proposal (as defined below) relating to the Acquired Assets or afford access to the properties or permits or the books and records relating to the Acquired Assets, to any person that may be considering making or has made an Acquisition Proposal. SELLER AND OPERATOR shall immediately cease or cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Acquisition Proposal. As used herein, the term "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, (i) the acquisition of all or a substantial portion of the Acquired Assets (other than the transactions contemplated by this Agreement). The provisions of this Section 6.01 shall remain in effect until the earlier of the termination of this Agreement pursuant to Section 9 or the Closing.


6.02  Covenants of BUYER.

     (a) Between the date of this Agreement and the Closing Date, BUYER agrees to give to SELLER, their agents and representatives, full access to all premises and books and records, and to cause BUYER's officers to furnish SELLER with such financial and operating data and other information with respect to the business and properties of BUYER as SELLER shall from time to time reasonably request; provided, however, that any such investigation shall not affect any of the representations and warranties of BUYER hereunder; and provided further, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the business of BUYER. In the event of termination of this Agreement, SELLER will return to BUYER all documents, work papers and other material obtained from BUYER in connection with the transactions contemplated hereby and will use all reasonable efforts to keep confidential any information obtained pursuant to this Agreement unless such information is ascertainable from public or published information or trade sources.

     (b) BUYER waives compliance by SELLER with the bulk sales law of the Texas Uniform Commercial Code and any other applicable bulk sales law in connection with the sale of Acquired Assets contemplated by this Agreement. SELLER hereby agrees to indemnify and hold BUYER harmless from and against all losses, damages and expenses incurred by BUYER as a result of such noncompliance.

6.03 Consents. Prior to Closing, SELLER and BUYER shall each use their or its respective best efforts to obtain the consent or approval of each person (including any federal, state or local governmental authority) whose consent or approval shall be required in order to permit BUYER or SELLER, as the case may be, to consummate the transactions contemplated by this Agreement.


                            7. Conditions to Closing.


7.01 Conditions to Obligations of BUYER. The obligation of BUYER to effect the Closing of the transactions contemplated by this Agreement shall be subject to the following conditions:

     (a) SELLER, if applicable, AND OPERATOR shall have furnished BUYER with certified copies of resolutions duly adopted by its Board of Directors, if applicable, authorizing all necessary and proper corporate action approving the execution, delivery and performance of this Agreement.

     (b) Except to the extent waived hereunder, (i) the representations and warranties of SELLER AND OPERATOR contained herein shall be true and correct in all material respects at the Closing Date with the same effect as though made at such time; and (ii) SELLER AND OPERATOR shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied by them prior to the Closing Date.

     (c) SELLER AND OPERATOR shall have obtained and delivered to BUYER all consents required to consummate the transactions contemplated by this Agreement.

     (d) There shall not have occurred (i) any material adverse change in the Acquired Assets or the business, properties, results of operations or financial condition of OPERATOR, (ii) any loss of or damage to any of the Acquired Assets (whether or not covered by insurance) of SELLER which will materially affect or impair the ability of BUYER to own or operate the Acquired Assets.

     (e) All statutory requirements for the valid consummation by SELLER AND OPERATOR of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals of all federal, state or local governmental agencies and authorities required to be obtained in order to permit consummation by SELLER AND OPERATOR of the transactions contemplated by this Agreement and to permit the business now or previously carried on by SELLER AND OPERATOR at the Acquired Assets to continue unimpaired to any material degree immediately following the Closing Date shall have been obtained. Between the date of this Agreement and the Closing Date, no governmental agency, whether federal, state or local, shall have instituted (or threatened to institute) an investigation or other proceeding which is pending at the Closing Date relating to the transactions contemplated by this Agreement and between the date of this Agreement and the Closing Date no action or proceeding shall have been instituted or, to the knowledge of SELLER AND OPERATOR, shall have been threatened by any party (public or private) before a court or other governmental body to restrain or prohibit the transactions contemplated by this Agreement or to obtain damages in respect thereof.

     (f) BUYER shall have received from SELLER AND OPERATOR all files and records, including without limitation, contracts, assignments, agreements, receipts, deeds, leases, assays and correspondence and any other documents or files, which in any way relate to the current or former operations of the Acquired Assets.

     (g) SELLER AND OPERATOR shall have complied with the delivery requirements set forth in Section 8.03 of this Agreement.

7.02 Conditions to Obligations of SELLER. The obligation of SELLER to effect the Closing of the transactions contemplated by this Agreement shall be subject to the following conditions:

     (a) BUYER shall have furnished SELLER with certified copies of resolutions duly adopted by its Board of Directors authorizing all necessary and proper corporate action approving the execution, delivery and performance of this Agreement.

     (b) Except to the extent waived hereunder, (i) the representations and warranties of BUYER contained herein shall be true in all material respects at the Closing Date with the same effect as though made at such time; and (ii)
BUYER shall have performed all material obligations and complied with all material covenants required by this Agreement to be performed or complied with by it prior to the Closing Date.

     (c) All statutory requirements for the valid consummation by BUYER of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and authorities required to be obtained in order to permit consummation by BUYER of the transactions contemplated by this Agreement shall have been obtained. Between the date of this Agreement and the Closing Date, no governmental agency, whether federal, state or local, shall have instituted (or threatened to institute) in a writing directed to SELLER, BUYER or any of their subsidiaries, an investigation which is pending at the Closing Date relating to the transactions contemplated by this Agreement and between the date of this Agreement and the Closing Date no action or proceeding shall have been instituted or, to the knowledge of BUYER, shall have been threatened by any party (public or private) before a court or other governmental body to restrain or prohibit the transactions contemplated by this Agreement or to obtain the damages in respect thereof.


                             8. Actions at Closing.


8.01 Transactions at the Closing. At the Closing the following events shall occur, each event under the control of one party hereto being a condition precedent to the events under the control of the other party, and each event being deemed to have occurred simultaneously with the other events.

8.02  Deliveries by BUYER.  At Closing, BUYER will deliver to SELLER:

     (a) a certificate(s) for the SELLER Shares, properly issued;

     (b)  certified   copies  of  corporate   resolutions  and  other  corporate
proceedings taken by BUYER to authorize the execution, delivery and performance of this Agreement; and

     (c) Certificates of Incumbency and signatures of officers of BUYER dated as of the date of this Agreement.

8.03 Deliveries by SELLER AND OPERATOR. At Closing, SELLER AND OPERATOR shall deliver to BUYER:

     (a) such bills of sale, deeds, mineral deeds, assignments, certificates of title, stock certificates and other instruments of transfer, assignment and conveyance as BUYER shall reasonably request to vest in BUYER good and marketable title to the Acquired Assets; and

     (b)  certified   copies  of  corporate   resolutions  and  other  corporate
proceedings taken by SELLER, if applicable, AND OPERATOR to authorize the execution, delivery and performance of this Agreement; and

     (c) duly executed copies of consents to the assignment, if necessary, from any third parties.


                                 9. Termination.


9.01 Termination of the Agreement. The parties may terminate this Agreement as provided below:

     (a) BUYER and SELLER may terminate this Agreement by mutual written consent at any time prior to the Closing;

     (b) BUYER may terminate this Agreement by giving written notice to SELLER on or before the Closing Date if BUYER is not satisfied with the results of its continuing business, legal and accounting due diligence regarding SELLER and the Acquired Assets;

     (c) BUYER may terminate this Agreement by giving written notice to SELLER at any time prior to the Closing (i) in the event SELLER OR OPERATOR have breached any material representation, warranty or covenant contained in this Agreement in any material respect, BUYER has notified SELLER of the breach and the breach has continued without cure for a period of 10 days after the notice of breach or (ii) if the Closing shall not have occurred on or before May 31, 1999, or such later date as may be agreed to by BUYER and SELLER in writing, by reason of the failure of any condition precedent under Section 6.01 hereof (unless the failure results primarily from BUYER itself breaching any representation, warranty or covenant contained in this Agreement); and

     (d) SELLER may terminate this Agreement by giving written notice to BUYER at any time prior to the Closing (i) in the event BUYER has breached any material representation, warranty or covenant contained in this Agreement in any material respect, SELLER has notified BUYER of the breach and the breach has continued without cure for a period of 10 days after the notice of breach or
(ii) if the Closing shall not have occurred on or before May 31, 1999, or such later date as may be agreed to by BUYER and SELLER in writing, by reason of the failure of any condition precedent under Section 7.02 hereof (unless the failure results primarily from SELLER itself breaching any representation, warranty or covenant contained in this Agreement).

9.02 Effect of Termination. If either BUYER or SELLER terminates this Agreement pursuant to Section 9.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party.


                               10. Miscellaneous.


10.01 Survival of Covenants, Representations and Warranties. Except as otherwise specifically provided, the covenants, representations and warranties contained herein shall expire and be terminated and extinguished at the Closing Date.

10.02 Governing Law. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Texas.

10.03 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered mail or certified mail, postage prepaid if addressed as follows:





    To:   BUYER

          Oil City Petroleum, Inc.
          3015 E. Skelly Dr., Suite 450
          Tulsa, OK 74105


          Attention: Mr. James G. Borem,
                           President


    To:  SELLER AND OPERATOR

            Ted C. Newell
            C/O  E. B. Germany & Sons
            4925 Greenville Ave., Suite 210
            Dallas, TX 75206

            Attention: Mr. Forrest Germany



10.04 No Assignment. This Agreement may not be assigned by either party or by operation of law or otherwise and, in the event of an attempted assignment, this Agreement shall terminate.

10.05 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

10.06 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

10.07 Headings.  The section  headings  contained in this Agreement are inserted
for  convenience   only  and  shall  not  affect  in  any  way  the  meaning  or interpretation of this Agreement.

10.08 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by BUYER and SELLER. No waiver by an party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.09 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.10 Expenses. Except as otherwise expressly provided herein, each of the parties will bear his or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

10.11 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.


     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.



         BUYER
         Oil City Petroleum, Inc.           Double Eagle Petroleum, Inc.


         By: _______________________        By:________________________
             James G. Borem                    James G. Borem
             President                         President



         SELLER                                OPERATOR
                                               E. B. Germany & Sons


         By: ________________________          By: _____________________
                                                   N. Forrest Germany
                                                   President











     EXHIBIT A-2 [STOCK EXCHANGE AGREEMENT - Comanche and Oil City]


                           AGREEMENT TO EXCHANGE STOCK

      THIS AGREEMENT TO EXCHANGE STOCK (the "Agreement"), dated as of the day of June 1999, by and between Comanche Energy, Inc., a Utah corporation ("COMANCHE") and Oil City Petroleum, Inc., a Texas corporation ("OIL CITY"), and those persons listed on Exhibit "A" attached hereto and collectively owning is excess of 90% of OILCITY voting stock (such persons listed on Exhibit "A" attached hereto are sometimes collectively referred to herein as the "OIL CITY Stockholders."

      WHEREAS, the OIL CITY Stockholders and the Board of Directors of COMANCHE and OIL CITY deem it advisable and in the best interests of OIL CITY, the OIL CITY Stockholders and COMANCHE that COMANCHE acquire 100% of the issued and outstanding capital stock of Double Eagle Petroleum Corporation, ("Double Eagle") a wholly-owned subsidiary of OILC ITY, in exchange for (1.) 20,000,000 shares of COMANCHE common stock herein as the "COMANCHE Shares" pursuant to this Agreement and applicable provisions of law (such transaction being hereinafter referred to as the "Oil City Acquisition"); and

      WHEREAS, the Board of Directors of COMANCHE and OIL CITY and the OIL CITY Stockholders have approved and adopted this Agreement; and

      WHEREAS, OIL CITY owns and has the right to sell, transfer and exchange 100% of the issued and outstanding capital stock of Double Eagle to Comanche in accordance with the terms, of this Agreement and applicable provisions of law.

      NOW, THEREFORE, in consideration of the promises and of the mutual agreements, provisions and covenants herein contained, the parties hereto hereby agree as follows:

                           1.Exchange of Common Stock

      1.01 Exchange. Subject to the terms and conditions herein set forth, at the time of closing set forth in Section 1.02 hereof, COMANCHE will issue and deliver or cause to be issued and delivered to the Oil City Stockholders the following: (1.) a total of 20,000,000 shares of COMANCHE'S authorized and unissued common stock, no par value per share (the "COMANCHE Shares"), in exchange for the conveyance by the OIL CITY to COMANCHE of a total of shares of Double Eagle capital stock ( the "Double Eagle Shares"), representing 100% of the issued and outstanding capital stock of Double Eagle.

      1.02 Closing. Subject to the terms and provisions of this Agreement, the closing of the OIL CITY Acquisition will be at 10:00 a.m. at the offices of Oil City Petroleum, Inc., 3015 E. Skelly Drive, Suite 450, Tulsa, Ok 74105 on or before June 15, 1999,or at such earlier or later sate such other place as shall be mutually agreed upon by COMANCHE, OIL CITY and the OIL CITY Stockholders, such date and time sometimes begin referred to herein as the "Closing" or "Closing Date."

                    2. Representations and Warranties of the

                              OIL CITY Stockholders

      Each of the OIL CITY Stockholders severally, and not jointly, represents and warrants to COMANCHE that the statements contained in this Section 2 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 2.

      2.01 Authorization. The OIL CITY Stockholder has full power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the OIL CITY Stockholder, enforceable in accordance with its terms and conditions. The OIL CITY Stockholder need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government, governmental agency, or other person in order to consummate the transactions contemplated by this Agreement.

      2.02 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any statute, regulation, rule, judgement, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which the OIL CITY Stockholder is subject or conflict with, result in a breach of, constitute a default under, result in the acceleration of , create in any party of the right to accelerate, terminate, modify, or cancel, or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest, or other arrangement to which the OIL CITY Stockholder is a party or by which he is bound or to which any of his assets are subject.

      2.03 Ownership. The OIL CITY stockholder holds of record and owns beneficially the number of OIL CITY Shares set forth opposite his name as set forth on Exhibit "A" attached hereto. The OIL CITY Stockholder holds his OILCITY Shares free and clear of any restrictions on transfer (other than restrictions under federal and state securities laws), claims, taxes, security interests, options, warrants, rights, contracts, calls commitments, equities and demands. The OIL CITY is not a party to any option, warrant, contract, call, put or other agreement or commitment providing for this disposition or acquisition of any capitol stock of OIL CITY (other than this Agreement). The OIL CITY Stockholder is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of OIL CITY.

      2.04 Speculative Nature and Risk. The OIL CITY Stockholders each understand and acknowledge the speculative nature if and substantial risk of loss associated with an investment in the COMANCHE Shares which may be subject to substantial dilution. The OIL CITY Stockholders each represents and warrant that the COMANCHE Shares constitute an investment which is suitable and consistent with their respective financial conditions and that they are each able to bear the risks of this investment for an indefinite period of time, which may include the total loss if their investment in COMANCHE. The OIL CITY Stockholders each further represent that they have adequate means of providing for their respective current financial needs and corporated and personal contingencies and no need for liquidity in their investment in COMANCHE and that they each have sufficient financial and business experience to evaluate the merits and risk of an investment in COMANCHE.

      2.05 Federal or State Securities Laws. The OIL CITY Stockholders each understand and acknowledge that the COMANCHE Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the "1933 Act"), or applicable State securities laws and the OIL CITY Stockholders are each aware that no federal or state agency has made any review, finding or determination regarding the terms or their acquisition of the COMANCHE Shares nor any recommendation or endorsement of the COMANCHE Shares as an investment, and the OIL CITY Stockholders must each forego the security, if any, that such a review would provide.

      2.06 Acquisition for Own Account. The OIL CITY Stockholders each understand and acknowledge that the COMANCHE Shares are being offered and sold under exemptions from registration provided by the Act and exemptions provided by applicable state securities laws and the OIL CITY Stockholders each warrant and represent that the COMANCHE shares are being acquired by them solely for their own account, for investment purposes only, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof. The OIL CITY Stockholders each represent and warrant that they have no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any part of the COMANCHE Shares or which would guarantee them any profit them against any loss with respect to the COMANCHE Shares. Further, the OIL CITY Stockholders have no plans to enter into any such agreement or arrangement, and, consequently, they must each bear the economic risk of an investment in the COMANCHE Shares for an indefinite period of time.

      2.07 Limitations of Resale or Transfer. The OIL CITY Stockholders each understand and acknowledge that the COMANCHE Shares will be "restricted" as defined in Rule 144 under the Act and that therefore they cannot offer to sell, sell or otherwise transfer or distribute the COMANCHE Shares without registration thereof, which COMANCHE is not obligated to do, under both the Act and any applicable state securities laws, or unless an exemption is, in the opinion of COMANCHE's counsel, available to them under the Act and any applicable state securities laws. Such exemption is not now available and it is not anticipated that any such exemption will become available in the future. The OILC ITY Stockholders each further understand and acknowledge that the restrictions on the transfer of the COMANCHE Shares will be noted on the books of COMANCHE and that the stock certificate representing the COMANCHE Shares will bear a written legend setting forth the restriction on the transferability of the COMANCHE Shares is substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES HAVE BEEN ACQUIRED FOR
INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT.


                        3. Representation and Warranties

                      Concerning DOUBLE EAGLE AND OIL CITY

DOUBLE EAGLE AND OIL CITY, severally, and jointly, represent and warrant to COMANCHE that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date except as set forth in the disclosure schedule delivered by OIL C ITY to COMANCHE on the date hereof and initialed by the parties (The "OIL CITY Disclosure Schedule"). Nothing in the OIL CITY Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the OIL CITY Disclosure Schedule identifies the exception with reasonable particularly and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein *unless the representation or warranty has to do with the existence of the document or other items itself). The DOUBLE EAGLE and OIL CITY Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3.

3.01. A Organization, Qualification and Corporate Power. DOUBLE EAGLE is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma. DOUBLE EAGLE is duly authorized to conduct business and is in good standing under the laws or each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification. DOUBLE EAGLE has full corporate power and authority to carry on the business is which it is engaged and to own and use the properties owned and used by it.

3.02 A Authority. DOUBLE EAGLE has all requisite corporate power and authority to execute and deliver this Agreement and all agreements, instruments and documents to be executed and delivered by DOUBLE EAGLE hereunder, to consummate the transactions contemplated hereby and to perform all terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by DOUBLE EAGLE and all agreements, instruments, and documents to be executed and delivered by DOUBLE EAGLE hereunder, the performance by DOUBLE EAGLE of all the terms and conditions hereto to be performed by it and the consummation of the transactions contemplated hereby have duly authorized and approved by the Board of Directors of DOUBLE EAGLE, and no other corporate proceedings of DOUBLE EAGLE are necessary with respect thereto. All persons who have executed and delivered by DOUBLE EAGLE hereunder, have been duly authorized to do so by all necessary actions o the part of DOUBLE EAGLE.

This Agreement constitutes, and each other agreement and instrument to be executed by DOUBLE EAGLE hereunder, when executed and delivered by DOUBLE EAGLE, will Constitute, the valid and binding obligation of DOUBLE EAGLE enforceable against it in accordance with its terms.

3.03 A Capitalization. The entire authorized capital stock of DOUBLE EAGLE, as of the date of the Agreement, consists of ______________________shares of common stock, par value $ _____________________ per share of which ____________________
shares are, as of the date of this Agreement, issued and outstanding, including _____________________ shares held in treasury. All of the issued and outstanding shares of DOUBLE EAGLE common stock have been duly authorized, are validly issued, fully paid, and non-assessable. Except as disclosed in the DOUBLE EAGLE Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which DOUBLE EAGLE is a party in which are binding upon DOUBLE EAGLE providing for the issuance, disposition or acquisition of any of its capital stock. Upon issuance, the DOUBLE EAGLE Shares to be issued to Sellers, pursuant to this Agreement will be duly authorized, validly issued, fully paid and non-assessable.

3.04 A Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any statute, regulation, rule, judgement, order, decree, stipulation, injunction, charge or other restriction of any federal, state or local government, governmental agency or court to which DOUBLE EAGLE is subject or any provision of its Certificate of Incorporation, Bylaws or Board of
Directors or stockholder resolutions of DOUBLE EAGLE or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest or other arrangement to which DOUBLE EAGLE is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any security interest upon any of its assets. DOUBLE EAGLE is not required to give any notice to, make any filing upon any of its assets. DOUBLE EAGLE is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any federal, state or local government, governmental agency, bank, financial institution or other person or entity in order for DOUBLE EAGLE to consummate the transactions contemplated by this Agreement.

3.05 A Financial Statements. Attached as Section 3.05 of the DOUBLE EAGLE Disclosure Schedule are the following financial statements (collectively, the "DOUBLE EAGLE Financial Statements"): (i) unaudited balance sheets of DOUBLE EAGLE as of March 31, 1999 ("Most Recent DOUBLE EAGLE Balance sheet"); and (ii) unaudited statements of operations, retained earnings and cash flows for the period ended March 31, 1999. The DOUBLE EAGLE Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby, are correct and complete and are consistent with the books and records of DOUBLE EAGLE which books and records are correct and complete.

3.06 A Undisclosed Liabilities. Except to the extent reflected or reserved against in the Most Recent DOUBLE EAGLE Balance Sheet on the dates shown, or as set forth in Section 3.06 of the DOUBLE EAGLE Disclosure Schedule, as of those dates, DOUBLE EAGLE had no liabilities or obligations of any material nature, whether accrued, absolute, contingent or otherwise and, as of such dates, knows nor has reasonable grounds to know any basis for the assertion against DOUBLE EAGLE of any liability of any nature or in any amount not fully reflected or reserved against in the Most Recent DOUBLE EAGLE Balance Sheet.

3.07 A Events Subsequent. Subsequent to the Most Recent DOUBLE EAGLE Balance Sheet and except as set forth in Section 3.07 of the DOUBLE EAGLE Disclosure Schedule, DOUBLE EAGLE has not (i) incurred any material liabilities or obligations, absolute or contingent except current liabilities and obligations under contracts entered into in the ordinary course of business; (ii) declared or made any payment or distribution to stockholders or purchased or redeemed any of its capital stock; (iii) mortgaged or pledged or subjected to lien, charge or any other encumbrance, any of its assets, tangible or intangible, excepting extensions or renewals of liens for liabilities set forth on the Most Recent DOUBLE EAGLE Balance Sheet; (iv) sold or transferred any of its tangible assets or cancelled any debts or claims except in each case in the ordinary course of business; (v) made any capital expenditures other than in the ordinary course of business; or (vi)incurred any material or adverse losses or damages, to be involved in strikes, or other labor disputes.

3.08 Litigation. Except as set forth in Section 3.08 of the DOUBLE EAGLE Disclosure Schedule, there are no actions, suits or proceedings at law or in equity pending or, to the knowledge of DOUBLE EAGLE, threatened against DOUBLE EAGLE seeking damages nor are there any suits threatened or pending before any federal, state or municipal government or any board, department or agency thereof involving DOUBLE EAGLE. To the best of DOUBLE EAGLE's knowledge, DOUBLE EAGLE has no pending violation proceedings relating to state or federal environmental regulations.

3.09 Employment Matters. DOUBLE EAGLE is not a party to any employment contract with any officer, director or other employee. DOUBLE EAGLE is not bound by a contract with a labor union, pension or profit share plan or employee benefit plan, other than as listed in Section 3.09 of the DOUBLE EAGLE Disclosure Schedule.

3.10 A. Subsidiaries. The subsidiaries of DOUBLE EAGLE are disclosed in the DOUBLE EAGLE Disclosure Schedule, Section 3.10 attached hereto and made a part hereof.

3.11 A Tax Matters. DOUBLE EAGLE has no knowledge or any reasonable grounds to know of any tax deficiencies which might be asserted against OIL CITY. Since the date of the DOUBLE EAGLE Financial Statements, DOUBLE EAGLE has paid or has provided for payment of all federal and state withholding and unemployment insurance taxes and has filed all federal, state and local tax returns and reports when due.

3.12 A Properties. Section 3.12 of the DOUBLE EAGLE Disclosure Schedule sets forth a true and complete list of all material leases, contracts, understandings, commitments, plans or mortgages now in effect, to which DOUBLE EAGLE is a party, or under which it is obligated, or which materially affect its properties. DOUBLE EAGLE has complied with all material provisions of such leases, contracts, understandings, commitments, plans and mortgages and is not in material default with respect to any thereof.

3.13 A. Adverse Changes. There has been no material adverse change in the condition, financial or otherwise, of DOUBLE EAGLE from that set forth in the Most Recent DOUBLE EAGLE Balance Sheet. To the best of DOUBLE EAGLE's knowledge, DOUBLE EAGLE is not aware of any facts that might result in any actions, suit or other proceeding that would result in any adverse change in the financial condition of DOUBLE EAGLE. The business, properties and assets reflected in the DOUBLE EAGLE Financial Statements have not been materially and adversely affected as a result of any fire, explosion, earthquake, accident, strike, lookout, requisition or taking of property by any government or agency thereof, flood, drought, embargo, riot, activities of armed forces or acts of God or the public.

3.14 A. Books and Records. All of the minute books, stock certificate books and stock transfer ledgers of DOUBLE EAGLE are complete and accurate in all material respects.

3.15 A. Disclosure. The representations and warranties contained in this Section 3 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this
Section 3 not misleading.

3.01 B. Organization, Qualification and Corporate Power. OIL CITY is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. OIL CITY is duly authorized to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification. OIL CITY has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned by it.

3.02 B. Authority. OIL CITY has all requisite corporate power and authority to execute and deliver this Agreement and all agreements, instruments and documents to be executed and delivered by OIL CITY hereunder, to consummate the transactions contemplated hereby and to perform all terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by OIL CITY and all agreements, instruments, and documents to be executed and delivered by OIL CITY hereunder, the performance by OIL CITY of all the terms and conditions hereto to be performed by it and the consummation of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of OIL CITY, and no other corporate proceedings of OIL CITY are necessary with respect thereto. All persons who have executed and delivered this Agreement, and all persons who will execute and deliver the other agreements, documents and instruments to be executed and delivered by OIL CITY hereunder, have been duly authorized to do so by all necessary actions on the part of OIL CITY. This Agreement constitutes, and each other agreement and instrument to be executed by OIL CITY hereunder, when executed and delivered by OIL CITY, will constitute, the valid and binding obligation of OIL CITY enforceable against it in accordance with its terms.

3.03 B Capitalization. The entire authorized capital stock of OIL CITY, as of the date of the Agreement, consists ___________________of shares of common stock, par value $ __________per share, of which _________________shares are, as of the date of this Agreement, issued and outstanding, including ____________________ shares held in treasury. Certain employees and other individuals have been granted warrants to acquire restricted common stock of OIL CITY, which if exercised would result in the issuance of an additional _________ shares of common stock as more fully described in the OIL CITY Disclosure Schedule Section 2.03 attached hereto and made a part hereof. All of the issued and outstanding shares of OIL CITY common stock have been duly authorized, are validly issued, fully paid, and non-assessable. Except as disclosed in the OIL CITY Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, contacts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which OIL CITY is a party of which are binding upon OIL CITY providing for the issuance, disposition or acquisition of any of its capital stock. Upon issuance, the OIL CITY Shares to be issued to Sellers, pursuant to the Agreement will be duly authorized, validly issued, fully paid and non-assessable.

3.04 B Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any federal, state or local government, governmental agency or court to which OIL CITY is subject or any provision of its Certificate of Incorporation, Bylaws or Board of Directors or stockholder resolutions of OIL CITY or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest or other arrangement to which OIL CITY is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any security interest upon any of its assets. OIL CITY is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any federal, state or local government, governmental agency, bank, financial institution or other person or entity in order for OIL CITY to consummate the transactions contemplated by this Agreement.

3.05 B Subsidiaries. The subsidiaries of OIL CITY are disclosed in the OIL CITY Disclosure Schedule, Section 3.05 attached hereto and made a part hereof.

3.06 B Disclosure. The representations and warranties contained in this Section 3 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this
Section 3 not misleading.

3.07 B Representation. OIL CITY represents and warrants that in making the decision to sell DOUBLE EAGLE, it has relied upon its own independent investigations and the independent investigations by its representatives, including its own professional legal, tax, and business advisors, and that OIL CITY and its representatives have been given the opportunity to examine all relevant documents and to ask questions of and to receive answers from COMANCHE.

                  4. Representations and Warranties of COMANCHE

      COMANCHE represents and warrants to the OIL CITY Stockholders and OIL CITY that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date except as set forth in the disclosure schedule delivered by COMANCHE to the OIL CITY Stockholders and OIL CITY on the date hereof and initialed by the parties (the "COMANCHE Disclosure Schedule"). Nothing it the COMANCHE Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the COMANCHE Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other items itself). The COMANCHE Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4.

      4.01 Organization, Qualification and Corporate Power. COMANCHE is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah. COMANCHE is duly authorized to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification. COMANCHE has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. Section 4.01 of the COMANCHE Disclosure Schedule lists the directors and officers of COMANCHE. COMANCHE has made available for inspection by OIL CITY correct and complete copies of the Certificate of Incorporation and Bylaws of COMANCHE (AS AMENDED TO DATE). The minute books containing the records of meetings of the stockholders, the Board of Directors and any committee of the Board of Directors, the stock certificate books and the stock record books of COMANCHE are correct and complete. COMANCHE is not if default under or in violation of any provision of its Certificate of Incorporation or Bylaws.

      4.02 Capitalization. The entire authorized capital stock of COMANCHE consists of (i) 30,000,000 shares of common stock, no par value per share, of which 18,300,000 shares are issued and outstanding. All of the issued and outstanding shares have been duly authorized, are validly issued, fully paid, and non-assessable and are held of record by the respective COMANCHE shareholders as set forth in COMANCHE's stock record books. There are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which COMANCHE is a party or which are binding upon COMANCHE providing for the issuance, disposition or acquisition of any of its capital stock, except as disclosed in Section 4.02 of the COMANCHE Disclosure Schedule. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to COMANCHE. There are no voting trusts, proxies or any other agreements or understanding with respect to the voting of the capital stock of COMANCHE. There are no voting trusts, proxies or any other agreements or understanding with respect to the voting of the capital stock of COMANCHE. Upon issuance, the COMANCHE Shares to be issued to the OIL CITY Stockholders pursuant to this Agreement will be duly authorized, validly issued, fully paid and non-assessable.

      4.03 Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which the COMANCHE is subject or any provision of its Certificate of Incorporation or Bylaws of COMANCHE or (ii) conflict with result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest or other arrangement to which COMANCHE is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any security interest upon any of its assets. COMANCHE is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government, governmental agency or other person in order for COMANCHE to consummate the transactions contemplated by this Agreement.

     4.04  Subsidiaries.  The  Subsidiaries  owned by COMANCHE are  disclosed in
Section 4.04 of the COMANCHE  Disclosure  Schedule  and,  except as set forth in
Section 4.04 of the COMANCHE Disclosure Schedule, COMANCHE does not own, directly or indirectly, any capital stock, security, partnership interest or other interest of any kind in any corporation, partnership joint venture, association or other entity.

     4.05 Common Stock Trading Market. The common stock of COMANCHE is eligible for quotation and is quoted on the OTC Bulletin Board in accordance with the applicable rules of the NASD and Securities and Exchange Commission ("SEC") and is in compliance with applicable NASD and SEC rules for continuing quotation of the Bulletin Board. The broker-dealers which are market-makers in the common stock of COMANCHE are listed in the Disclosure Schedule. COMANCHE has furnished each Market-Maker and each other broker-dealer effecting transactions in the Company's common stock with all information required by SEC Rule 15c2-11.
COMANCHE, its officers, directors and affiliates have fully complied with any and all requests for information by the Market-Makers and all other broker-dealers, whether or not acting in the capacity of a market-maker, pursuant to SEC Rules 15c2-11. Any and all information provided by COMANCHE to the Market-Makers and all other broker-dealers, whether or not acting in the capacity of a market-maker, was, at the time it was furnished, accurate in all material respects.

      4.06 Financial Statements. Attached as Section 4.06 of the COMANCHE Disclosure Schedule are the following COMANCHE financial statements (collectively, the COMANCHE Financial Statements): (i) audited consolidated balance sheets as of the fiscal years ended December 31, 1996 and 1997 and unaudited consolidated balance sheets for the year ended December 31, 1998 and the three months ended March 31, 1999 and audited consolidated statements of income, changes in stockholders' equity and cash flow as of and for the fiscal years ended December 31, 1996 and 1997 and unaudited Financial Statements for the year ended December 31, 1998 and the unaudited statements of operations for the three months ending March 31, 1999 (the "Most Recent COMANCHE Fiscal Quarter") for COMANCHE. The COMANCHE Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby, are correct and complete and are consistent with the books and records of COMANCHE which books and records are correct and complete; provided, however, that the unaudited COMANCHE Financial Statements are subject to normal adjustments (which will not be material) and lack complete footnotes and other presentation items.

      4.07 Events Subsequent. Subsequent to the Most Recent COMANCHE Balance Sheet and except as set forth in Section 4.07 of the COMANCHE Disclosure Schedule, COMANCHE has not (i) incurred any material liabilities or obligations, absolute or contingent, except current liabilities and obligations under contracts entered into in the ordinary course of business; (ii) declared or made any payment or distribution to stockholders or purchased or redeemed any of its capital stock; (ii) mortgaged or pledged or subjected to lien, charge or any other encumbrance, any of its assets, tangible or intangible, excepting extensions or renewals of liens for liabilities set forth on the Most Recent COMANCHE Balance Sheet; (iv) sold or transferred any of its tangible assets or cancelled any debts or claims except in each case in the ordinary course of business; (v) made any capital expenditures other than in the ordinary course of business; or (vi) incurred any material or adverse losses or damages, to be involved in strikes, or other labor disputes.

      4.08 Undisclosed Liabilities. Except as set forth in Section 4.08 of the Comanche Disclosure Schedule, COMANCHE has no liability (and there is no basis for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand against it giving rise to any liability), except for (i) liabilities set forth on the face of the COMANCHE Financial Statements (rather than in any notes thereto) and (ii) liabilities which have arisen after the Most Recent COMANCHE Fiscal Year End in the ordinary course of business, non of which relates to any breach of contract, breach of warranty, tort, infringement or violation of law or arose out of any charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand.

      4.09 Tax Matters. COMANCHE has no knowledge or any reasonable grounds to know of any tax deficiencies which might be asserted again COMANCHE. Since the date of the COMANCHE Financial Statements, COMANCHE has paid or has provided for payment of all federal and state withholding and unemployment insurance taxes and has filed all federal, state and local tax returns and reports when due.

      4.10 Title to Properties. Except as set forth in Section 4.09 of the Comanche Disclosure Schedule, COMANCHE has good and marketable title to, or valid leasehold interests in, all its properties and assets, real, personal and intangible, including without limitation, the assets reflected in the COMANCHE Financial Statements (except s since sold or otherwise disposed of in the ordinary course of business) free and clear of all mortgages, pledges, conditional sales agreements, claims, liens, security interests and encumbrances, except (i) as referred to or reflected in the Interim COMANCHE Financial Statements or in the notes thereto, and (ii) statutory liens for taxes not yet due and payable. COMANCHE has no received notice of violation of any applicable law, ordinance, regulation, order or requirement relating to such properties or assets. All leases pursuant to which COMANCHE leases any real or personal property are valid and effective in accordance with their respective terms and there is not, under any of such leases, any existing default or event of default or event which, with notice or lapse of time, or both, would constitute a default which has been noticed to COMANCHE or of which COMANCHE is aware.

     4.11 Real Property Leases. COMANCHE is not a party to any lease or sublease of real property, except two gas compressor leases as more fully described in the Disclosure Statements.

      4.12  Intellectual Property.

      (a) Except as disclosed in Section 4.12 of the COMANCHE Disclosure Schedule, COMANCHE does not own any Intellectual Property and is not a party to any license, sublicense, agreement, or permission with respect to any Intellectual Property (as defined following) necessary for the operation of its business as presently conducted and as presently proposed to be conducted. COMANCHE has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and non of the directors and officers (and employees with responsibility for Intellectual Property matters) of COMANCHE have ever received any charge, complaint, claim, or notice alleging any such interference, infringement, misappropriation, or violation.

      (b) As used herein, "Intellectual Property" means all (i) patents, patent applications, patent disclosures, and improvements thereto, (ii) trademarks, service marks, trade dress, logos, trade names, and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data, and documentation, (vi) trade secrets and confidential business information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing, and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information), (vii) other proprietary rights, and (viii) copies and tangible embodiments thereof (in whatever form or medium).

     4.13 Tangible Assets. Except as set forth on the COMANCHE Financial Statements, COMANCHE does not own or lease any tangible assets of any kind or nature.

      4.14 Inventory. COMANCHE has no inventory of products, raw materials or other supplies, except those used in the ordinary course of business.

      4.15 Litigation. COMANCHE (i) is not subject to any unsatisfied judgment, order, decree, stipulation, injunction or charge and (ii) is a not party and, to the knowledge of any of the directors and officers (and employees with responsibility for litigation matters) of COMANCHE, is not threatened to be made a party to any charge, complaint, action, suit, proceeding, hearing, or investigation of or in any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator, except as set forth in Section 4.15 of the Comanche Disclosure Schedule.

      4.16 Adverse Changes. There has been no material adverse change in the condition, financial or otherwise, of COMANCHE from that set forth in the Most Recent COMANCHE Balance Sheet. To the best of COMANCHE's knowledge, COMANCHE is not aware of any facts that might result in any actions, suit or other proceeding that would result in any adverse change in the financial condition of COMANCHE. The business, properties and assets reflected in the COMANCHE Financial Statements have not been materially and adversely affected as a result of any fire, explosion, earthquake, accident, strike, lockout, requisition or taking of property by any government or agency thereof, flood, drought, embargo, riot, activities of armed forces or acts of God of the public.

      4.17 Books and Records. All of the minute books, stock certificate books and stock transfer ledgers of COMANCHE are complete and accurate in all material respects.

      4.18 Certain Business Relationships with COMANCHE. Except as disclosed in the COMANCHE Disclosure Schedule, none of the OIL CITY shareholders and their affiliates has been involved in any business arrangement or relationship with COMANCHE within the past 36 months, and none of the OIL CITY shareholders and their affiliates owns any property or right, tangible or intangible, which is used in the business of COMANCHE.

      4.19 Independent Investigation of OIL CITY. COMANCHE confirms that it has received, reviewed, understands and has fully considered (including, without limitation, the financial statements contained therein) for purposes of its acquisition of DOUBLE EAGLE, the business prospects and leases of OIL CITY. COMANCHE represents and warrants that in making the decision to acquire the DOUBLE EAGLE, it has relied upon its own independent investigation of OIL CITY and DOUBLE EAGLE and the independent investigations by its representatives, including its own professional legal, tax and business advisors, and that COMANCHE and its representatives have been given the opportunity to examine all relevant documents and to ask questions of and to receive answers from OIL CITY and DOUBLE EAGLE, or person(s) acting on its behalf, concerning the terms and conditions of acquisition by COMANCHE of the DOUBLE EAGLE and any other matters concerning an investment in DOUBLE EAGLE, and to obtain any additional information COMANCHE deems necessary to verify and the accuracy of the information provided.

      4.20  Disclosure.  The  representations  and  warranties  contained in the
Section 4 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this
Section 4 not misleading.

                           5. Survival and Indemnity.
                             ----------------------

      5.01 Survival. All of the representations and warranties of the parties contained in this Agreement shall survive the Closing Date, even if the damaged party knew or had reason to know of any misrepresentation or breach of warranty at the time of the Closing Date, and shall continue in full force and effect for a period of one year thereafter.

      5.02 Indemnification for Benefit of the OIL CITY Stockholders. In the event COMANCHE breaches any of its representations, warranties and covenants contained herein, and provided that any OIL CITY Stockholder or OIL CITY makes a written claim for indemnification against COMANCHE pursuant to Section 10.05. then COMANCHE agrees to and does hereby indemnify OIL CITY and the OIL CITY Stockholders from and against the entirety of any Adverse Consequences it may suffer through and after the date of the claim for indemnification (including any Adverse Consequences that OIL CITY or the OIL CITY Stockholders may suffer after the end of the applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach.

      5.03 Indemnification for Benefit of COMANCHE. In the event any of the OIL CITY Stockholders breach any of their respective representations, warranties and covenants contained herein, and provided the COMANCHE makes a written claim for indemnification against the OIL CITY Stockholder in breach pursuant to Section 10.05, then the OIL CITY Stockholders severally, and not jointly, agree to indemnify COMANCHE from and against the entirety of any Adverse Consequences COMANCHE may suffer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of, or caused by the breach.

      5.04 Matters Involving Third Parties. If any third party shall notify any party to this Agreement (the "Indemnified Party") with respect to any matter which may give rise to a claim for indemnification against any other party (the "Indemnifying Party") under this Section 5, then the Indemnified Party shall notify each Indemnifying Party thereof promptly; provided however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any liability or obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is damaged. In the event any Indemnifying Party notifies the Indemnified Party within 10 days after the Indemnified party has given notice of the matter that the Indemnifying Party is assuming the defense thereof, (i) the Indemnifying Party will defend the Indemnified Party against the matter with counsel of its choice reasonably satisfactory to the Indemnified party, (II) the Indemnified Party may retain separate co-counsel at its sole cost and expense (except that the Indemnifying Party will be responsible for the fees and expenses of the separate co-counsel to the extent the Indemnified Party concludes reasonably that the counsel the Indemnifying Party has selected has a conflict of interest), (iii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the matter without the written consent of the Indemnifying Party will not to be withheld unreasonably, and (iv) the Indemnifying Party will not consent to the entry of any judgment with respect to the matter, or enter into any settlement which does not include a provisions whereby the plaintiff of claimant in the matter releases the Indemnified Party for all liability with respect thereto, without the written consent of the Indemnified Party not to be withheld unreasonably. In the event no Indemnifying Party notifies the Indemnified Party within 10 days after the Indemnified Party has given notice of the matter that the Indemnifying party is assuming the defense thereof, however, the Indemnified Party may defend against, or enter into any settlement with respect to, the matter in any manner it reasonably may deem appropriate.

      5.05 Determination of Loss. The parties shall make appropriate adjustment for tax benefits and insurance proceeds (reasonably certain of receipt and utility in each case) and for the time cost of money in determining the amount of loss for purposes of this Section 5.

     5.06 Other Indemnification Provisions. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory or common law remedy any party may have for breach of representation, warranty or covenant.

      5.07 Definition of Adverse Consequences. As used in this Section 5, "Adverse Consequences" means all charges, complaints, actions, suits, proceedings, hearings, investigations, claims, demands, judgment, orders, decrees, stipulations, injunctions, damages, dues, penalties, fines, costs, (including costs incurred to comply with applicable rules and regulations of the National Association of Securities Dealers and Securities and Exchange Commission) amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees, including all attorneys' fees, accountants' fees and court costs.

                  6. Conduct and Transactions Prior to Closing.
                    -----------------------------------------

      6.01  Investigation; Operation of Business of OIL CITY.
Between the date of this Agreement and the Closing Date:

      (a) OIL CITY agrees to give COMANCHE, its agents and representatives, full access to all of OIL CITY' premises and books and records, and to cause OIL CITY' officers to furnish COMANCHE with such financial and operating data and other information with respect to its business and properties as COMANCHE shall from time to time request. Provided, however, that any such investigation shall not affect any of the representations and warranties of OIL CITY hereunder and provided further, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the business of OIL CITY. In the event of termination of this Agreement, COMANCHE will return to OIL CITY all documents, work papers, and other material obtained from OIL CITY in connection with the transactions contemplated hereby and will keep confidential any information obtained pursuant to this Agreement unless such information is ascertainable from public or published information or trade sources.

      (b) Except as set forth in the OIL CITY Disclosure Schedule, OIL CITY, to the extent required for continued operation of the business of OIL CITY without impairment, will use reasonable efforts to preserve substantially intact the business organization of OIL CITY, to keep available to the services of the present officers and employees of OIL CITY, and to preserve the present relationships of OIL CITY with persons having significant business relationships with OIL CITY.

      (c) Except as set forth in the OIL CITY Disclosure Schedule, prior to Closing, OIL CITY, will conduct its business only in the ordinary course and, by way of amplification and not limitation, OIL CITY will not, without the prior written consent of COMANCHE (i) issue any capital stock, or (ii) grant any stock options or warrants or other rights to purchase or otherwise acquire any shares of OIL CITY capital stock or issued any securities convertible into shares of OIL CITY capital stock, or (iii) adopt any employee benefit plans or modify or alter any existing employee benefit plan, or (iv) declare, set aside, or pay any dividend or distribution with respect to the capital stock of OIL CITY, or (v) directly or indirectly redeem, purchase or otherwise acquire any capital stock of OIL CITY, or (vi) effect a split or reclassification of any capital stock of OIL CITY or a recapitalization of OIL CITY, or (vii) amend or change the Certificate of Incorporation or Bylaws of OIL CITY, or (viii) grant any increase in the compensation payable or to become payable by OIL CITY to officers or salaried employees of OIL CITY or any increase regardless of amount, in any bonus, insurance, pension or other benefit plan, program, payment or arrangement made to for or with any officers or employees, or (ix) borrow or agree to borrow any funds, or guarantee or agree to guarantee the obligations of others except in the ordinary course of business, of (x) waive any rights of substantial value, or (xi) except in the ordinary course of business, enter into an agreement, contract or commitment.

      6.02  Investigation: Operation of Business of COMANCHE.
Between the date of this Agreement and the Closing Date:

      (a) COMANCHE agrees to give to OIL CITY, its agents and representatives, full access to all premises and books and records, and to cause COMANCHE's officers to furnish OIL CITY with such financial and operating data and other information with respect to the business and properties of COMANCHE as OIL CITY shall from time to time request. Provided, however, that any such investigation shall not affect any of the representations and warranties of COMANCHE hereunder; and provided further, that any such investigation shall be conducted in such manner as not to interfere unreasonable with the operation of the business of COMANCHE. In the event of termination of this Agreement, OIL CITY, will return to COMANCHE all documents, work papers and other material obtained from COMANCHE in connection with the transactions contemplated hereby and will use all reasonable efforts to keep confidential any information obtained pursuant to this Agreement unless such information is ascertainable from public or published information or trade sources.

      (b) COMANCHE, to the extent required for continued operation of the business of COMANCHE without impairment, will use reasonable efforts to preserve substantially intact the business organization of COMANCHE, to keep available the services of the present officers and employees of COMANCHE, and to preserve the present relationships of COMANCHE with persons having significant business relationships to COMANCHE.

      (c) Prior to Closing, except as set forth in Section 6.02 of the Comanche Disclosure Statement, COMANCHE will cause COMANCHE to, conduct its business only in the ordinary course and, by way of amplification and not limitation, COMANCHE will not, without the prior written consent of OIL CITY, (i) issue any capital stock, or (ii) grant any stock options or warrants or other rights to purchase or otherwise acquire any shares of COMANCHE capital stock or issue any securities convertible into shares of COMANCHE capital stock, or (iii) adopt any employee benefit plans or modify or alter any existing employee benefit plant, or (iv) declare, set aside, or pay any dividend or distribution with respect to the capital stock of COMANCHE, or (v) directly or indirectly redeem, purchase or otherwise acquire any capital stock of COMANCHE, or (vi) effect a split or reclassification of any capital stock of COMANCHE or a re-capitalization of COMANCHE, or (vii) amend or change the certificate of Incorporation or Bylaws of COMANCHE, or (viii) grant any increase in the compensation payable or to become payable to COMANCHE to officers or salaried employees of COMANCHE or any increase regardless of amount, in any bonus, insurance, pension or other benefit plan, program, payment of arrangement made to, for or with any officers or employees, or (ix) borrow or agree to borrow any funds, or guarantee or agree to guarantee the obligations of others except in the ordinary course of business, or (x) waive any rights of substantial value, or (xi) except in the ordinary course of business, enter into an agreement, contract or commitment.

                                  7. Consents.
                                    --------

      Prior to Closing, OIL CITY and COMANCHE shall each use his or its respective reasonable efforts to obtain the consent or approval of each person whose consent or approval shall be required in order to permit OIL CITY or COMANCHE, as the case may be, to consummate the COMANCHE Acquisition.

                            8. Conditions to Closing.
                              ---------------------

     8.1 General Conditions. The obligations of the parties to effect the DOUBLE EAGLE Acquisition shall be subject to the following conditions:

      (a) The Board of Directors and, to the extent required by law, the shareholders of COMANCHE, shall have approved this Agreement in accordance with applicable provisions of state law.

      (b) No action, suit or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, filing or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of COMANCHE to acquire and own DOUBLE EAGLE, (iv) affect adversely the right of the OIL CITY Stockholders to acquire and own the COMANCHE Shares; or (v) affect adversely the right of either COMANCHE or OIL CITY to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling or charge shall be in effect).

      (c)  All  governmental  approvals,  the  absence  of  which  would  have a
materially  adverse  effect  on  COMANCHE  or  OIL  CITY,  respectively,   on  a
consolidated basis, after the Closing Date, shall have been received.

      8.02 Conditions of Obligations of COMANCHE. The obligation of COMANCHE to effect the DOUBLE EAGLE Acquisition AND TO PROCEED with the Closing on the Closing Date shall at all times be subject to the following conditions precedent, any of which may be waived by COMANCHE in writing:

      (a) (i) the representations and warranties of the OIL CITY Stockholders, DOUBLE EAGLE and OIL CITY contained herein shall be true and correct in all material respects at the Closing Date with the same effect as though made at such time, and (ii) the OIL CITY Stockholders, OIL CITY and DOUBLE EAGLE shall have each performed all material obligations and complied with all material covenants required by this Agreement to be performed or complied with by him or it prior to the Closing Date.

      (b) The OIL CITY Stockholders and OIL CITY shall have each obtained and delivered to COMANCHE consents to the transactions contemplated by this Agreement from the parties to all material contracts, referred to in the OIL CITY Disclosure Schedule attached hereto in accordance with this Agreement, which require such consent, and in particular, the consent of Bank One Texas, N.A.

      (c) There shall not have occurred (i) any material adverse change, since the Most Recent DOUBLE EAGLE Balance Sheet, in the business, properties, results of operations or financial condition of DOUBLE EAGLE, or (ii) any loss or damage to any of the properties or assets (whether or not covered by insurance) of DOUBLE EAGLE which will materially affect or impair the ability of DOUBLE EAGLE to conduct after the DOUBLE EAGLE Acquisition of the Business now being conducted by DOUBLE EAGLE.

      (d) All statutory requirements for the valid consummation by the OIL CITY Stockholders, DOUBLE EAGLE and OIL CITY of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals of all federal, state or local governmental agencies and authorities required to be obtained in order to permit consummation by the OIL CITY Stockholders, DOUBLE EAGLE and OIL CITY of the transactions contemplated by this Agreement and to permit the business presently carried on by DOUBLE EAGLE to continue unimpaired to any material degree immediately following the Closing Date shall have been obtained. Between the date of this Agreement and the Closing Date, no governmental agency, whether federal, state or local, shall have instituted (or threatened to institute in a writing directed to the OIL CITY Stockholders, DOUBLE EAGLE, OIL CITY, COMANCHE or any of their subsidiaries or affiliates) an investigation which is pending at the Closing Date relating to the COMANCHE acquisition and between the date of this Agreement and the Closing Date no action or proceeding shall have been instituted or, to the knowledge of the OIL CITY Stockholders, shall have been threatened by any party (public or private) before a court or other governmental body to restrain or prohibit the transactions contemplated by this Agreement or to obtain damages in respect thereof.

      (e) The stockholders of OIL CITY shall have each acknowledged to COMANCHE in writing (i) that the shares of COMANCHE common stock to be issued to them pursuant to the DOUBLE EAGLE Acquisition will be issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state in reliance upon available exemptions from the registration requirements thereof; (ii) that all such shares of COMANCHE common stock will be subject to restrictions on transferability and may not be offered for sale, sold or otherwise transferred unless subsequently registered under the Securities Act and all other applicable securities laws or unless exemptions from the registration requirements of the Securities Act and all other applicable securities laws are available, as established to the satisfaction of COMANCHE, and (iii) the certificates evidencing such COMANCHE common stock will bear an appropriate legend evidencing the above referenced restrictions on transferability.

      (f) DOUBLE EAGLE and OIL CITY shall have furnished COMANCHE with a certificate, dated the Closing Date, stating that the respective representations and warranties of each contained in Section 3 are true and correct on the Closing Date in all material respects as if then made.

      (g) All papers, documents, agreements and other items required to be delivered at Closing pursuant to Section 9.03 shall be delivered at Closing.

      8.03 Conditions of Obligation of the OIL CITY Stockholders and OIL CITY. The obligations of the OIL CITY Stockholders to effect the DOUBLE EAGLE Acquisition and to proceed with the Closing on the Closing Date shall at all times be subject to the following conditions precedent, any of which may be waived by the OIL CITY Stockholders and OIL CITY in writing.

      (a) COMANCHE shall have furnished OIL CITY with (i) certified copies of resolutions duly adopted by its Board of Directors and, to the extent required by law, the shareholders of COMANCHE, authorizing all necessary and proper corporate action to enable COMANCHE to comply with terms of this Agreement and approving the execution, delivery and performance of this Agreement, including the issuance of the COMANCHE Shares, and (ii) an Incumbency Certificate for the appropriate officers of COMANCHE.

      (b) (i) the representations and warranties of COMANCHE herein shall be true in all material respects at the Closing Date with the same effect as though made at such time; and (ii) COMANCHE shall have performed all material obligations and complied with all material covenants required by this Agreement to be performed or complied with by it prior to the Closing Date.

      (c) COMANCHE shall have obtained and delivered to OIL CITY consents to the transactions contemplated by this Agreement from the parties to all material contracts , referred to in the COMANCHE Disclosure Schedule attached hereto in accordance with this Agreement, which require such consent.

      (d) There shall not have occurred (i) any material adverse change since the Most Recent COMANCHE Fiscal Quarter in the business, properties, results of operations of financial condition of COMANCHE, or (ii) any loss or damage to any of the properties or assets (whether or not covered by insurance) of COMANCHE which will materially affect or impair the ability of COMANCHE to conduct, after the COMANCHE Acquisition, the business now being conducted by COMANCHE.

      (e) All Statutory requirements for the valid consummation by COMANCHE of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and authorities required to be obtained in order to permit consummation by COMANCHE of the transactions contemplated by this Agreement shall have been obtained. Between the date of this Agreement and the Closing Date, no governmental agency, whether federal, state or local, shall have instituted (or threatened to institute in a writing directed to the OIL CITY Stockholders, DOUBLE EAGLE, OIL CITY, COMANCHE or any of their subsidiaries or affiliated) an investigation which is pending at the Closing Date relating to the DOUBLE EAGLE Acquisition and between the date of the Agreement and the Closing Date no action or proceeding shall have been instituted or, to the knowledge of COMANCHE shall have been threatened by any party (public or private) before a court or other governmental body to restrain or prohibit the transaction contemplated by this Agreement or to obtain the damages in respect thereof.

      (f) COMANCHE shall have furnished OIL CITY with a certificate, dated the Closing Date, stating that the representations and warranties of COMANCHE contained in Section 4 are true and correct on the Closing Date in all material respects as if then made.

      (g) all papers, documents, agreements and other items required to be delivered at Closing pursuant to Section 9.02 shall have been delivered at Closing.

                              9. Actions at Closing

      9.01 Actions at the Closing. At the Closing, COMANCHE, OIL CITY and the OIL CITY Stockholders, will each deliver, or cause to be delivered to the other, the securities to be exchanged in accordance with Section 1.01 of this Agreement, and each party shall pay any and all federal and state taxes required to be paid in connection with the issuance of delivery of their own securities. Certificates representing the COMANCHE Shares shall be issued and delivered as set forth on Exhibit "A" attached hereto. Certificates representing the DOUBLE EAGLE Shares shall be duly endorsed by OIL CITY for transfer to COMANCHE or in blank, or have appropriately executed powers of attorney attached, and signatures shall be witnessed.

     9.02 Deliveries by COMANCHE. At Closing, COMANCHE will deliver to the OIL CITY Stockholders:

     (a) certificate for the COMANCHE Shares as provided by Section 9.01 hereof;

     (b)  certified   copies  of  corporate   resolutions  and  other  corporate
proceedings  taken  by  COMANCHE  to  authorize  the  execution,   delivery  and
performance of this Agreement;

     (c) a certificate of Incumbency and signatures of officers of COMANCHE dated as of the date of this Agreement:

     (d) resignations of the current officers and Board of Directors of COMANCHE, except Mr. Frank Cole and resolutions appointing Mr. Jeffrey T. Wilson, Mr. James G. Borem and Mrs. Faye Cobb to the Board of COMANCHE.

      9.03 Deliveries by the OIL CITY Stockholders, DOUBLE EAGLE and OIL CITY. At Closing, the OIL CITY Stockholders, DOUBLE EAGLE and OIL CITY shall deliver to COMANCHE:

     (a) certificates for the DOUBLE EAGLE Shares a provided by Section 9.01 hereof;

      (b)  certified  copies  of  corporate   resolutions  and  other  corporate
proceedings taken by DOUBLE EAGLE and OIL CITY to authorize the execution, delivery and performance of this Agreement;

      (c) a certificate of Incumbency and signatures of the officers of OIL CITY dated as of the date of this Agreement and consenting to the sale of DOUBLE EAGLE to COMANCHE;

                                10. Termination.
                                   -----------

     10.01 Termination of the Agreement. The parties may terminate this Agreement as provided below:

      (a) COMANCHE, OIL CITY and the OIL CITY Stockholders may terminate this Agreement by mutual written consent at any time prior to the Closing;

      (b) Either party may terminate this Agreement by giving written notice to other party on or before the Closing Date if either party is not satisfied with the results of their continuing business, legal and accounting due diligence regarding each other.

      (c) OIL CITY and/or the OIL CITY Stockholders may terminate this Agreement by giving written notice to COMANCHE at any time prior to the Closing (i) in the event COMANCHE has breached any representation, warranty or covenant contained in this Agreement in any material respect, OIL CITY and/or the OIL CITY Stockholders has notified COMANCHE of the breach and the breach has continued without cure for a period of 10 days after the notice of breach, or (ii) if the Closing shall not have occurred on or before June 15, 1999, or such later date as may be agreed to by OIL CITY, the OIL CITY Stockholders and COMANCHE, in writing, by reason of the failure of any condition precedent under Section 8.03 hereof (unless the failure results primarily from OIL CITY or the OIL CITY Stockholders themselves breaching any representation, warranty or covenant contained in this Agreement); and

      (d) COMANCHE may terminate this Agreement by giving written notice to OIL CITY and the OIL CITY Stockholders at any time prior to the Closing (i) in the event OIL CITY or an OIL CITY Stockholder has breached any representation, warranty or covenant contained in this Agreement in any material respect COMANCHE has notified OIL CITY and the OIL CITY Stockholders of the breach and the breach has continued without cure for a period of 10 days after the notice of breach or (ii) if the Closing shall not have occurred on or before June 15, 1999, or such later date as may be agreed to by OIL CITY, the OIL CITY Stockholders and COMANCHE in writing, by reason of the failure of any condition precedent under Section 8.02 hereof (unless the failure results primarily from COMANCHE itself breaching any representation, warranty or covenant contained in this Agreement).

      10.02 Effect of Termination. If either OIL CITY and/or the OIL CITY Stockholders or COMANCHE terminates this Agreement pursuant to Section 10.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party.





                                   11. General

      11.01 Brokers and Finders. Except as set forth in Section 11.1 of the Comanche Disclosure Statement, each Party hereto represents that no broker, agent, finder, or other party has been retained by either Party, and no brokerage or finder's fees or agent's commissions or other like payment has been agreed to be paid by him or it in connection with this Agreement or on account of the transactions contemplated by this Agreement. Each Party agrees to indemnify and hold harmless the other parties from and against any and every claim arising by breach of the aforesaid representation and warranty and all costs and expenses, legal or otherwise, which any such party may incur as the result of any such claim, except as noted in Section 11.1 of the Comanche Disclosure Statement.

      11.02 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties. Provided however, that any Party any make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use it reasonable efforts to advise the other Party prior to making the disclosure).

      11.03 Schedules. The DOUBLE EAGLE, OIL CITY and COMANCHE Disclosure Schedules delivered pursuant to the terms of this Agreement shall be bound together, initialed by COMANCHE and SHA STEPHENS and deemed attached hereto and made a part hereof.

      11.04 Survival of Covenants, Representations and Warranties. Except as otherwise specifically provided, the covenants, representations and warranties contained herein shall expire and be terminated and extinguished at the Closing Date.

     11.05 Governing Law. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Utah.

      11.06 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered mail or certified mail, postage prepaid if addressed as follows:

      If to COMANCHE:

      COMANCHE Energy, Inc.
      8111 LBJ Freeway, Suite 787
      Dallas, TX  75251
      Attn:  Mr. Frank W Cole
             President





If to OIL CITY and OIL CITY Stockholders:

      Oil City Petroleum, Inc.
      5577 South Lewis Avenue
      Tulsa, OK 74105
      Attn:  Mr. James G. Borem
                 President

     11.07 No Assignment. This Agreement may not be assigned by operation of law or otherwise, without the express written consent of each party hereto.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

                              COMANCHE ENERGY, INC.

                                    By:   /s/______________________________
                                             Frank W Cole, President

                              Oil City Petroleum, Inc.

                                    By:   /s/________________________________
                                             James G. Borem, President










EXHIBIT A-3 [EXCHANGE PROPERTIES]


                       AGREEMENT TO EXCHANGE PROPERTIES

      THIS AGREEMENT TO EXCHANGE STOCK (the "Agreement"), dated as of the day of June 1999, by and between Comanche Energy, Inc., a Utah corporation ('COMANCHE') and Sha Stephens, Inc., a Texas corporation ("SHA STEPHENS").

      WHEREAS, SHA STEPHENS, INC. and the Board of Directors of COMANCHE deem it advisable and in the best interests of SHA STEPHENS, INC. and COMANCHE that COMANCHE acquire certain oil and gas properties and related equipment, ("Properties") more fully described in the attached Exhibit A, in exchange for 4,000,000 shares of COMANCHE common stock, referred herein as the "COMANCHE Shares" pursuant to this Agreement and applicable provisions of law (such transaction being hereinafter referred to as the "Sha Stephens Acquisition"); and

      WHEREAS, the Board of Directors of COMANCHE and SHA STEPHENS, INC., have approved and adopted this Agreement; and

      WHEREAS, SHA STEPHENS, INC. Owns and has the right to sell, transfer and exchange the properties to COMANCHE in accordance with the terms of this Agreement and applicable provisions of law.

      NOW THEREFORE, in consideration of the promises and of the mutual agreements, provisions and covenants herein contained, the parties hereto hereby agree as follows

                          1. Exchange of Common Stock

      1.01 Exchange. Subject to the terms and conditions herein set forth, at the time of closing set forth in Section 1.02 hereof, COMANCHE will issue and deliver or cause to be issued and delivered to SHA STEPHENS, INC. the following: a total of 4,000,000 shares of COMANCHE'S authorized and unissued restricted common stock, no par value per share (the "COMANCHE Shares"), in exchange for the conveyance by SHA STEPHENS, INC. to COMANCHE the Properties shown in Exhibit A.

      1.02 Closing. Subject to the terms and provisions of this Agreement, the closing of the Sha Stephens Acquisition will be at 10:00 a.m. at the offices of Comanche Energy, 8111 LBJ Freeway, Suite 787, Dallas, Texas 75251 on or before June 15, 1999, or at such earlier or later date or such other place as shall be mutually agreed upon by COMANCHE, and SHA STEPHENS, such date and time sometimes being referred to herein as the "Closing" or "Closing Date.

                      2. Representations and Warranties of
                               SHA STEPHENS, INC.

      SHA STEPHENS, INC., represents and warrants to COMANCHE that the statements contained in this Section 2 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 2.

      2.01 Authorization. The SHA STEPHENS Directors have full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of SHA STEPHENS, INC., enforceable in accordance with its terms and conditions. SHA STEPHENS, INC. need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government, governmental agency, or other person in order to consummate the transactions contemplated by this Agreement.

      2.02 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which SHA STEPHENS, INC. is subject to or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest, or other arrangement to which SHA STEPHENS, INC. is a party or by which it is bound or to which any of its assets are subject.

      2.03 Ownership. SHA STEPHENS, INC. holds of record and owns beneficially the Properties set forth on Exhibit "A" attached hereto. SHA STEPHENS, INC. Shares are free and clear of any restrictions (other than restrictions under federal and state securities laws), claims, taxes, security interests, options, warrants, rights, contracts, calls, commitments, equities and demands. SHA STEPHENS, INC. is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of SHA STEPHENS, INC.

     2.04 Speculative Nature and Risk. SHA STEPHENS, INC. understands and acknowledges the speculative nature of and substantial risk of loss associated with an investment in the COMANCHE Shares which may be subject to substantial dilution. SHA STEPHENS, INC. represents and warrants that the COMANCHE Shares constitute an investment which is suitable and consistent with its financial condition and that it is able to bear the risks of this investment for an indefinite period of time, which may include the total loss of its investment in COMANCHE. SHA STEPHENS, INC. represents that it has adequate means of providing for its financial needs and corporate and personal contingencies and no need for liquidity in its investment in COMANCHE and that it has sufficient financial and business experience to evaluate the merits and risk of an investment in COMANCHE.

      2.05 Federal or State Securities Laws. SHA STEPHENS, INC. understands and acknowledges that the COMANCHE Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the "1933 Act"), or applicable State securities laws and SHA STEPHENS, INC. Is aware that no federal or state agency has made any review, finding or determination regarding the terms or its acquisition of the COMANCHE Shares nor any recommendation or endorsement of the COMANCHE Shares as an investment SHA STEPHENS must forego the security, if any, that such a review would provide.

      2.06 Acquisition for Own Account. SHA STEPHENS, INC. directors understand and acknowledge that the COMANCHE Shares are being offered and sold under exemptions from registration provided by the Act and exemptions provided by applicable state securities laws and SHA STEPHENS, INC. directors warrant and represent that the COMANCHE shares are being acquired solely, for investment purposes only, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof. SHA STEPHENS directors represent and warrant that they have no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any part of the COMANCHE Shares or which would guarantee them any profit or protect them against any loss with respect to the COMANCHE Shares. Further, SHA STEPHENS, INC. directors have no plans to enter into any such agreement or arrangement, and, consequently, they must each bear the economic risk of an investment in the COMANCHE Shares for an indefinite period of time.

      2.07 Limitations on Resale or Transfer. SHA STEPHENS, INC. understand and acknowledge that the COMANCHE Shares will be "restricted" as defined in Rule 144 under the Act and that therefore it cannot offer to sell, sell or otherwise transfer or distribute the COMANCHE Shares without registration thereof, which COMANCHE is not obligated to do, under both the Act and any applicable states securities laws, or unless an exemption is, in the opinion of COMANCHE's counsel, available to them under the Act and any applicable state securities laws. Such exemption is not now available and it is not anticipated that any such exemption will become available in the future. SHA STEPHENS further understands and acknowledges that the restrictions on the transfer of the COMANCHE Shares will be noted on the books of COMANCHE and that the stock certificate representing the COMANCHE Shares will bear a written legend setting forth the restriction on the transferability of the COMANCHE Shares in substantially the following form:

      THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT.

                       3.  Representation and Warranties
                                 SHA STEPHENS

SHA STEPHENS, INC. represents and warrants to COMANCHE that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date except as set forth in the Disclosure Schedule delivered by SHA STEPHENS to COMANCHE on the date hereof and initialed by the parties (The "SHA STEPHENS Disclosure Schedule"). Nothing in the SHA STEPHENS Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the SHA STEPHENS Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other items itself). The SHA STEPHENS Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3.

     3.01.A Organization, Qualification and Corporate Power. SHA STEPHENS, INC. is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. SHA STEPHENS, INC. is duly authorized to conduct business and is good standing under the laws or each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification. SHA STEPHENS, INC. has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

     3.02.A Authority. SHA STEPHENS, INC., has all requisite corporate power and authority to execute and deliver this Agreement and all agreements, instruments and documents to be executed and delivered by SHA STEPHENS hereunder, to consummate the transactions contemplated hereby and to perform all terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by SHA STEPHENS and all agreements, instruments, and documents to be executed and delivered by SHA STEPHENS hereunder, the performance by SHA STEPHENS of all the terms and conditions hereto to be performed by it and the consummation of the transactions contemplated hereby have duly authorized and approved by the Board of Directors of SHA STEPHENS, and no other corporate proceedings of SHA STEPHENS are necessary with respect thereto. All persons who have executed and delivered this Agreement, and all persons who will execute and deliver the other agreements, documents and instruments to be executed and delivered by SHA STEPHENS hereunder, have been duly authorized to do so by all necessary actions on the part of SHA STEPHENS.

     This Agreement constitutes, and each other agreement and instrument to be executed by SHA STEPHENS hereunder, when executed and delivered by SHA STEPHENS will constitute, the valid and binding obligation of SHA STEPHENS enforceable against it in accordance with its terms.

     3.03.A Non-contraventon. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any federal, state or local government, governmental agency or court to which SHA STEPHENS is subject or any provision of its Certificate of Incorporation, Bylaws or Board of Directors or stockholder resolutions of SHA STEPHENS or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest or other arrangement to which SHA STEPHENS is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any security interest upon any of its assets. SHA STEPHENS is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any federal, state or local government, governmental agency, bank, financial institution or other person or entity in order for SHA STEPHENS to consummate the transactions contemplated by this Agreement.

     3.04.A Financial Statements. Attached as Section 3.04 of the SHA STEPHENS Disclosure Schedule are the following financial statements (collectively, the "SHA STEPHENS Financial Statements"): (i) unaudited balance sheets of SHA
STEPHENS as of March 31, 1999 ("Most Recent SHA STEPHENS  Balance  sheet");  and
(ii) unaudited statements of operations, retained earnings and cash flows for the period ended March 31, 1999. The SHA STEPHENS Financial statements have been prepared in accordance with generally accepted accounting principals applied on a consistent basis throughout the periods covered thereby, are correct and complete and are consistent with the books and records of SHA STEPHENS which books and records are correct and complete.

     3.05.A Undisclosed Liabilities. Except to the extent reflected or reserved against in the Most Recent SHA STEPHENS Balance Sheet on the dates shown, or as set forth in Section 3.05 of the SHA STEPHENS Disclosure Schedule, as of those dated, SHA STEPHENS had no liabilities or obligations of any material nature, whether accrued, absolute, contingent or otherwise and, as of such dates, knows nor has reasonable grounds to know any basis for the assertion against SHA STEPHENS of any liability of any nature or in any amount not fully reflected or reserved against in the Most Recent SHA STEPHENS Balance Sheet.

     3.06.A  Events  Subsequent.  Subsequent  to the Most  Recent  SHA  STEPHENS
Balance Sheet and except as set forth in Section 3.06 of the SHA STEPHENS Disclosure Schedule, SHA STEPHENS has no (i) incurred any material liabilities or obligations, absolute or contingent, except current liabilities and obligations under contracts entered into in the ordinary course of business;
(ii) declared or made any payment or distribution to stockholders or purchased or redeemed any of its capital stock; (iii) mortgaged or pledged or subjected to lien, charge or any other encumbrance, any of its assets, tangible or intangible, excepting extensions or renewals of liens for liabilities set forth on the Most Recent SHA STEPHENS Balance Sheet; (iv) sold or transferred any of its tangible assets or cancelled any debts or claims except in each case in the ordinary course of business; (v) made any capital expenditures other than in the ordinary course of business; or (vi) incurred any material or adverse losses or damages, to be involved in strikes, or other labor disputes.

     3.07 Litigation. Except as set forth in Section 3.07 of the SHA STEPHENS Disclosure Schedule, there are no actions, suits or proceedings at law or in equity pending or, to the knowledge of SHA STEPHENS, threatened against SHA STEPHENS seeking damages nor are there any suits threatened or pending before any federal, state or municipal government or any board, department or agency thereof involving SHA STEPHENS. To the best of SHA STEPHENS'S knowledge, SHA STEPHENS has no pending violation proceedings relating to state or federal environmental regulations.

     3.08 Employment Matters. SHA STEPHENS is not a party to any employment contract with any officer, director or other employee. SHA STEPHENS is not bound by a contract with a labor union, pension or profit share plan or employee benefit plan, other than as listed in Section 3.08 of the SHA STEPHENS Disclosure Schedule.

     3.09 Subsidiaries The subsidiaries of SHA STEPHENS are disclosed in the SHA STEPHENS Disclosures Schedule, Section 3.09 attached hereto and made a part hereof.

     3.10 Tax Matters. SHA STEPHENS has no knowledge or any reasonable grounds to know of any tax deficiencies which might be asserted against SHA STEPHENS. Since the date of the SHA STEPHENS Financial Statements, SHA STEPHENS has paid or has provided for payment of all federal and state withholding and unemployment insurance taxes and has file all federal, state and local tax returns and reports when due.

     3.11 Properties. Section 3.11 of the SHA STEPHENS Disclosure Schedule sets forth a true and complete list of all material leases, contracts, understandings, commitments, plans or mortgages now in effect, to which SHA STEPHENS is a party, or under which it is obligated, or which materially affect its properties. SHA STEPHENS has complied with all material provisions of such leases, contracts, understandings, commitments, plans and mortgages and is not in material default with respect of any thereof.

     3.12 Adverse Changes. There has been no material adverse change in the condition, financial or otherwise, of SHA STEPHENS from that set forth in the Most Recent SHA STEPHENS Balance Sheet. To the best of SHA STEPHENS' knowledge, SHA STEPHENS is not aware of any facts that might result in any actions, suit or other proceeding that would result in any adverse change in the financial condition of SHA STEPHENS. The business, properties and assets reflected in the SHA STEPHENS Financial Statements have not been materially and adversely affected as a result of any fire, explosion, earthquake, accident, strike, lookout, requisition or taking of property by any government or agency thereof, flood, drought, embargo, riot, activities of armed forces or acts of God or the public.

     3.13 Books and Records. All of the minute books, stock certificate books and stock transfer ledgers of SHA STEPHENS are complete and accurate in all material respects.

     3.14  Disclosure.  The  representations  and  warranties  contained in this
Section 3 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this
Section 3 not misleading.

                  4. Representatives and Warranties of Comanche

      COMANCHE represents and warrants to SHA STEPHENS that the statements contained in this Section 4 are correct and complete as of date of this Agreement and will be correct and complete as of the Closing Date except as set forth in the disclosure schedule delivered by COMANCHE to SHA STEPHENS on the date hereof and initialed by the parties (the "COMANCHE Disclosure Schedule"). Nothing in the COMANCHE Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the COMANCHE Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other items itself). The COMANCHE Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4.

      4.01 Organization, Qualification and Corporate Power. COMANCHE is a corporation duly organized validly existing and in good standing under the laws of the State of Utah. COMANCHE is duly authorized to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification. COMANCHE has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. Section 4.01 of the COMANCHE Disclosure Schedule lists the directors and officers of COMANCHE. COMANCHE has made available for inspection by SHA STEPHENS correct and complete copies of the Certificate of Incorporation and Bylaws of COMANCHE (as amended to date). The minute books containing the records of meetings of the stockholders, the Board of Directors and any committee of the Board of Directors, the stock certificate books and the stock record books of COMANCHE are correct and complete. COMANCHE is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws.

      4.02 Capitalization. The entire authorized capital stock of COMANCHE consists of (i) 100,000,000 shares of common stock, no par value per share, of which approximately 20,300,000 shares are issued and outstanding. All of the issued and outstanding shares have been duly authorized, are validly issued, fully paid, and non-assessable and are held of record by the respective COMANCHE shareholders as set forth in COMANCHE's stock record books. There are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which COMANCHE is a party or which are binding upon COMANCHE providing for the issuance, disposition or acquisition of any of its capital stock, except as disclosed in Section 4.02 of the COMANCHE Disclosure Schedule. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to COMANCHE. There are no voting trusts, proxies or any other agreements or understanding with respect to the voting of the capital stock of COMANCHE. Upon issuance, the COMANCHE Shares to be issued to the SHA STEPHENS pursuant to this Agreement will be duly authorized, validly issued, fully paid and non-assessable.

      4.03 Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which the COMANCHE is subject or any provision of its Certificate of Incorporation or Bylaws of COMANCHE or (ii) conflict with result in a breach of, constitute a default under, result in the acceleration f,, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, security interest or other arrangement to which COMANCHE is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any security interest upon any of its assets. COMANCHE is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government, governmental agency or other person in order for COMANCHE to consummate the transactions contemplated by this Agreement.

      4.04  Subsidiaries.  The  Subsidiaries  owned by COMANCHE are disclosed in
Section 4.04 of the COMANCHE  Disclosure  Schedule  and,  except as set forth in
Section 4.04 of the COMANCHE Disclosure Schedule, COMANCHE does not own, directly or indirectly, any capital stock, security, partnership interest or other interest of any kind in any corporation, partnership joint venture, association or other entity.

      4.05 Common Stock Trading Market. The common stock of COMANCHE is eligible for quotation and is quoted on the OTC Bulletin Board in accordance with the applicable rules of the NASD and Securities and Exchange Commission ("SEC") and is in compliance with applicable NASD and SEC rules for continuing quotation of the Bulletin Board. The broker-dealers which are market-makers in the common stock of COMANCHE are listed in the Disclosure Schedule. COMANCHE has furnished each Market-Maker and each other broker-dealer effecting transactions in the Company's common stock with all information required by SEC Rule 15c2-11.
COMANCHE, its officers, directors and affiliates have fully complied with any and all requests for information by the Market-Makers and all other broker-dealers, whether or not acting in the capacity of a market-maker, pursuant to SEC Rules 15c2-11. Any and all information provided by COMANCHE to the Market-Makers and all other broker-dealers, whether or not acting in the capacity of a market-maker, was, at the time it was furnished, accurate in all material respects.

      4.06 Financial Statements. Attached as Section 4.06 of the COMANCHE Disclosure Schedule are the following COMANCHE financial statements (collectively, the COMANCHE Financial Statements): (i) audited consolidated balance sheets as of the fiscal years ended December 31, 1996 and 1997 and unaudited consolidated balance sheets for the year ended December 31, 1998 and the three months ended March 31, 1999 and audited consolidated statements of income, changes in stockholders' equity and cash flow as of and for the fiscal years ended December 31, 1996 and 1997 and unaudited Financial Statements for the year ended December 31, 1998 and the unaudited statements of operations for the three months ending March 31, 1999 (the "Most Recent COMANCHE Fiscal Quarter") for COMANCHE. The COMANCHE Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby, are correct and complete and are consistent with the books and records of COMANCHE which books and records are correct and complete; provided, however, that the unaudited COMANCHE Financial Statements are subject to normal adjustments (which will not be material) and lack complete footnotes and other presentation items.

      4.07 Events Subsequent. Subsequent to the Most Recent COMANCHE Balance Sheet and except as set forth in Section 4.07 of the COMANCHE Disclosure Schedule, COMANCHE has not (i) incurred any material liabilities or obligations, absolute or contingent, except current liabilities and obligations under contracts entered into in the ordinary course of business; (ii) declared or made any payment or distribution to stockholders or purchased or redeemed any of its capital stock; (ii) mortgaged or pledged or subjected to lien, charge or any other encumbrance, any of its assets, tangible or intangible, excepting extensions or renewals of liens for liabilities set forth on the Most Recent COMANCHE Balance Sheet; (iv) sold or transferred any of its tangible assets or cancelled any debts or claims except in each case in the ordinary course of business; (v) made any capital expenditures other than in the ordinary course of business; or (vi) incurred any material or adverse losses or damages, to be involved in strikes, or other labor disputes.

      4.08 Undisclosed Liabilities. Except as set forth in Section 4.08 of the Comanche Disclosure Schedule, COMANCHE has no liability (and there is no basis for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand against it giving rise to any liability), except for (i) liabilities set forth on the face of the COMANCHE Financial Statements (rather than in any notes thereto) and (ii) liabilities which have arisen after the Most Recent COMANCHE Fiscal Year End in the ordinary course of business, non of which relates to any breach of contract, breach of warranty, tort, infringement or violation of law or arose out of any charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand.

      4.09 Tax Matters. COMANCHE has no knowledge or any reasonable grounds to know of any tax deficiencies which might be asserted again COMANCHE. Since the date of the COMANCHE Financial Statements, COMANCHE has paid or has provided for payment of all federal and state withholding and unemployment insurance taxes and has filed all federal, state and local tax returns and reports when due.

      4.10 Title to Properties. Except as set forth in Section 4.09 of the Comanche Disclosure Schedule, COMANCHE has good and marketable title to, or valid leasehold interests in, all its properties and assets, real, personal and intangible, including without limitation, the assets reflected in the COMANCHE Financial Statements (except s since sold or otherwise disposed of in the ordinary course of business) free and clear of all mortgages, pledges, conditional sales agreements, claims, liens, security interests and encumbrances, except (i) as referred to or reflected in the Interim COMANCHE Financial Statements or in the notes thereto, and (ii) statutory liens for taxes not yet due and payable. COMANCHE has no received notice of violation of any applicable law, ordinance, regulation, order or requirement relating to such properties or assets. All leases pursuant to which COMANCHE leases any real or personal property are valid and effective in accordance with their respective terms and there is not, under any of such leases, any existing default or event of default or event which, with notice or lapse of time, or both, would constitute a default which has been noticed to COMANCHE or of which COMANCHE is aware.

     4.11 Real Property Leases. COMANCHE is not a party to any lease or sublease of real property, except two gas compressor leases as more fully described in the Disclosure Statements.

      4.12  Intellectual Property.

      (a) Except as disclosed in Section 4.12 of the COMANCHE Disclosure Schedule, COMANCHE does not own any Intellectual Property and is not a party to any license, sublicense, agreement, or permission with respect to any Intellectual Property (as defined following) necessary for the operation of its business as presently conducted and as presently proposed to be conducted. COMANCHE has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and non of the directors and officers (and employees with responsibility for Intellectual Property matters) of COMANCHE have ever received any charge, complaint, claim, or notice alleging any such interference, infringement, misappropriation, or violation.

      (b) As used herein, "Intellectual Property" means all (i) patents, patent applications, patent disclosures, and improvements thereto, (ii) trademarks, service marks, trade dress, logos, trade names, and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data, and documentation, (vi) trade secrets and confidential business information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing, and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information), (vii) other proprietary rights, and (viii) copies and tangible embodiments thereof (in whatever form or medium).

     4.13 Tangible Assets. Except as set forth on the COMANCHE Financial Statements, COMANCHE does not own or lease any tangible assets of any kind or nature.

      4.14 Inventory. COMANCHE has no inventory of products, raw materials or other supplies, except those used in the ordinary course of business.

      4.15 Litigation. COMANCHE (i) is not subject to any unsatisfied judgment, order, decree, stipulation, injunction or charge and (ii) is a not party and, to the knowledge of any of the directors and officers (and employees with responsibility for litigation matters) of COMANCHE, is not threatened to be made a party to any charge, complaint, action, suit, proceeding, hearing, or investigation of or in any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator, except as set forth in Section 4.15 of the Comanche Disclosure Schedule.

      4.16 Adverse Changes. There has been no material adverse change in the condition, financial or otherwise, of COMANCHE from that set forth in the Most Recent COMANCHE Balance Sheet. To the best of COMANCHE's knowledge, COMANCHE is not aware of any facts that might result in any actions, suit or other proceeding that would result in any adverse change in the financial condition of COMANCHE. The business, properties and assets reflected in the COMANCHE Financial Statements have not been materially and adversely affected as a result of any fire, explosion, earthquake, accident, strike, lockout, requisition or taking of property by any government or agency thereof, flood, drought, embargo, riot, activities of armed forces or acts of God of the public.

      4.17 Books and Records. All of the minute books, stock certificate books and stock transfer ledgers of COMANCHE are complete and accurate in all material respects.

      4.18 Certain Business Relationships with COMANCHE. None of the shareholders and their affiliates has been involved in any business arrangement or relationship with COMANCHE within the past 36 months, and none of the SHA STEPHENS shareholders and their affiliates owns any property or right, tangible or intangible, which is used in the business of COMANCHE, except as noted in the Disclosure Statements.

      4.19 Independent Investigation of SHA STEPHENS. COMANCHE confirms that it has received, reviewed, understands and has fully considered (including, without limitation, the financial statements contained therein) for purposes of its acquisition of SHA STEPHENS, the business prospects and leases of SHA STEPHENS. COMANCHE represents and warrants that in making the decision to acquire the SHA STEPHENS properties, it has relied upon its own independent investigation of the properties and the independent investigations by its representatives, including its own professional legal, tax and business advisors, and that COMANCHE and its representatives have been given the opportunity to examine all relevant documents and to ask questions of and to receive answers from SHA STEPHENS or person(s) acting on its behalf, concerning the terms and conditions of acquisition by COMANCHE of the SHA STEPHENS properties, and any other matters concerning an investment in SHA STEPHENS, and to obtain any additional information COMANCHE deems necessary to verify and the accuracy of the information provided.

      4.20 Disclosure. The representations and warranties contained in Section 4 do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this
Section 4 not misleading.

                            5. Survival and Indemnity

      5.01 Survival. All of the representations and warranties of the parties contained in this Agreement shall survive the Closing Date, even if the damaged party knew or had reason to know of any misrepresentation or breach of warranty at the time of the Closing Date, and shall continue in full force and effect for a period of one year thereafter.

      5.02 Indemnification for Benefit of SHA STEPHENS, INC,. In the event COMANCHE breaches any of its representations, warranties and covenants contained herein, and provided that SHA STEPHENS makes a written claim for indemnification against COMANCHE pursuant to Section 10.05, then COMANCHE agrees to and does hereby indemnify SHA STEPHENS from and against the entirety of any Adverse Consequences it may suffer through and after the date of the claim for indemnification (including and Adverse Consequences that SHA STEPHENS may suffer after the end of the applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach.

      5.03 Indemnification for Benefit of COMANCHE. In the event SHA STEPHENS breaches any of its respective representations, warranties and covenants contained herein, and provided that COMANCHE makes a written claim for indemnification against SHA STEPHENS in breach pursuant to Section 10.05, then SHA STEPHENS agrees to indemnify COMANCHE from and against entirety of any Adverse Consequences COMANCHE may suffer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of, or caused by the breach.

      5.04 Matters Involving Third Parties. If any third party shall notify any party to this Agreement (the "Indemnified Party") with respect to any matter which may give rise to a claim for indemnification against any other party (the "Indemnifying Party") under this Section 5, then the Indemnified Party shall notify each Indemnifying Party thereof promptly; provided however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any liability or obligation hereunder unless ( and then solely to the extent) the Indemnifying Party thereby is damming. In the event any Indemnifying Party notifies the Indemnified Party within 10 days after the Indemnified party has given notice of the matter that the Indemnifying Party is assuming the defense thereof, (i) the Indemnifying Party will defend the Indemnified party, (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense (except that the Indemnifying Party will be responsible for the fees and expenses of the separate co-counsel to the extent the Indemnified Party concludes reasonably that the counsel the Indemnifying Party has selected has a conflict of interest), (iii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the matter without the written consent of the Indemnifying Party will not to be withheld unreasonably, and (iv) the Indemnifying Party will not consent to the entry of any judgment with respect thereto, without the written consent of the Indemnified Party not to be withheld unreasonably. In the event no Indemnifying Party notifies the Indemnified Party within 10 days after the Indemnified Party has given notice of the matter that the Indemnifying party is assuming the defense thereof, however, the Indemnified Party may defend against, or enter into any settlement with respect to, the matter in any manner it reasonably may deem appropriate.

      5.05 Determination of Loss. The parties shall make appropriate adjustment for tax benefits and insurance proceeds (reasonably certain of receipt and utility in each case) and for the time cost of money in determining the amount of loss for purposes of this Section 6.

     5.06 Other Indemnification Provisions. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory or common law remedy any party may have for breach of representation, warranty or covenant.

      5.07 Definition of Adverse Consequences. As used in this Section 5, "Adverse Consequences" means all charges, complaints, actions, suits, proceedings, hearings, investigations, claims, demands, judgments, orders, decrees, stipulations, injunctions, damages, dues, penalties, fines, costs, (including costs incurred to comply with applicable rules and regulations of the National Association of Securities Dealers and Securities and Exchange Commission) amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees, including all attorneys' fees, accountants' fees and court costs.

                  6. Conduct and Transactions Prior to Closing.

     6.01 Investigation: Operation of Business of SHA STEPHEN. Between the date of this Agreement and the Closing Date:

      (a) SHA STEPHENS agrees to give COMANCHE, its agents and representatives, full access to all of SHA STEPHENS' premises and books and records, and to cause SHA STEPHENS' officers to furnish COMANCHE with such financial and operating data and other information with respect to its business and properties as COMANCHE shall from time to time request. Provided, however, that any such investigation shall not affect any of the representations and warranties of SHA STEPHENS hereunder and provided further, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the business of SHA STEPHENS. In the event of termination of this Agreement, COMANCHE will return to SHA STEPHENS all documents, work papers, and other material obtained from SHA STEPHENS in connection with the transactions contemplated hereby and will keep confidential any information obtained pursuant to this Agreement unless such information is ascertainable from public or published information or trade sources.

      (b) Except as set forth in the SHA STEPHENS Disclosure Schedule, SHA STEPHENS, to the extent required for continued operation of the business of SHA STEPHENS without impairment, will use reasonable efforts to preserve substantially intact the business organization of SHA STEPHENS, to keep available to the services of the present officers and employees of SHA STEPHENS, and to preserve the present relationships of SHA STEPHENS with persons having significant business relationships with SHA STEPHENS.

      (c) Except as set forth in the SHA STEPHENS Disclosure Schedule, prior to Closing, SHA STEPHENS, will conduct its business only in the ordinary course and, by way of amplification and not limitation, SHA STEPHENS will not, without the prior written consent of COMANCHE (i) issue any capital stock, or (ii) grant any stock options or warrants or other rights to purchase or otherwise acquire any shares of SHA STEPHENS capital stock or issued any securities convertible into shares of SHA STEPHENS capital stock, or (iii) adopt any employee benefit plans or modify or alter any existing employee benefit plan, or (iv) declare, set aside, or pay any dividend or distribution with respect to the capital stock of SHA STEPHENS, or (v) directly or indirectly redeem, purchase or otherwise acquire any capital stock of SHA STEPHENS, or (vi) effect a split or reclassification of any capital stock of SHA STEPHENS or a recapitalization of SHA STEPHENS, or (vii) amend or change the Certificate of Incorporation or Bylaws of SHA STEPHENS, or (viii) grant any increase in the compensation payable or to become payable by SHA STEPHENS to officers or salaried employees of SHA STEPHENS or any increase regardless of amount, in any bonus, insurance, pension or other benefit plan, program, payment or arrangement made to for or with any officers or employees, or (ix) borrow or agree to borrow any funds, or guarantee or agree to guarantee the obligations of others except in the ordinary course of business, of (x) waive any rights of substantial value, or (xi) except in the ordinary course of business, enter into an agreement, contract or commitment.

     6.02 Investigation: Operation of Business of COMANCHE. Between the date of this Agreement and the Closing Date:

      (a) COMANCHE agrees to give to SHA STEPHENS, its agents and representatives, full access to all premises and books and records, and to cause COMANCHE's officers to furnish SHA STEPHENS with such financial and operating data and other information with respect to the business and properties of
COMANCHE as SHA STEPHENS shall from time to time request. Provided, however, that any such investigation shall not affect any of the representations and warranties of COMANCHE hereunder; and provided further, that any such investigation shall be conducted in such manner as not to interfere unreasonable with the operation of the business of COMANCHE. In the event of termination of this Agreement, SHA STEPHENS, will return to COMANCHE all documents, work papers and other material obtained from COMANCHE in connection with the transactions contemplated hereby and will use all reasonable efforts to keep confidential any information obtained pursuant to this Agreement unless such information is ascertainable from public or published information or trade sources.

      (b) COMANCHE, to the extent required for continued operation of the business of COMANCHE without impairment, will use reasonable efforts to preserve substantially intact the business organization of COMANCHE, to keep available the services of the present officers and employees of COMANCHE, and to preserve the present relationships of COMANCHE with persons having significant business relationships to COMANCHE.

      (c) Prior to Closing, except as set forth in Section 6.02 of the Comanche Disclosure Statement, COMANCHE will cause COMANCHE to, conduct its business only in the ordinary course and, by way of amplification and not limitation, COMANCHE will not, without the prior written consent of SHA STEPHENS, (i) issue any capital stock, or (ii) grant any stock options or warrants or other rights to purchase or otherwise acquire any shares of COMANCHE capital stock or issue any securities convertible into shares of COMANCHE capital stock, or (iii) adopt any employee benefit plans or modify or alter any existing employee benefit plant, or (iv) declare, set aside, or pay any dividend or distribution with respect to the capital stock of COMANCHE, or (v) directly or indirectly redeem, purchase or otherwise acquire any capital stock of COMANCHE, or (vi) effect a split or reclassification of any capital stock of COMANCHE or a re-capitalization of COMANCHE, or (vii) amend or change the certificate of Incorporation or Bylaws of COMANCHE, or (viii) grant any increase in the compensation payable or to become payable to COMANCHE to officers or salaried employees of COMANCHE or any increase regardless of amount, in any bonus, insurance, pension or other benefit plan, program, payment of arrangement made to, for or with any officers or employees, or (ix) borrow or agree to borrow any funds, or guarantee or agree to guarantee the obligations of others except in the ordinary course of business, or (x) waive any rights of substantial value, or (xi) except in the ordinary course of business, enter into an agreement, contract or commitment.

                                  7. Consents.

      Prior to Closing, SHA STEPHENS and COMANCHE shall each use his or its respective reasonable efforts to obtain the consent or approval of each person whose consent or approval shall be required in order to permit SHA STEPHENS or COMANCHE, as the case may be, to consummate the COMANCHE Acquisition.

                            8. Conditions to Closing.

      8.1 General Conditions. The obligations of the parties to effect the SHA STEPHENS Acquisition shall be subject to the following conditions:

      (a) The Board of Directors and, to the extent required by law, the shareholders of COMANCHE, shall have approved this Agreement in accordance with applicable provisions of state law.

      (b) No action, suit or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, filing or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of COMANCHE to acquire and own the SHA STEPHENS properties, (iv) affect adversely the right of SHA STEPHENS to acquire and own the COMANCHE Shares; or (v) affect adversely the right of either COMANCHE or SHA STEPHENS to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling or charge shall be in effect).

(c) All governmental approvals, the absence of which would have a materially adverse effect on COMANCHE or SHA STEPHENS, respectively, on a consolidated basis, after the Closing Date, shall have been received.

      8.02 Conditions of Obligations of COMANCHE. The obligation of COMANCHE to effect the SHA STEPHENS Acquisition and to proceed with the Closing on the Closing Date shall at all times be subject to the following conditions precedent, any of which may be waived by COMANCHE in writing:

      (a) (i) the representations and warranties of SHA STEPHENS contained herein shall be true and correct in all material respects at the Closing Date with the same effect as though made at such time, and (ii) SHA STEPHENS has performed all material obligations and complied with all material covenants required by this Agreement to be performed or complied with by it prior to the Closing Date.

      (b) SHA STEPHENS shall have obtained and delivered to COMANCHE consents to the transactions contemplated by this Agreement from the parties to all material contracts, referred to in the SHA STEPHENS Disclosure Schedule attached hereto in accordance with this Agreement, which require such consent, and in particular, the consent.

      (c) There shall not have occurred (i) any material adverse change, since the Most Recent SHA STEPHENS Balance Sheet, in the business, properties, results of operations or financial condition of SHA STEPHENS, or (ii) any loss or damage to any of the properties or assets (whether or not covered by insurance) of SHA STEPHENS which will materially affect or impair the ability of SHA STEPHENS to conduct, after the SHA STEPHENS Acquisition, the business now being conducted by SHA STEPHENS.

      (d)  All  statutory   requirements  for  the  valid  consummation  of  the
transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals of all federal, state or local governmental agencies and authorities required to be obtained in order to permit consummation by SHA STEPHENS of the transactions contemplated by this Agreement and to permit the business presently carried on by SHA STEPHENS to continue unimpaired to any material degree immediately following the Closing Date shall have been obtained. Between the date of this Agreement and the Closing Date, no governmental agency, whether federal, state or local, shall have instituted (or threatened to institute in writing directed to SHA STEPHENS and COMANCHE or any of their subsidiaries or affiliates) an investigation which is pending at the Closing Date relating to the COMANCHE acquisition AND BETWEEN THE DATE OF THIS Agreement and the Closing Date no action or proceeding shall have been instituted or, to the knowledge of SHA STEPHENS, shall have been threatened by any party (public or private) before a court or other governmental body to restrain or prohibit the transactions contemplated by this Agreement or to obtain damages in respect thereof.

      (e) SHA STEPHENS shall have acknowledged to COMANCHE in writing (i) that the shares of COMANCHE common stock to be issued to it pursuant to the SHA STEPHENS Acquisition will be issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state in reliance upon available exemptions from the registration requirements thereof; (ii) that all such shares of COMANCHE common stock will be subject to restrictions on transferability and may not be offered for sale, sold or otherwise transferred unless subsequently registered under the Securities Act and all other applicable securities laws or unless exemptions from the registration requirements of the Securities Act and all other applicable securities laws are available, as established to the satisfaction of COMANCHE, and (iii) the certificates evidencing such COMANCHE common stock will bear an appropriate legend evidencing the above referenced restrictions on transferability.

      (f) SHA STEPHENS shall have furnished COMANCHE with a certificate, dated the Closing Date, stating that the respective representations and warranties contained in Section 3 are true and correct on the Closing Date in all material respects as if then made.

      (g) All papers, documents, agreements and other items required to be delivered at Closing pursuant to Section 9.03 shall be delivered at Closing.

      8.03 Conditions of Obligation of SHA STEPHENS. The obligations of SHA STEPHENS to effect the Acquisition and to proceed with the Closing on the Closing Date shall at all times be subject to the following conditions precedent, any of which may be waived by COMANCHE in writing.

      (a) COMANCHE shall have furnished SHA STEPHENS with (i) certified copies of resolutions duly adopted by its Board of Directors and, to the extent required by law, the shareholders of COMANCHE, authorizing all necessary and proper corporate action to enable COMANCHE to comply with terms of this Agreement and approving the execution, delivery and performance of this Agreement, including the issuance of the COMANCHE Shares, and (ii) an Incumbency Certificate for the appropriate officers of COMANCHE.

      (b) (i) the representations and warranties of COMANCHE herein shall be true in all material respects at the Closing Date with the same effect as though made at such time; and (ii) COMANCHE shall have performed all material obligations and complied with all material covenants required by this Agreement to be performed or complied with by it prior to the Closing Date.

      (c) COMANCHE shall have obtained and delivered to SHA STEPHENS consents to the transactions contemplated by this Agreement from the parties to all material contracts, referred to in the COMANCHE Disclosure Schedule attached hereto in accordance with this Agreement, which require such consent.

      (d) There shall not have occurred (i) any material adverse change since the Most Recent COMANCHE Fiscal Quarter in the business, properties, results of operations of financial condition of COMANCHE, or (ii) any loss or damage to any of the properties or assets (whether or not covered by insurance) of COMANCHE which will materially affect or impair the ability of COMANCHE to conduct, after the COMANCHE Acquisition, the business now being conducted by COMANCHE.

      (e) All statutory requirements for the valid consummation by COMANCHE of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and authorities required to be obtained in order to permit consummation by COMANCHE of the transactions contemplated by this Agreement shall have been obtained. Between the date of this Agreement and the Closing Date, no governmental agency, whether federal, state or local, shall have instituted (or threatened to institute in a writing directed to SHA STEPHENS and COMANCHE or any of their subsidiaries or affiliates) an investigation which is pending at the Closing Date relating to the SHA STEPHENS Acquisition and between the date of this Agreement and the Closing no action or proceeding shall have been instituted or, to the knowledge of COMANCHE shall have been threatened by any party (public or private) before a court or other governmental body to restrain or prohibit the transaction contemplated by this Agreement or to obtain the damages in respect thereof.

      (f) COMANCHE shall have furnished SHA STEPHENS with a certificate, dated the Closing Date, stating that the representations and warranties of COMANCHE contained in Section 4 are true and correct on the Closing Date in all material respects as if then made.

      (g) All papers, documents, agreements and other items required to be delivered at Closing pursuant to Section 9.02 shall have been delivered at Closing.

                              9. Actions at Closing

9.01 Actions at the Closing. At the Closing, COMANCHE and SHA STEPHENS will each deliver, or cause to be delivered to the other, the securities to be exchanged in accordance with Section 1.01 of this Agreement, and each party shall pay any and all federal and state taxes required to be paid in connection with the issuance of delivery of their own securities. Certificate representing the COMANCHE Shares shall be issued and delivered as set forth on Exhibit "A" attached hereto. Assignments representing the SHA STEPHENS properties shall be duly endorsed by SHA STEPHENS for transfer to COMANCHE.

      9.02 Deliveries by COMANCHE. At Closing, COMANCHE will deliver to the SHA STEPHENS:

     (a)  certificates  for the  COMANCHE  Shares as  provided  by Section  9.01 hereof;

     (b)  certified  copies  of   corporate   resolutions  and  other  corporate
proceedings  taken  by  COMANCHE  to  authorize  the  execution,   delivery  and
performance of this Agreement:

     (c) a certificate of Incumbency and signatures of officers of COMANCHE dated as of the date of this Agreement;

     (d) resignations of the certain officers and Board of Directors of COMANCHE, except Mr. Frank Cole and appointment of SHA STEPHENS (personally) to the Board of COMANCHE.

     9.03 Deliveries by the SHA STEPHENS. At Closing, SHA STEPHENS shall deliver to COMANCHE;

      (a)  assignments of the properties described in Exhibit "A";

      (b)  certified  copies  of  corporate   resolutions  and  other  corporate
proceedings taken by SHA STEPHENS to authorize the execution, delivery and performance of this Agreement;

     (c) a certificate of Incumbency and signatures of the officers of SHA STEPHENS dated as of the date of this Agreement and consenting to the sale to COMANCHE;

                                10. Termination.

     10.01 Termination of the Agreement. The parties may terminate this Agreement as provided below:

     (a) COMANCHE and SHA STEPHENS may terminate this Agreement by mutual written consent at any time prior to the Closing;

      (b) Either party may terminate this Agreement by giving written notice to the other party on or before the Closing Date if either party is not satisfied with the results of their continuing business, legal and accounting due diligence regarding each other;

      (c) SHA STEPHENS may terminate this Agreement by giving written notice to COMANCHE at any time prior to the Closing (i) in the event COMANCHE has breached any representation, warranty or covenant contained in this Agreement in any material respect SHA STEPHENS has notified COMANCHE of the breach and the breach has continued without cure for a period of 10 days after the notice of breach, or (ii) if the Closing shall not have occurred on or before June 15, 1999, or such later date as may be agreed to by SHA STEPHENS and COMANCHE, in writing, by reason of the failure of any condition precedent under Section 8.03 hereof (unless the failure results primarily from SHA STEPHENS breaching any representation, warranty or covenant contained in this Agreement); and

      (d) COMANCHE may terminate this Agreement by giving written notice to SHA STEPHENS at any time prior to the Closing (i) in the event SHA STEPHENS has breached any representation, warranty or covenant contained in this Agreement in any material respect COMANCHE has notified SHA STEPHENS of the breach and the breach has continued without cure for a period of 10 days after the notice of breach or (ii) if the Closing shall not have occurred on or before June 15, 1999, or such later date as may be agreed to by SHA STEPHENS and COMANCHE in writing, by reason of the failure of any condition precedent under Section 8.02 hereof (unless the failure results primarily from COMANCHE itself breaching any representation, warranty or covenant contained in this Agreement).

      10.02 Effect of Termination. If either SHA STEPHENS or COMANCHE terminates this Agreement pursuant to Section 10.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party.

                                   11. General

     11.01 Brokers and Finders. Except as set forth in Section 11.1 of the Comanche Disclosure Statement, each Party hereto represents that no broker, agent, finder, or other party has been retained by either Party, and no brokerage or finder's fees or agent's commissions or other like payment has been agreed to be paid by him or it in connection with this Agreement or on account of the transactions contemplated by this Agreement. Each Party agrees to indemnify and hold harmless the other parties from and against any and every claim arising by breach of the aforesaid representation and warranty and all costs and expenses, legal or otherwise, which any such party may incur as the result of any such claim, except as noted in Section 11.1 of the Comanche Disclosure Statement.

      11.02 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties. Provided however, that any Party any make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use it reasonable efforts to advise the other Party prior to making the disclosure).

      11.03 Schedules. The SHA STEPHENS and COMANCHE Disclosure Schedules delivered pursuant to the terms of this Agreement shall be bound together, initialed by COMANCHE and SHA STEPHENS and deemed attached hereto and made a part hereof.

      11.04 Survival of Covenants, Representations and Warranties. Except as otherwise specifically provided, the covenants, representations and warranties contained herein shall expire and be terminated and extinguished at the Closing Date.

     11.05 Governing Law. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Utah.

      11.06 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered mail or certified mail, postage prepaid if addressed as follows:


      If to COMANCHE:

      COMANCHE Energy, Inc.
      8111 LBJ Freeway, Suite 787
      Dallas, TX  75251
      Attn:  Mr. Frank Cole
                President





      If to SHA STEPHENS:

      Sha Stephens, Inc.
      1317 Ranger Highway
      Weathrford, Texas  76086
      Attn:  Mr. Sha Stephens
                President

     11.07 No Assignment. This Agreement may not be assigned by operation of law or otherwise, without the express written consent of each party hereto.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

                              COMANCHE Energy, Inc.

                                    By:   _______________________________
                                          Frank Cole, President

                               Sha Stephens, Inc.

                                    By:   _______________________________
                                          Sha Stephens, President












                       EHXIBIT A-4 [BENCHMARK AGREEMENT]
                       ---------------------------------



                            STOCK PURCHASE AGREEMENT


     This stock Purchase Agreement is executed this 15th day of June, 1999, between Oil City Petroleum, Inc., a Texas Corporation, and Comanche Energy, Inc., a Utah Corporation, hereinafter referred to as "Oil City/Comanche", and Benchmark Crude, Inc., an Oklahoma corporation, hereinafter referred to as "Benchmark".


                                    RECITALS

      WHEREAS, Oil City and Comanche are hereby providing to Benchmark an option to purchase up to five million shares of its common stock under the terms and conditions of this Agreement, and

      WHEREAS, Benchmark shall. have the right to purchase these shares in Oil City and/or Comanche according tot he terms and conditions of this agreement.

The parties hereby mutually agree as follows:

     1. Benchmark shall have the option to purchase up to 2,287,531 shares of the common stock of Oil City and/or Comanche at a price of $0.22.5(cent),per share. This option to purchase these shares shall continue for a period of six
(6) months from the date of this agreement, or until such a time as Benchmark has purchased the maximum amount of 2,287,531 shares of Oil City or Comanche stock.

     2. Oil City and Comanche further agrees that for each share purchased of its stock by Benchmark, Oil City or Comanche will provide to Benchmark a warrant for each such share purchased which will allow Benchmark to purchase an additional share of Oil City and/or Comanche for the exercise price of $0.50 for 20% of the shares purchased and an exercise price of $1.00 per share for 80% of the shares purchased for a period of two (2) years from July 1, 1999. Therefore, for each share of Oil City or Comanche stock purchased by Benchmark, Benchmark shall have the right to purchase an additional share of Oil City or Comanche stock for the sum of $0.50 or $1.00 as above provided that Benchmark exercises this purchase option and pays to Oil City or Comanche the purchase price of $0.50 or $1.00 per share for each such warrant exercised on or before June 30, 2001 based on 20% @ $0.50 and 80% @ $1.00.

     3. Oil City and Comanche represents and warrants to Benchmark that it has the corporate authority and the necessary authorized share of Oil City and Comanche to sell to Benchmark according to the terms of this agreement. The stock warrants described herein to Benchmark for the purchase of an additional share of Oil City or Comanche for the exercise price of $1.00 per share will also be a valid and binding obligation on the corporation.

     4. Benchmark shall have the right at its option to exchange each share purchased in Oil City for a like share in Comanche Energy, Inc., a Utah corporation, hereinafter referred to as "Comanche", Therefore, Benchmark shall have the right to exchange one (1) share of Oil City stock for one (1) share of Comanche stock. In addition, the stock warrant to Benchmark for a period of one
(1) years at an exercise price of $1.00 per share for the purchase of a share in







                                        5

Oil City/Benchmark
Stock Purchase Agreement.



Oil City may likewise be exchanged by Benchmark for a similar warrant in order to purchase an additional share of Comanche stock.

     5. Oil City and Comanche warrants and represents to Benchmark that in the event Benchmark purchases any or all of the five million shares as specified by the terms of this Agreement, that it has the authority to exchange any or all of the five million shares for the stock in Comanche and to issue a corresponding warrant to be exercised on or before Nov. 30, 2001 to purchase an additional share in Comanche.

     6. Benchmark shall have the right to exercise its option to purchase shares in Oil City at any time during this six (6) month period provided that at all times no purchase by Benchmark will be less than a block of 4,000 shares. Further, such stock will be issued by Oil City to Benchmark upon full payment of the purchase price for such shares to be made at the offices of Oil City at 3015
E. Skelly Drive, Suite 450, Tulsa, Oklahoma, 74105-6369.

     7. Benchmark represents to Oil City and Comanche and its officers, directors, and shareholders that it has had an adequate opportunity to review all of the books and records concerning the financial conditions of both Oil City and Comanche. Regardless of whether Benchmark elects to exchange said stock as defined by the terms of this Agreement. Oil City and Comanche, its officers, directors and shareholders make no warranty or representation of any kind as to the suitability or financial success of this investment in Oil City and/or Comanche shares by Benchmark. Benchmark warrants that it is purchasing said shares for its own account and assumes all risk for the purchase of said shares and in no event will Benchmark or any of its successors and assigns make any claim whatsoever against Oil City or Comanche, its officers, directors and shareholders as a result of the purchase of the shares as set forth by the terms of this agreement. Further, Benchmark understands and agrees that without this hold harmless and complete release by Benchmark in favor of Oil City and/or Comanche, its officers, directors and shareholders that Oil City and Comanche would not have entered into this stock purchase agreement with Benchmark. Benchmark further recognizes and warrants to Oil City and Comanche that it has had the right to accurately review all books and records of Oil City and Comanche with respect to the financial condition of the respective companies and that Benchmark and its professional advisers and consultants are satisfied with the purchase of the shares of Oil City and Comanche, if exchanged, and will make no claim against anyone as a result of the purchase of the purchase of the subject shares.





Oil City/Benchmark
Stock Purchase Agreement

     8. That the shares to be issued in Oil City or Comanche shall be transferred to Benchmark free and clear of all liens and encumbrances other than restrictions placed on such shares as required under Federal and State Securities Laws. Upon full payment of the purchase price for said share as designated by the terms of this Agreement, Benchmark will become the beneficial owner of all purchased shares either in Oil City or in Comanche, it exchanged.

     9. Benchmark understands and acknowledges the speculative nature of and substantial risk of loss associated with an investment In either the Oil City and/or the. Comanche shares, if exchanged. Benchmark represents and warrants that the Oil City or Comanche shares Constitute an investment which is suitable and consistent with its respective financial needs and condition and that Benchmark is able to bear the risks of this investment for an indefinite period of time, which may include the total loss of its investment in the shares of Oil City or Comanche, if exchanged. Benchmark further warrants and represents to Oil City and Comanche that it has sufficient financial and business experience to evaluate the merits and risk of an investment in the shares of Oil City or in Comanche, if exchanged.

     10. Benchmark understands and acknowledges that the Oil City or Comanche shares have not been, and will not be, registered under the Securities Act of 1933, as amended, Or registered under any applicable State securities laws, Benchmark is aware that no federal or state agency has made any review, finding or determination regarding the terms of its acquisition of the Oil City or Comanche share nor has made any recommendation or endorsement of the Oil City or Comanche shares as an investment, ad Benchmark must forego the security, if any, that such a review would provide.

     11. Benchmark understands and acknowledges that the oil City and Comanche shares are being offered and sold under exemptions from registration provided by the Securities Act and the exemptions provided by applicable state securities laws. Benchmark warrants and represents that the Oil City and/or Comanche share are being acquired by Benchmark for its own account, for investment purposes only, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof. Benchmark represents and warrants that thy have no agreement or any other arrangement, formal or informal, with any person to sell, transfer or pledge any part of the Oil City or Comanche shares or which would guarantee Benchmark any profit or protect it against any lose with respect to the Oil City or Comanche shares. Further, Benchmark has no plans to enter into any such agreement or arrangement, and, consequently, Benchmark must bear the economic risk of an investment in either the Oil City or Comanche shares for an indefinite period of time.





Oil City/Benchmark
Stock Purchase Agreement

     12. Benchmark understands and acknowledges that the Oil City and/or Comanche shares will be "restricted" as defined in Rule 144 under the Securities Act and that therefore Benchmark cannot offer to sell, or otherwise transfer or distribute the Oil City or Comanche shares without the registration thereof, which Oil City or Comanche are no manner obligated to do, under both the Securities Act and any applicable state securities laws, or unless an exemption is, in the opinion, of Oil City's and Comanche's counsel, available to then under the Act and any applicable state securities laws. such exemption will become available in the future. Benchmark further understands and acknowledges that the restrictions on the transfer of the Oil City and Comanche shares will be noted on the books, of Oil City and/or Comanche and that the stock certificate representing the Oil City or Comanche shares will bear a written legend setting forth the restrictions on the transferability of the shares in substantially the following form:

            THE  SECURITIES  REPRESENTED  BY  THIS  CERTIFICATE  HAVE  NOT  BEEN
            REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1993, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THIS ACT.

     13. This agreement shall be enforced in accordance with the laws of the State of Oklahoma and shall be deemed to have been entered into in Tulsa County, Oklahoma.

     14. The parties further agree that should any dispute arise under the terms and conditions of this Stock Purchase Agreement no matter the nature of the claims or the origins of such claims, that any such dispute shall be determined solely by arbitration determined pursuant to the rules and regulations of the American Arbitration Association and both parties hereby waive any right to pursue any matter in either State or Federal Court. The decision of the arbitrators shall be binding upon the parties to determine all disputes under the terms. of this agreement.

     15. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements whether written on oral concerning the purchase and sale of the shares in either Oil City or Comanche by Benchmark. That all oral agreements or written agreements are hereby specifically merged into the terms of this Agreement.

     16. There are no oral warranties or representations made to either party other than those set forth in this Agreement. No change in any term or provision of this Agreement shall be valid unless such change is in writing and acknowledged by both Oil City and/or Comanche and Benchmark.





Oil City/Benchmark
Stock Purchase Agreement

     17. Oil City and Comanche and Benchmark arrived at the terms and conditions of this Stock Purchase Agreement of their own accord. That Lee I. Levinson acted as attorney in this transaction for Oil City and Comanche; however, he offered no independent legal advice on behalf of Benchmark. Both Oil City and Comanche and Benchmark understand and agree that Lee I. Levinson was authorized to prepare this Agreement although he has represented Benchmark in the past and Benchmark had the absolute right to have another attorney review this Stock Purchase Agreement prior to its execution by Benchmark.

      IN WITNESS WHEREOF the parties have executed this Stock Purchase Agreement the day and first above written;

OIL CITY PETROLEUM, INC.                  COMANCHE ENERGY, INC.



By   ________________________________     By  _________________________________

     James G. Borem, Chairman & C.E.O.        James G. Borem, Chairman, & C.E.O.



                             BENCHMARK CRUDE, INC.

                           By  _________________________
                               Ken Keltner, President











 EXHIBIT A-5  -  [AGREEMENT - ENIGMA]

                                    AGREEMENT

This Agreement is made by, between and among.

      COMANCHE ENERGY, INC., a Utah Corporation ("COMANCHE");

      ENIGMA ENERGY COMPANY, a Texas limited liability company ("ENIGMA"); and

     The MEMBERS (collectively the "MEMBERS" and singularly "MEMBER") whose names and share interests in ENIGMA are set forth on Annex "A" hereto each of whom has signed an identical copy hereof. and provides, in consideration of the mutual covenants and premises contained herein, as follows:

ARTICLE I - OPTION TO ACQUIRE MEMBER SHARES

     1.1 Grant of Option As consideration for this Agreement and the payment of the Purchase Price, each MEMBER hereby grants to COMANCHE the exclusive right and option to purchase all the shares in ENIGMA set forth by his respective name in Annex "A" (collectively the"MEMBER Shares") for the consideration (the "Exercise Price") set forth in 1.3 below.

     1.2 The Purchase Price As consideration for this Agreement and the grant of the option hereunder COMANCHE will issue to the MEMBERS total of 1,440,000 shares of its Common Stock to be distributed to the MEMBERS in accordance with their respective interests in ENIGMA.


     1.3 The Exercise Price In the event COMANCHE elects to exercise its option hereunder, it will issue and assign to the MEMBERS in proportion to their respective interests in ENIGMA as shown on Annex "A" hereto 3,360,000 shares of its Common Stock in addition to those shares already issued as the Purchase Price, the combination of shares issued as the Purchase Price and the Exercised Price sometimes referred to hereinafter as the "COMACNHE Shares."

     1.4 Option Period The option to purchase the Member Shares shall commence on the date hereof and extend through January 7, 2000, such period including any extension thereof herein called the "Option Period."

     1.5 Exercise of Option COMANCHE may exercise the option created hereunder by providing notice of its intention to ENIGMA within the Option Period.

     1.6 Automatic Termination If COMANCHE fails to exercise the option in accordance with the terms of this Agreement and with the Option Period the option granted hereunder shall terminate automatically and immediately without notice.

     1.7 Assignment of Option COMANCHE may not assign the Option or any of the rights created hereunder and any attempt to assign the Option is in violation of this 1.7 and shall result in the automatic and immediate termination without notice of the option granted hereunder.

     1.8 Closing of Acquisition of the MEMBER Shares The closing of the purchase of the MEMBER Shares shall take place on or before (15) days after the exercise of the option as provided in 2.5 above, such closing being called hereinafter the "Closing."

     1.9 Payment of Consideration At the Closing, COMANCHE shall deliver to the MEMBERS in accordance with 1.3 above the appropriate amount of COMANCHE shares for the MEMBER Shares to be acquired and the MEMBERS and ENIGMA shall deliver to COMACNHE such evidence of the transfer of ownership of the MEMBER Shares to COMANCHE as COMANCHE may require.

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF ENIGMA

     2.1 ENIGMA covenants represents and warrants as follows and acknowledges that COMANCHE is relying upon such covenants representations and warranties in connection with its possible acquisition of the MEMBER Shares:

     2.1.1 ENIGMA is now and will remain during the Term hereof a limited liability company duly organized and validly existing under the laws of the State of Texas with the requisite power and authority to carry on its business and to enter into and perform all of its obligations under this Agreement.

     2.1.2 This Agreement has been duly executed and delivered by ENIGMA and the documents and instruments required hereunder to be executed and delivered by ENIGMA will be duly executed and delivered. This Agreement does and such documents and instruments will constitute legal valid and binding obligations of ENIGMA enforceable in accordance with respective terms.

     2.1.3 The execution delivery and performance of this Agreement and the transaction contemplated hereby have been duly and validly authorized by all requisite action on the part of ENIGMA.

     2.1.4 There are no charges, claims, proceedings, actions, lawsuits or governmental investigations including environmental claims or actions in existence or, to the best of ENIGMA's knowledge, contemplated or threatened, against ENIGMA or with respect to the assets of ENIGMA or the interests of ENIGMA therein.

     2.1.5 The consummation of the transactions contemplated herein will not violate, or be in conflict with any provision of ENIGMA's regulations or any agreement or instrument to which ENIGMA is a party or is bound or any judgement, decree, order, statute, rule or regulation applicable to ENIGMA.

     2.1.6 ENIGMA has now and will have on the Closing Date good and marketable title to its assets and has no liabilities other than those arising in the ordinary course of business or as disclosed in writing to COMANCHE as of the date of this Agreement.

     2.1.7 The total number of shares issued in ENIGMA is 5,435 and such shares represent one hundred percent (100%) of the ownership in ENIGMA.

     2.1.8 From the time this  Agreement  is executed  by  COMANCHE  through the
Closing,   ENIGMA  will  give  COMANCHE  complete  access  to  its  records  and operations.

     2.1.9 From the date hereof through the Closing ENIGMA will make no distributions of cash or property to the MEMBERS and issue no additional shares in ENGIMA.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

     3.1 Each MEMBER with respect to this ownership in ENIGMA, covenants, represents and warrants as follows, and acknowledges that COMANCHE is relying upon such covenants, representations and warranties in connection with its acquisition of the MEMBER Shares.

     3.1.1 This Agreement has been duly executed and delivered by such MEMBER along such other documents required to be executed hereunder and constitute legal and binding obligations of such MEMBER.

     3.1.2 The number of shares in ENIGMA set forth by such MEMBER'S name on Annex "A" hereto is a correct statement of the total shares in ENIGMA owned by such MEMBER.

     3.1.3 Such MEMBER now has, and at the time of their transfer to COMANCHE will have, good and valid title to the MEMBER Shares owned by him, free and clear of all options, liens, mortgages, charges, encumbrances, adverse claims or other third party interests of whatsoever nature, and is entitled at law and in equity to sell, assign and transfer good and marketable title to the MEMBER Shares owned by him pursuant to this agreement.

     3.1.4 Such MEMBER has read this Agreement and with his signature hereto consents to ENIGMA's entering into this Agreement and to the actions to be performed by ENIGMA hereunder.

      ARTICLE IV - REPRESNETATION AND WARRANTIES OF COMACNHE

     4.1  COMANCHE   covenants,   represents   and  warrants  as  follows,   and
acknowledges that ENIGMA and the MEMBERS are relying upon such covenants representations and warranties in entering into this Agreement:

     4.1.1 COMANCHE is now and throughout the Term hereof will be a corporation duly incorporated and validly existing under the laws of the State of Utah with the requisite corporate power and authority to enter into and perform all of its obligations under this Agreement.

     4.1.2 The consummation of the transactions contemplated by this Agreement will not violate nor be in conflict with any provisions of COMACNHE's by-laws or charter, or any agreement or instrument to which COMANCHE is a party or is bound, or any judgement, decree, order, statute, rule or regulation applicable to COMANCHE.

     4.1.3 The execution, delivery, and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all requisite corporation action on the part of COMANCHE.

     4.1.4 This Agreement has been duly executed and delivered by COMACNHE and the documents and instruments required hereunder to be executed and delivered by COMACNHE will be duly executed and delivered. This Agreement does and such documents and instruments will constitute legal, valid and binding obligations of COMANCHE in accordance with their respective terms.

     4.1.5 As of the date hereof, the authorized capital of COAMNCHE consists of shares of Common Stock ___________________ shares of Preferred Stock. There are no warrants or options authorized.

     4.1.6 COMANCHE has been supplied and read and understands the Regulations of ENIGMA.

     4.1.7 COMANCHE has conducted as independent review of the properties and oil and gas reserves of ENIGMA.

ARTICLE V - OPERATIONS OF PROPERTIES

     5.1 COMANCHE as Operator Effective September 1, 1999, COMANCHE has assumed operation of ENIGMA'a oil and gas properties and as partial consideration for this Agreement and the ability to become more familiar with ENIGMA's properties, COMANCHE will continue to operate those properties through the term's hereof COMANCHE will operate ENIGMA's properties in accordance with customary practices in the industry.

     5.2 Compensation Terms From September 1, 1999, through such time as COMANCHE remains operator for ENIGMA, COMANCHE shall be entitled to al revenues from ENIGMA;s properties and be responsible for all liabilities arising after September 1, 1999, with respect to the operation of the properties.

     5.3 Bank of Oklahoma In order to assist COMANCHE in obtaining a credit facility with Bank of Oklahoma and facilitate the potential purchases of ENIGMA by COMANCHE, ENIGMA has entered into the credit facility with Bank of Oklahoma as a joint borrower and pledged a portion of its properties to the Bank of Oklahoma.

     5.4 Termination of Agreement In the event of COMANCHE opts for any reason not to exercise its option hereunder to acquire the MEMBER Shares it will allow ENIGMA a minimum of sixty (60) days in which to find a new operator and separate its credit facility from COMANCH's.

ARTICLE VI - SURVIVAL OF REMEDIES

     6.1 Notwithstanding anything to the contrary herein, expressed or implied it is expressly agreed and understood that the foregoing covenants representations and warranties are true on the date hereof, and shall be repeated at Closing as being true at such time and notwithstanding closing and/or deliveries of covenants, representations and warranties in any other agreements at closing, prior or subsequent thereto or investigations by or on behalf of ENIGMA, COMANCHE or the MEMBERS, the foregoing representations and warranties shall survive closing and shall continue and remain in full force and effect for the benefit of the ENIGMA, COMANCHE and the MEMBERS.

ARTICLE VII - COMACHE'S CONDITIONS OF CLOSING

     7.1 Conditions The purchase of the MEMBER Shares by COMANCHE in accordance with this Agreement is subject to and conditional upon the fulfillment and performance by ENIGMA and the MEMBERS of the following conditions at or before closing.

     7.1.1 ENIGMA and the MEMBERS shall have complied with all covenants and agreements herein agreed to be performed.

     7.1.2 All representations and warranties of ENIGMA and the MEMBERS set forth herein shall be true and correct at the Closing with the same effect as if made again at such time.

     7.1.3 Any restrictions on and all legal requirements pertaining to the sale, transfer, and assignments of the MEMBER Shares shall be complied with.

     7.2 Waiver The foregoing conditions shall be for the benefit of COMANCHE and may without prejudice to any of the rights of COMANCHE hereunder (including reliance on or enforcement of warranties or covenants which are preserved dealing with or similar to the condition or conditions waived) be waived by it in writing, in whole or in part at any time.

ARTICLE VIII - CONDITIONS OF CLOSING BY ENIGMA AND MEMBERS

     8.1 Conditions The sale of the MEMBER Shares in accordance with this Agreement is subject to and conditional upon the fulfillment and performance by COMACNHE of the following conditions at or before the closing:

     8.1.1 COMANCHE shall have complied with all covenants and agreements herein agreed to be performed by it.

     8.1.2 All representation and warranties of COMANCHE set forth herein shall be true and correct at each closing with the same effects as if made again at such time; and

     8.1.3 Any restrictions on and all legal requirements pertaining to the sale, transfer, assignment and the issuance of COMANCHE Shares shall be complied with including the application for and receipt by COMANCHE as the case may be of all necessary consents approvals and authorizations from all applicable third parties, including governmental bodies duly constituted public authorities and stock exchanges having jurisdiction over the COMACNHE Shares.

     8.2 Waiver The foregoing conditions shall be for the benefit of ENIGMA and the MEMBER and may without prejudice to any of the rights of ENIGMA or the MEMBERS hereunder (including reliance on or enforcement of warranties or covenants which are preserved dealing with or similar tot he condition or conditions waived) be waived as applicable by ENIGMA or seventy five percent (75%) in interest of the MEMBERS in writing in whole or in part at any time.

ARTICLE IX - INVESTMENT CONSIDERATIONS

     9.1  INVESTMENT   RISK.   COMANCHE  SHARES  BEING  GIVEN  AS  CONSIDERATION
HEREINUNDER INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE ACCEPTED ONLY BE PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

     9.2 NO APPROVAL OR DISAPPROVAL THE ISSUE AND TRANSFER OF THE COMACNHE SHARES TO THE MEMBERS HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITES PASSED UPON OR ENDORSED THE MERITS OF THE OPTION OR CONSIDERATAION THEREOF OR THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     9.3 Construction The MEMEBRS are not to construe any of the contents of this Agreement as legal, investment to tax advise and should consult their own advisors as to all legal, investment, tax and related matters.

     9.4 No Offer to Sell or Solicitation No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained herein in connection with the COMANCHE Shares and if given or made such information or representation must not be relied upon as having been authorized by COMANCHE. This Agreement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this document nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of COMANCHE or that the information set forth herein is correct as of any date subsequent to the date hereof.

     9.5 Lack of Liquidity The COMANCHE offering will involve substantial risks and should only be considered by investors who have no need for liquidity in their investment.

     9.6 Accredited and  Sophisticated  Investors The COMANCHE  Shares are being
offered  only  to  those  MEMBERS  who  are  either   Accredited   Investors  or
Sophisticated Non Accredited Investors.

     9.7 Financial Data Each MEMBER has received a copy of COMACHE's most recent financial filings with the Securities and Exchange Commission. Each MEMBER will also receive a copy of COMANCHE's most recent financial filings prior to the Closing Date. Each MEMBER may if he or she so desires, make inquiries of appropriate members of the management of COMANCHE with respect tot he business of COMANCHE or any other matters set forth herein and may obtain any additional information which such person deems to be necessary in order to verify the accuracy of the information contained in this documents (to the extent that COMANCHE possesses such information or can acquire it without unreasonable effort or expense).

     9.8 Additional Consideration In evaluating COMANCHE, each MEMBER should consider all the information and financial statements accompanying this document and such other factors deemed pertinent and including or in addition thereto the following:

     9.8.1 Lack of Possible Market for the Securities of the Company The Common Stock of COMACHE has traded on only a very limited basis in the over - the-counter market.

     9.8.2 Other Limitation's Further, investors may find it more difficult to sell the COMANCHE Shares than securities that are listed for trading on the NASDAQ or a national securities exchange. In part this is because securities that trade on the NASDAQ "electronic bulletin board" or in the "Pink Sheets" are normally subject to a rule that imposes additional sales practice requirements on broker-dealer who sell such securities to persons other than to accredited investors (generally defined as investors with net worth's in excess of $1,000,000 or annual income exceeding $200,000 [or $300,000 for a husband and wife) or an established customer. For transactions covered by this rule, the broker-dealer must make a special suitably determination for the purchaser and must receive the purchaser's written consent tot he transactions prior to the sales.

     9.8.3 Penny Stock Rules In addition it is likely that COMACNHE's Common Stock is likely to be deemed "penny stock" under regulations of the Securities and Exchange Commission (subject to certain exceptions a "penny stock" is any equity security that has a market price of less than $5.00 per share). Subject to certain exceptions transactions involving "penny stocks" require the delivery, prior to the transaction of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market; further the broker-dealer must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and if the broker-dealer is the sole market-maker, the broker-dealer's presumed control over the market; and finally, monthly statements must be sent disclosing the recent price information for the penny stock held in account and information on the limited market to penny stocks.

     9.8.4 Blue Sky Laws A MEMBER may not be able to transfer or sell any of the COMANCHE shares in all state or other jurisdictions, dependent upon the "Blue Sky" securities laws of the State or other jurisdiction in which you intend to sell.

     9.9 The Company's Line of Credit Substantially all of the assets of COMANCHE are pledged as security for COMANCHE's credit facility. Were COMANCHE to default on the same that event could materially adversely affect COMANCHE, it's pledged assets, and it's ability to continue in business.

     9.10 No Dividend History COMANCHE has never declared or paid a dividend on its capital stock and does not anticipate a change in that policy with respect to the Common Stock.

ARTICLE X - REPRESENTATIONS OF MEMBERS TO COMANCHE IN
      CONNECTION WITH INVESTMENT CONSIDERATIONS AND RISKS.

     10.1 Each Member represents to COMANCHE that:

     10.1.1 Such MEMBER has read this Agreement which sets forth the terms of and some of the risks, has reviewed COMANCHE's financial data and that any additional information on any aspect of COMANCHE has been answered to his or her satisfaction and all requests for information necessary to verify the accuracy of the information contained in this document or COMANCHE's financial data have been fulfilled.

     10.1.2 Such MEMBER is knowledgeable and experienced in financial and business matters and is capable of evaluation the merits and risks of owner the COMANCHE Shares.

     10.1.3 Such MEMBER can bear the economic risks of holding the COMANCHE shares.

     10.1.4 Such MEMBER is accepting the COMANCHE Shares for his own account for investment and not with a view toward resale or distribution.

     10.1.5 Such MEMBER has adequate means of providing for his current needs and possible personal contingencies, has no need for liquidity of the investment and has no reason to anticipate any change in personal circumstances, financial or otherwise, which may cause or require any sale or distribution of such securities.

     10.1.6 Such MEMBER is familiar with the nature and risks incident to investment and has determined that acquiring the COMANCHE Shares is consistent with his investment objectives and income prospects.

     10.1.7 The overall commitment to investments of such MEMBER which are not readily marketable is not disproportionate to his net worth, and his invest-ment in the COMANCHE Shares will not cause such overall commitment to become excessive.

     10.1.8 Such MEMBER realizes that since the COMANCHE Share may not be readily transferred, such MEMBER may not readily liquidate his investment and must not accept the COMANCHE Shares unless he or she has sufficient liquid assets to assume himself that such purchase will cause him no undue financial difficulties.

     10.1.9 Limitations on Resale or Transfer. The MEMBERS have represented that they understand and acknowledge that the COMANCHE Shares will be "restricted" as defined in Rule 144 under the Act and that they cannot offer to sell, sell or otherwise transfer or distribute the COMANCHE Shares without registration thereof which COMANCHE is not obligated to do under both the Act and any applicable state securities laws or unless an exemption is in the opinion of COMANCHE's counsel, available to them under the Act and any applicable state securities laws. Such exemption is not now available and it is not anticipated that any such exemption will become available in the future. The MEMBERS further understand and acknowledge that the restrictions on the transfer of the COMANCHE Shares will be noted on the books of Assignee and that the stock certificate representing the COMANCHE Shares will bear a written legend setting forth the restriction on the transferability of the COMANCHE Shares in substantially the following form:


                        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANS-FERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT RE-QUIRED UNDER THE ACT.

     10.1.10 In the event COMANCHE files a registration statement with the Securities and Exchange Commission with respect to its capital stock, it will include the COMANCHE Shares in such filing.

ARTICLE XI - MISCELLANEOUS

     11.1 Assignability This Agreement shall not be assignable in whole or in part by any party hereto without the prior written consent of the other parties hereto.

     11.2 Binding Effect This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

     11.3 Binding Effect No amendment or variation of the terms, conditions, warranties, covenants, agreements and undertakings set forth herein shall be of any force or effect unless the same shall be reduced to writing, duly executed by all parties hereto, in the same manner and in the same formality as this Agreement is executed.

     11.4 Waiver No provision of this Agreement shall be deemed to be waived unless such waiver is in writing. Any waiver of any default committed by any of the parties hereto in the observance or performance of any part of this Agreement shall not extend to or be taken in any manner to affect any other default.

     11.5 Severability of Provision If any provisions of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extend permitted by law.

     11.6 Further Assurances Each of the parties shall be at any time and from time to time hereafter, take any and all steps, and execute, acknowledge and deliver to the other party, any and all further instruments and assurances that the other party any reasonable require for the purpose of giving full force and effect to the provisions of this Agreement.

     11.7 Time of the Essence Time shall be of the essence of this Agreement.

     11.8 Counterparts This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

     11.9 Headings Headings of the articles or sections hereof are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

     11.10 Governing Law This Agreement and all amendments modifications, alterations or supplements thereto shall, in all respects, be subject to and interpreted, construed and enforced in accordance with the laws of the State of Texas.

     11.11 Term The term (the "Term") of this Agreement shall commence on the date of execution set forth below and continue through the first to occur of the termination of COMANCHE's option to acquire the MEMBER Shares or the closing of the acquisition of the MEMBER Shares by COMANCHE.

     11.12 Notice Unless otherwise provided herein, any notice, tender or delivery to be given hereunder by one party to another may be effected by (i) personal delivery, (ii) registered mail (iii) facsimile transmission or in over night delivery and shall be effective when delivered to COMANCHE or ENIGMA at the address or facsimile number below or to the MEMBERS at the address or facsimile number set forth by their signatures:

      TO COMANCHE:

            COMANCHE, Inc.
            3015 East Skelly Drive, #450
            Tulsa, Oklahoma  74105-6369
            Attention:  James G. Borem
                        Chairman and CEO
            Facsimile:  (918) 745-6021

      TO ENIGMA OR THE MEMBERS:

            Enigma Energy Company, L.L.C.
            800 Preston Commons West
            8117 Preston Road
            Dallas, Texas  75225
            Attention:  Charles B. Crowell
            Facsimile:  (214) 696-5971

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day of , _______________1999.


                                    COMANCHE ENERGY, INC.

                                    by  ___________________________________
                                        James G. Borem

                                    Title  Chairman and CEO


                                    ENIGMA ENERGY COMPANY, L.L.C.

                                    by   __________________________________
                                         Charles B. Cromwell

                                    Title


                                    MEMBER



                                    Address:







REVOLVING CREDIT AGREEMENT



                                   Dated as of

                                 August 31, 1999

                                     between

                            COMANCHE ENERGY COMPANY,

                               a Utah corporation,

                                       and

                               DOUBLE EAGLE, INC.,

                             an Oklahoma corporation

                                   "BORROWERS"

                                       and

                     BANK OF OKLAHOMA, NATIONAL ASSOCIATION

                                     "BANK"





                                        i

                                TABLE OF CONTENTS

ARTICLE I   CERTAIN DEFINITIONS                                                1
   1.1  "Applicable Prime Rate" ..........................................     1
   1.2  "Authorized Signatory(ies)" ......................................     1
   1.3  "Base Rate Option" ...............................................     2
   1.4  "Business Day" ...................................................     2
   1.5  "CERCLA" .........................................................     2
   1.6  "Closing Date" ...................................................     2
   1.7  "Collateral" .....................................................     2
   1.8  "Collateral Borrowing Base" ......................................     2
   1.9  "Commitment" .....................................................     2
   1.10 "Commitment Termination Date" ....................................     2
   1.11 "Current Assets" .................................................     2
   1.12 "Current Liabilities" ............................................     2
   1.13 "Current Ratio" ..................................................     2
   1.14 "Debt" ...........................................................     2
   1.15 "Deed of Trust" ..................................................     2
   1.16 "Default Rate" ...................................................     2
   1.17 "Environmental Laws" .............................................     2
   1.18 "ERISA" ..........................................................     3
   1.19 "Evaluated Property" .............................................     3
   1.20 "Event of Default" ...............................................     3
   1.21 "GAAP" ...........................................................     3
   1.22 "hereby," "herein," "hereof," "hereunder" ........................     3
   1.23 "HMTA" ...........................................................     3
   1.24 "HSWA" ...........................................................     3
   1.25 "Hydrocarbons" ...................................................     3
   1.26 "Indebtedness" ...................................................     3
   1.27 "Laws" ...........................................................     4
   1.28 "Letters of Credit" ..............................................     4
   1.29 "Lien" ...........................................................     4
   1.30 "Loans" ..........................................................     4
   1.31 "Loan Documents" .................................................     4
   1.32 "LongTerm Debt" ..................................................     4
   1.33 "Mortgaged Property" .............................................     4
   1.34 "Note" ...........................................................     4
   1.35 "OPA" ............................................................     4
   1.36 "Other Property" .................................................     4
   1.37 "Person" .........................................................     4
   1.38 "Polluting Substances" ...........................................     4
   1.39 "RCRA" ...........................................................     5
   1.40 "Revolving Credit Loans" .........................................     5
   1.41 "SARA" ...........................................................     5
   1.42 "Security Instruments" ...........................................     5
   1.43 "Taxes" ..........................................................     5
   1.44 "Tribunal" .......................................................     5
   1.45 "TSCA" ...........................................................     5

        ARTICLE II REVOLVING CREDIT LOANS ................................     5
   2.1  Revolving Credit Loans ...........................................     5
   2.2  Note .............................................................     5
   2.3  Revolving Credit Advances, Payments and Voluntary Prepayment .....     6
   2.5  Collateral Borrowing Base ........................................     6
   2.6  Variance from Borrowing Base .....................................     7
   2.7  Letters of Credit ................................................     7
   2.8  Interest Rate ....................................................     7
   2.9  Prepayments ......................................................     7
   2.10 Interest Payments Dates ..........................................     8
   2.11 Commitment Fee; Loan Commitment Fee ..............................     8

        ARTICLE III COLLATERAL BORROWING BASE ............................     8
   3.1  Initial Collateral Borrowing Base ................................     8
   3.2  Determination of the Collateral Borrowing Base ...................     8
   3.3  Collateral Borrowing Base Deficiency .............................     9

        ARTICLE IV SECURITY ..............................................    10
   4.1  Collateral .......................................................    10
   4.2  Additional Properties ............................................    10

ARTICLE CONDITIONS PRECEDENT TO LOANS ....................................    11
   5.1  Conditions Precedent .............................................    11
(a)     No Default .......................................................    11
(b)     Covenants, Representations and Warranties ........................    11
(c)     Loan Documents/Security Instruments ..............................    11
(d)     Note .............................................................    11
(e)     Certificates .....................................................    11
(f)     Proceedings ......................................................    11
(g)     Subordination ....................................................    11
(h)     Loan Fees, Consents and Other Information ........................    12
   5.2  Conditions Precedent to All Additional Revolving Credit Loans ....    12

        ARTICLE VI COVENANTS .............................................    12
   6.1  Payment of Taxes and Claims ......................................    12
   6.2  Maintenance of Entity Existence ..................................    12
   6.3  Preservation of Property .........................................    12
   6.4  Insurance ........................................................    13
   6.5  Compliance with Applicable Laws ..................................    13
   6.6  Environmental Covenants ..........................................    13
   6.7  Environmental Indemnities ........................................    13
   6.8  Financial Statements .............................................    15
   6.9  Notice of Default ................................................    15
   6.10 Notice of Litigation .............................................    15
   6.11 Notice of Claimed Default ........................................    15
   6.12 Requested Information ............................................    15
   6.13 Inspection .......................................................    16
   6.14 Maintenance of Employee Benefit Plans ............................    16
   6.15 Limitation on Liens ..............................................    16
   6.16 Disposition/Negative Pledge re Encumbrance of
        Collateral and Other Assets ......................................    16
   6.17 Other Agreements .................................................    16
   6.18 Limitation on Other Indebtedness .................................    16
   6.19 Investments, Loans and Advances ..................................    17
   6.20 Current Ratio ....................................................    17

        ARTICLE VII REPRESENTATIONS AND WARRANTIES .......................    17
   7.1  Litigation .......................................................    17
   7.2  Conflicting Agreements and Other Matters .........................    17
   7.3  Financial Statements .............................................    17
   7.4  Title to Properties; Authority ...................................    17
   7.5  Environmental Representations ....................................    18
   7.6  Purposes .........................................................    18
   7.7  Compliance with Applicable Laws ..................................    19
   7.8  Possession of Franchises, Licenses ...............................    19
   7.9  Leases, Easements and Rights of Way ..............................    19
   7.10 Taxes ............................................................    19
   7.11 Disclosure .......................................................    19
   7.12 ERISA ............................................................    19
   7.13 Ownership of Mortgaged Property ..................................    20
   7.14 Organization and Capacity ........................................    20

        ARTICLE VIII EVENTS OF DEFAULT ...................................    20
   8.1  Events of Default ................................................    20
   8.2  Remedies .........................................................    21

        ARTICLE IX MISCELLANEOUS .........................................    22
   9.1  Notices ..........................................................    22
   9.2  Place of Payment .................................................    22
   9.3  Survival of Agreements ...........................................    23
   9.4  Parties in Interest ..............................................    23
   9.5  Governing Law ....................................................    23
   9.6  Submission to Jurisdiction .......................................    23
   9.7  Maximum Interest Rate ............................................    23
   9.8  No Waiver; Cumulative Remedies ...................................    23
   9.9  Costs ............................................................    23
   9.10 Headings .........................................................    24
   9.11 Severability .....................................................    24
   9.12 Exceptions to Covenants ..........................................    24
   9.13 Counterparts .....................................................    24
   9.14 Waiver of Jury ...................................................    24






                                        4

                           REVOLVING CREDIT AGREEMENT

      THIS REVOLVING CREDIT AGREEMENT, dated effective as of August 31, 1999, is made and entered into between COMANCHE ENERGY COMPANY, a Utah corporation ("Comanche"), and DOUBLE EAGLE, INC., an Oklahoma corporation ("DE"), (Comanche and DE collectively the "Borrowers") and BANK OF OKLAHOMA, NATIONAL ASSOCIATION ("Bank").

      WITNESSETH:

      WHEREAS, Borrowers have jointly applied to Bank for a revolving line of credit in the maximum principal amount of FIFTEEN MILLION and NO/100 DOLLARS ($15,000,000) with an initial maximum borrowing base under the revolving line of credit of $2,500,000, for the purpose of funding (i) purchases of producing oil and gas properties and leasehold working interests, (ii) workovers and exploration expenses and other development, drilling and operating expenses pertaining thereto, (iii) the issuance of standby letters of credit on one or both of the Borrowers' account as the operator of certain of its oil and gas producing properties; and (iv) general corporate and business purposes, including repayment of the Borrowers' obligations to existing financial institution lenders (in the approximate amount of $1,381,000).

      WHEREAS, Bank is willing to extend the Commitment to the Borrowers upon the terms and conditions herein set forth, including, without limitation, Borrowers' granting in favor of Bank a continuing and continuous first and prior deed of trust and mortgage lien, pledge of and security interest in certain oil and gas leasehold, mineral and mining interests in certain properties, all as more particularly described and defined in the Deed of Trust hereinafter defined as collateral and security for all Indebtedness incurred pursuant to the Commitment.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, receipt of which is acknowledged by the parties hereto, the parties agree, as follows:

                          ARTICLE ICERTAIN DEFINITIONS

      When used herein, the following terms shall have the following meanings:

      1.1 "Applicable Prime Rate" shall mean the annual rate of interest announced by Chase Manhattan Bank, National Association, New York, New York ("Chase") from time to time as its prime or base rate, which shall be the rate used by Chase as a base or standard for pricing purposes and which shall not necessarily be its "best" or lowest rate. Should Chase cease to announce a prime or base rate, or should it be merged, consolidated, liquidated or dissolved in such a manner that it loses its separate corporate or banking identity, then the Applicable Prime Rate shall be the Prime Rate published by The Wall Street Journal in its "Money Rates" column or a similar rate if such rate ceases to be published. Any change in the Applicable Prime Rate shall be effective as of the date of the change.

      1.2 "Authorized Signatory(ies)" shall mean James G. Borem or any other person(s) authorized in writing thereby or pursuant to corporate resolutions duly adopted by Borrowers' boards of directors to request Revolving Credit Loan advances hereunder, request the issuance of standby letters of credit or direct voluntary prepayment(s) of the Note as permitted hereby.

      1.3 "Base Rate  Option"  shall have the  meaning  ascribed to that term in
Section 2.8(a) of this Agreement.

      1.4 "Business Day" shall mean a day other than a Saturday, Sunday or a day upon which banks in the State of Oklahoma are closed to business generally.

      1.5  "CERCLA"  shall  mean  the  Comprehensive   Environmental   Response,
Compensation  and  Liability  Act  of  1980,  as  amended,   together  with  all
regulations and rulings promulgated with respect thereto.

      1.6     "Closing Date"  shall mean August 31, 1999.
              --------------

      1.7     "Collateral"  shall  have the  meaning  assigned to  that  term in
Article IV of this Agreement.

      1.8 "Collateral Borrowing Base" shall have the meaning ascribed to that term in Section 3.2 of this Agreement.

      1.9 "Commitment" shall mean the agreement of Bank to make Revolving Credit Loans under Section 2.1 of this Agreement for the limited purposes therein provided.

      1.10 "Commitment Termination Date" shall mean the earlier of September 1, 2001, or such date as the Commitment is otherwise terminated, canceled or extinguished in accordance with the terms and provisions of the Agreement.

      1.11 "Current Assets" shall mean the value of Comanche's consolidated current assets determined in accordance with GAAP plus, as of any date, the current unused availability on the Commitment.

      1.12   "Current   Liabilities"   shall  mean  the  amount  of   Comanche's
consolidated   current  liabilities  as  determined  in  accordance  with  GAAP, excluding therefrom current maturities of all Long Term Debt.

      1.13 "Current Ratio" shall mean the ratio of Current Assets to Current Liabilities.

1.14 "Debt" shall mean and include, as of any date, all items which, in accordance with GAAP, would be included on the consolidated liabilities side of Comanche's balance sheet, including all obligations under leases which, in accordance with GAAP, would be recorded as capital leases, but excluding stated capital, paid-in capital and retained earnings.

      1.15  "Deed of Trust"  shall  have the  meaning  assigned  to that term in
Section 4.1 of this Agreement.

      1.16 "Default Rate" shall mean the Applicable Prime Rate plus five percentage points (5%) per annum.

      1.17 "Environmental Laws" shall mean Laws, including without limitation federal, state or local Laws, ordinances, rules, regulations, interpretations and orders of courts or administrative agencies or authorities relating to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata), including without limitation CERCLA, SARA, RCRA, HSWA, OPA, HMTA, TSCA and other Laws relating to (i) Polluting Substances or (ii) the manufacture, processing, distribution, use, treatment, handling, storage, disposal or transportation of Polluting Substances.

      1.18 "ERISA" shall mean the Federal Employee Retirement Income Security Act of 1974, as amended, together with all regulations and rulings promulgated with respect thereto.

      1.19 "Evaluated Property" shall mean all of the Mortgaged Property and the Other Property, collectively.

      1.20 "Event of Default" shall mean any of the events  specified in Section
8.1 of this Agreement, and "Default" shall mean any event, which together with any lapse of time or giving of any notice, or both, would constitute an Event of Default.

      1.21 "GAAP" shall mean generally accepted accounting principles applied on a consistent basis in all material respects to those applied in the preceding period. Unless otherwise indicated herein, all accounting terms will be defined according to GAAP.

      1.22 "hereby," "herein," "hereof," "hereunder" and similar such terms shall mean and refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which the respective word appears.

      1.23 "HMTA" shall mean the Hazardous Materials Transportation Act, as amended, together with all regulations and rulings promulgated with respect thereto.

      1.24 "HSWA" shall mean the Hazardous and Solid Waste Amendments of 1984, as amended, together with all regulations and rulings promulgated with respect thereto.

      1.25 "Hydrocarbons" shall have the meaning assigned to that term in the Deed of Trust.

      1.26 "Indebtedness" shall mean and include any and all: (i) indebtedness, obligations and liabilities of Borrowers to Bank incurred or which may be incurred or purportedly incurred hereafter pursuant to the terms of this Agreement or any of the other Loan Documents, and any extensions, renewals, substitutions, amendments and increases in amount thereof, including such amounts as may be evidenced by the Note and all lawful interest, service fees, commitment fees, letter of credit issuance fees and other charges, and all reasonable costs and expenses incurred in connection with the preparation, filing and recording of the Loan Documents, including attorneys fees; (ii) all reasonable costs and expenses, including attorneys' fees, paid or incurred by Bank in enforcing or attempting to enforce collection of any Indebtedness and in enforcing or realizing upon or attempting to enforce or realize upon any collateral or security for any Indebtedness and in protecting and preserving Bank's interest in the Indebtedness or any collateral or security for any Indebtedness in any bankruptcy or reorganization proceeding, including interest on all sums so expended by Bank accruing from the date upon which such expenditures are made until paid, at an annual rate equal to the Default Rate;
(iii) sums expended by Bank in curing any Event of Default or Default of Borrowers under the terms of this Agreement, the other Loan Documents or any other security agreement or other writing evidencing or securing the payment of the Note together with interest on all sums so expended by Bank accruing from the date upon which such expenditures are made until paid, at an annual rate equal to the Default Rate; and (iv) all "Indebtedness" or "Secured Indebtedness" as said terms are defined in each of the Loan Documents.

      1.27 "Laws" shall mean all statutes, laws, ordinances, regulations, orders, writs, injunctions, or decrees of the United States, any state or commonwealth, any municipality, any foreign country, any territory or possession, or any Tribunal.

      1.28 "Letters of Credit" shall mean any and all letters of credit issued by Bank pursuant to the request of either or both of the Borrowers in accordance with the provisions of Section 2.7 hereof which at any time remain outstanding and subject to draw by the beneficiary, whether in whole or in part.

      1.29 "Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement or other similar form of public notice under the Laws of any jurisdiction).

      1.30 "Loans" shall mean the Revolving Credit Loans or any advance made by Bank under the Note.

      1.31 "Loan Documents" shall mean this Agreement, the Note, the Security Instruments, the Subordination Agreement and all other documents, instruments and certificates executed and delivered to Bank by Borrowers pursuant to the terms of this Agreement.

      1.32 "Long-Term Debt" shall mean, as of any date, all Debt of Borrowers which, in accordance with GAAP, would be classified as long-term debt or as the long-term portion of capitalized lease obligations on Borrowers' balance sheet.

      1.33 "Mortgaged Property" shall have the meaning assigned to that term in the Mortgage.

      1.34 "Note" shall mean the revolving credit note described in Section 2.2 of this Agreement, together with each and every extension, renewal, modification, replacement, substitution and change in form thereof which may be from time to time and for any term or terms effected.

      1.35 "OPA" shall mean the Oil Pollution Act of 1990, as amended, together with all regulations and rulings promulgated with respect thereto.

      1.36  "Other  Property"  shall have the  meaning  assigned to that term in
Section 3.2(c) of this Agreement.

      1.37 "Person" shall mean and include an individual, a partnership, a joint
venture,  a  corporation,  a  trust,  an  unincorporated  organization,   and  a
government or any department, agency or political subdivision thereof.

      1.38 "Polluting Substances" shall mean all pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes and shall include, without limitation, any flammable explosives, radioactive materials, oil, hazardous materials, hazardous or solid wastes, hazardous or toxic substances or related materials defined in CERCLA/SARA, RCRA/HSWA and in the HMTA; provided, in the event either CERCLA/SARA, RCRA/HSWA or HMTA is amended so as to broaden the meaning of any term defined thereby, such broader meaning shall apply subsequent to the effective date of such amendment and, provided further, to the extent that the Laws of any State or other Tribunal establish a meaning for "hazardous substance, "hazardous waste," "hazardous material," "solid waste" or "toxic substance" which is broader than that specified in CERCLA/SARA, RCRA/HSWA, or HMTA, such broader meaning shall apply.

      1.39 "RCRA" shall mean the Resource Conservation and Recovery Act of 1976, as amended, together with all regulations and rulings promulgated with respect thereto.

      1.40 "Revolving Credit Loans" shall have the meaning assigned to that term in Section 2.1 of this Agreement.

      1.41 "SARA" shall mean the Superfund Amendments and Reauthorization Act of 1987, as amended, together with all regulations and rulings promulgated with respect thereto.

      1.42 "Security Instruments" shall mean the Deed of Trust and all other financing statements, mortgages, deeds of trust, assignments, lien entry forms, security agreements, documents or writings of any and all amendments and supplements thereto, granting, conveying, assigning, transferring or in any manner providing Bank with a security interest or mortgage lien in any property as security for the repayment of all or any part of the Indebtedness.

      1.43 "Taxes" shall mean all taxes, assessments, fees, or other charges or levies from time to time or at any time imposed by any Laws or by any Tribunal.

      1.44 "Tribunal" shall mean any municipal, state, commonwealth, Federal, foreign, territorial or other sovereign, governmental entity, governmental department, court, commission, board, bureau, agency or instrumentality.

      1.45 "TSCA" shall mean the Toxic Substances Control Act, as amended, together with all regulations and rulings promulgated with respect thereto.

                        ARTICLE IIREVOLVING CREDIT LOANS

      2.1 Revolving Credit Loans . Bank agrees, upon the terms and subject to the conditions hereinafter set forth, to make loans ("Revolving Credit Loans") on a joint and several basis to Borrowers from the Closing Date until the Commitment Termination Date or until such later date as Bank shall have extended its Commitment in writing unless its Commitment shall be sooner terminated pursuant to the provisions of this Agreement, in such amounts as may from time to time be requested by Borrowers for the purpose of funding its purchase of certain of the Evaluated Property; workovers and exploration expenses in connection therewith and other development, drilling and operating expenses pertaining thereto; the issuance of standby letters of credit on Borrowers' account as operator of certain of the Mortgaged Property; and Borrowers' general corporate and business needs, so long as the aggregate principal amount of all Revolving Credit Loans outstanding and unpaid at any time under the Note, together with the unfunded portions of all Letters of Credit outstanding or requested by Borrowers, does not exceed the lesser of the Commitment or the Collateral Borrowing Base then in effect (presently $2,500,000).

      2.2 Note . On the Closing Date Borrowers shall execute and deliver, to the order of Bank, Borrowers' revolving credit note in the principal amount of $15,000,000, the form of which is annexed hereto as Exhibit A and hereby made a part hereof (hereinafter referred to as the "Note"). The Note shall be dated as of the Closing Date, and shall bear interest as described in Section 2.8 hereof. After maturity (whether by acceleration or otherwise) the Note shall bear interest at the Default Rate, payable on demand. Interest shall be calculated on the basis of a year of 360 days but assessed for the actual number of days elapsed in each accrual period.

      2.3 Revolving Credit Advances, Payments and Voluntary Prepayment. Revolving Credit Loans requested by Borrowers from Bank shall (i) be requested in writing on the form of Revolving Loan Request annexed hereto as Exhibit B and hereby made a part hereof (the "Request"), executed by Comanche on behalf of Borrowers and delivered to Bank no later than one Business Day prior to the date upon which the advance is to be made, or alternatively, requested telephonically before 12:00 noon (applicable current time in Tulsa, Oklahoma), specifying the amount and the proposed date thereof, such telephonic request to be promptly confirmed by a written request; (ii) not cause the aggregate outstanding and unpaid principal amount of the Revolving Credit Note to exceed the Revolving Credit Borrowing Base; (iii) be for one of the purposes described in Section 2.1 hereof; (iv) be in the amount of $10,000 or an integral multiple thereof; and
(v) be advanced by Bank on the applicable date, provided the Revolving Loan Request is timely received by Bank in accordance with Section 2.3(i) hereof and all other conditions of funding established herein are met. All advances made by Bank shall, for mutual convenience, be deposited to the general depository account of Comanche with Bank, and Bank shall have no responsibility to monitor the allocation or distribution of such advances in any other respect. The initial advance made on the Closing Date shall be approximately $ , including funding the payoff of Borrowers' existing note obligations to their existing financial institution lenders in the approximate amount of $1,381,000. In consideration of Bank permitting Borrowers to make requests for Revolving Credit Loans by telephone, Borrowers state that they are fully aware of the risks attendant thereto, and agree to accept all such risks and to hold Bank harmless from any loss which Borrowers may incur by reason of any such nonwritten request, other than such as result from Bank's gross negligence or wanton disregard.

      All advances made by Bank on the Note and all payments or prepayments of principal and interest thereon made by Borrowers shall be recorded by Bank in its records, and the aggregate unpaid principal amount so recorded shall be conclusive evidence of the principal amount owing and unpaid on the Note. The unfunded portion of each outstanding Letter of Credit shall be deemed a funding against the Commitment but not for the purpose of accrual of interest on the Note until the date portions thereof are actually funded by Bank. The failure to so record shall not, however, limit or otherwise affect the obligations of Borrowers hereunder or under the Note to repay the principal amount of each Revolving Credit Loan together with all interest accrued thereon.

      Borrowers may from time to time make prepayments of principal without premium or penalty on the Loans with no notice on or prior to 2:00 p.m
(applicable current time in Tulsa, Oklahoma) on the date of such prepayment. Borrowers may reborrow amounts paid or prepaid subject to the limitations and conditions for Revolving Credit Loans contained herein. All payments and prepayments shall be made in lawful money of the United States of America in immediately available funds. Any payments or prepayments on the Note received by Bank after 2:00 o'clock P.M. (applicable current time in Tulsa, Oklahoma) shall be deemed to have been made on the next succeeding Business Day. All outstanding principal of and accrued interest on the Note not previously paid hereunder shall be due and payable at maturity on September 1, 2001, unless such maturity shall be extended by Bank in writing or accelerated pursuant to the terms hereof.

      2.4 Authorized Signatory. An Authorized Signatory may, from time to time, notify Bank in writing of a change in the Authorized Signatories. From and after Bank's receipt of such written notice, Bank may rely on any such request or certificate purportedly signed by any individual who has been so designated as an Authorized Signatory pursuant to this Agreement unless or until it receives written notice from an Authorized Signatory of the deletion of an Authorized Signatory.

      2.5 Collateral Borrowing Base . Borrowers will not request, nor will it accept, the proceeds of any Revolving Credit Loan or advance under the Note (or the issuance of any Letter of Credit) at any time when the amount thereof, together with the sum of the unpaid principal amount of the Note plus the unfunded portion of all Letters of Credit outstanding or requested by either or both of the Borrowers to be issued by Bank on behalf of or for the account of Borrowers at the time of such borrowing base calculation, exceeds the lesser of
(a) the Collateral Borrowing Base in effect at that time, or (b) the Commitment.

      2.6 Variance from Borrowing Base . Any Revolving Credit Loan shall be conclusively presumed to have been made to Borrowers by Bank under the terms and provisions hereof and shall be secured by all of the Collateral and security described or referred to herein or in the Security Instruments, whether or not such loan conforms in all respects to the terms and provisions hereof. If Bank should (for the convenience of Borrowers or for any other reason) make loans or advances which would cause the unpaid principal amount of the Note plus the unfunded portion of all Letters of Credit issued under the Commitment to exceed the lesser of the amount of the then applicable Collateral Borrowing Base or the Commitment, no such variance, change or departure shall prevent any such loan or loans from being secured by the Collateral and security created or intended to be created herein or in the Security Instruments. The Collateral Borrowing Base shall not in any manner limit the extent or scope of the Collateral and security granted for the repayment of the Note (or any other Indebtedness) or limit the amount of indebtedness under the Note (or any other Indebtedness) to be secured.

      2.7 Letters of Credit . Bank agrees, upon the terms and subject to the conditions hereinafter set forth and set forth in Bank's standard form letter of credit application agreement, to issue Letters of Credit at the request of either or both of the Borrowers, provided that (i) no Letters of Credit will be issued on behalf of or for the account of either or both of the Borrowers after July 31, 2001, and no such Letters of Credit will be issued with an expiring date later than August 31, 2001, (ii) no Letter of Credit will be issued on behalf of or for the account of either or both of the Borrowers if at the time of issuance the outstanding amount of all Revolving Credit Loans under the Note would exceed the lesser of the Commitment or the Collateral Borrowing Base taking into account the issuance of such Letter of Credit, and (iii) the amount of all issued and outstanding Letters of Credit on behalf of or for the account of either or both of the Borrowers shall not exceed, at any time, $500,000 in the aggregate. If any Letter of Credit is drawn upon at any time, each amount drawn, whether a full or partial draw on the Letter of Credit, shall be reflected by Bank as an advance on the Note effective as of the time of the draw. In consideration of Bank's agreement to issue the Letters of Credit hereunder, Borrowers agree to pay to Bank issuance fees equal to two and one-quarter percent (2 1/4%) per annum on the face amount of each Letter of Credit prorated for the life of each Letter of Credit, which fees shall be due and payable to Bank at the time of issuance of each Letter of Credit. In the event any Letters of Credit are issued on behalf of or for the account of either or both of the Borrowers with an expiration date later than August 31, 2001, (unless the Commitment is renewed in writing by Bank) Borrowers agree to fully secure such Letter of Credit on or before August 1, 2001, with a certificate of deposit or time deposit with Bank through the expiration date of such Letters of Credit, such pledge to be in form and content acceptable to Bank.

      2.8 Interest Rate . All Revolving Credit Loan advances shall accrue interest at the Base Rate Option. The "Base Rate Option" is a rate per annum equal to the Applicable Prime Rate plus one percentage point (1.00%) per annum. After the principal amount of any of the Loans outstanding shall have become past due (by acceleration or past the stated maturity date, such Loans shall bear interest for each day until paid (before and after judgment) at the Default Rate.

      2.9 Prepayments . Borrowers shall have the right at their option from time to time to prepay the Loans in whole or part without premium or penalty at any time with respect to the Base Rate Option Loans.

      2.10 Interest Payments Dates . All interest accrued on the Note shall be due and payable on the last day of each calendar month, commencing September 30, 1999, and on the final maturity date of the Note. After maturity of the Loans (by acceleration or otherwise), interest thereon shall be due and payable on demand.

      2.11 Commitment Fee; Initial Loan Fee . From the Closing Date until the Commitment is terminated, the Borrowers shall pay to the Bank, as a commitment fee for its Commitment, an amount equal to onefourth of one percentage point (0.25%) per annum of the amount by which the lesser of the Collateral Borrowing Base or the Commitment (currently $2,500,000) exceeds the outstanding unpaid principal balance of the Note from time to time computed daily on the basis of a calendar year of 360 days but assessed for the actual number of days elapsed during each accrual period. Such fee shall be payable quarterly twenty (20) days after the end of each quarterannual period ending June 30, September 30 and December 31, commencing October 20, 1999 (for the period from the Closing Date through September 30, 1999) and at the stated maturity date of the Note, whether on September 1, 2001, or by acceleration or otherwise. The amount of Commitment Fee payable for each such calendar quarter shall be paid in arrears by Borrowers within ten (10) days after Borrowers receive an invoice for such fees. At the Closing on the Closing Date Borrower shall pay to the Bank a $5,000 initial loan fee in immediately available funds.

                      ARTICLE IIICOLLATERAL BORROWING BASE

      3.1 Initial Collateral Borrowing Base . Until further determination by Bank pursuant to Section 3.2 of this Agreement, Bank and Borrowers agree that the initial Collateral Borrowing Base is $2,500,000.

      3.2     Determination of the Collateral Borrowing Base .
              ----------------------------------------------

              (a) Borrowers shall deliver to Bank at Borrowers' cost by each January 31 and July 31, commencing January 31, 2000, such current data, reports and engineering information as is necessary or appropriate for Bank's engineers or any other independent petroleum engineer acceptable to Bank to compile and prepare by each February 28 and August 31 (commencing February 28, 2000), an engineering report in form and substance satisfactory to Bank, evaluating the proven producing oil and gas reserves attributable to Borrowers' aggregate interest in the Mortgaged Property (as defined in subsection (b) below) and the Other Property (as defined in subsection (c) below), together with the expenses attributable thereto. Such well by well engineering data and information furnished to Bank by or on behalf of Borrowers shall be accompanied by such other information as shall be requested by Bank in order for it to make its determination of the Collateral Borrowing Base, and by a joint certificate of Borrowers certifying that Borrowers have good and indefeasible title to the Mortgaged Property and the Other Property interest valued and that payments are being received from purchasers of production with respect to said interests. At any time after thirty (30) days of the receipt of such information and in no event later than each February 28 and August 31 (commencing February 28, 2000) Bank shall (i) make a determination of the present worth, using such pricing and discount factor as it deems appropriate pursuant to Bank's then applicable energy lending policies and procedures, of the future net revenue estimated by Bank to be received by Borrowers from production from the Mortgaged Property and the Other Property so evaluated, multiplied by a percentage determined by Bank to be appropriate on the basis of Bank's then applicable energy lending criteria; and (ii) report in writing to Comanche the sum of the evaluation by Bank of such evaluated oil and gas properties (the "Collateral Borrowing Base"), which shall in no event exceed Fifteen Million Dollars ($15,000,000). The good faith determinations of Bank in all such respects shall be conclusive.

              (b) The term "Mortgaged Property" shall refer only to such properties of Borrowers covered by the Deed of Trust (or a supplemental mortgage or deed of trust, duly executed, acknowledged and delivered by one or both of the Borrowers, as applicable, to Bank in form satisfactory to counsel for Bank) and which properties are, at the time:

                        (i) particularly and adequately described under the Deed
              of Trust or other supplemental mortgage and deed of trust as security for the Indebtedness evidenced by the Note;

                        (ii) completed or developed (in the case of oil and gas leases) to the extent that value is being assigned to them by Bank in connection with its evaluation of the Collateral Borrowing Base and Bank has determined that such properties are capable of producing oil or gas in commercial quantities; and

                        (iii) approved as to title to the satisfaction of Bank.

              (c) The term "Other Property" shall refer only to such properties of Borrowers which are not described in the Deed of Trust, but which are at the time:

                        (i) completed or developed (in the case of oil and gas leases) to the extent that value is being assigned to them by Bank in connection with its evaluation of the Collateral Borrowing Base and Bank has determined that such properties are capable of producing oil or gas in commercial quantities; and

                        (ii)  approved as to title to the satisfaction of Bank.

              (d) The initial Collateral Borrowing Base ($2,500,000) shall remain in effect until otherwise changed by written agreement between Borrowers and Bank or by Bank pursuant to the procedures established herein.

      3.3 Collateral Borrowing Base Deficiency . Should the unpaid outstanding principal balance of the Note, together with the unfunded portion of all outstanding and requested Letters of Credit, at any time be greater than the Collateral Borrowing Base in effect at such time, Bank may notify Comanche in writing of the deficiency. Within fifteen (15) days from and after the date of any such deficiency notice Comanche shall notify Bank in writing of its election to:

              (a) Make a prepayment upon the Note in an amount sufficient to reduce the unpaid principal amount of the Note, when added to the unfunded portion of all outstanding and requested Letters of Credit, to an amount equal to or less than the amount of the Collateral Borrowing Base;

              (b) Make mandatory equal monthly principal prepayments on the Note due on the next six (6) successive monthly interest installment due dates on the Note equal in an aggregate amount that will reduce the outstanding principal balance of the Note, when added to the unfunded portion of all outstanding and requested Letters of Credit, to the projected Collateral Borrowing Base as of the next immediate semiannual redetermination thereof in accordance with the provisions of Section 3.2(a) hereof; or

              (c) Execute and deliver to Bank one or more supplemental mortgages, deeds of trust, security agreements or pledges encumbering such Other Property or other collateral or assets in form, substance and value satisfactory to Bank and its counsel as additional security for the Note (and all other Indebtedness) to the extent such collateral or properties are acceptable to Bank and of such value, as determined by Bank, that the Collateral Borrowing Base will be increased to an amount equal to or greater than the sum of the unpaid principal balance of the Note plus the unfunded portion of all outstanding and requested Letters of Credit.

If Borrowers shall have elected to make a prepayment on the Note under Section 3.3(a) hereof, such prepayment shall be due within five (5) Business Days after Borrowers shall have notified Bank of such election, and the prepayment shall be applied, at Bank's option, to the principal payments of the Note in inverse order of maturity. If Borrowers shall elect to make six (6) equal monthly principal prepayments on the Note due to Bank under Section 3.3(b) hereof, Bank shall roll forward its then most current engineering determination and determine the projected Collateral Borrowing Base for the next successive determination date (either February 28 or August 31 as the case may be).

                               ARTICLE IV SECURITY

      4.1 Collateral . The repayment of the Indebtedness shall be secured by a first and prior mortgage lien, deed of trust and security interest in and to all of the portions of the Mortgaged Property owned or hereafter acquired by either of the Borrowers, which has been granted to Bank, pursuant to the terms of that certain Mortgage, Deed of Trust, Security Agreement, Financing Statement and Assignment (with power of sale) dated as of the Closing Date, in form and content acceptable to the Bank and the Bank's legal counsel (the "Deed of Trust") together with all proceeds and products of the items or types of collateral described in this Article IV including without limitation, insurance proceeds and all cash, money, deposits and deposit or demand accounts of either or both of the Borrowers at any time in the possession or control of Bank (the collateral described herein and in the Security Instruments being collectively referred to as the "Collateral").

      4.2 Additional Properties . As an additional condition precedent to any Revolving Credit Loans (other than the initial Revolving Credit Loan made at the Closing) requested by Borrowers pursuant to Section 2.3 hereof, Bank has the right, in its sole discretion, to elect to take any or all of the Other Properties, or any properties to be acquired in domestic oil and gas reserve acquisitions made by either of the Borrowers with Revolving Credit Loans funded hereunder, as Collateral for the Indebtedness pursuant to such supplemental or additional mortgages, deeds of trusts or security agreements covering such additional properties in form and substance satisfactory to Bank and its counsel and in full compliance with the criteria of clauses (i), (ii) and (iii) of subsection 3.2(b) above as additional security for the Note and the Indebtedness. All of such additional properties will be deemed part and parcel of the Collateral constituting security for the repayment of the Indebtedness.

                     ARTICLE VCONDITIONS PRECEDENT TO LOANS

      5.1 Conditions Precedent . The obligation of the Bank to make the Revolving Credit Loans is subject to the satisfaction of all of the following conditions on or prior to the Closing Date (in addition to the other terms and conditions set forth herein):

              (a) No Default . There shall exist no Event of Default or Default on the Closing Date.

              (b) Covenants, Representations and Warranties . The representations, warranties and covenants set forth in Articles VI and VII shall be true and correct on and as of the Closing Date, with the same effect as though made on and as of the Closing Date.

              (c) Loan Documents/Security Instruments . Borrowers shall have delivered to Bank the Deed of Trust, and the other Loan Documents, each appropriately executed by the appropriate parties and, where applicable, acknowledged to the satisfaction of Bank and dated as of the Closing Date, together with such financing statements, and other documents as shall be necessary and appropriate to perfect Bank's mortgage liens, pledge and security interests in the Collateral covered by said Security Instruments.

              (d) Note . Borrowers shall have delivered the Note to the order of Bank, appropriately executed.

              (e) Certificates . Each of the Borrowers shall have delivered to Bank a Certificate, dated as of the Closing Date, and signed by the President of each of the Borrowers certifying (i) to the matters covered by the conditions specified in subsections (a) and (b) of this Section 5.1, (ii) that such Borrower and the directors thereof have performed and complied with all agreements and conditions required to be performed or complied with thereby prior to or on the Closing Date, (iii) to the name and signature of the officers of each Borrower authorized to execute and deliver the Loan Documents and any other documents, certificates or writings and to borrow under this Agreement, and (iv) to such other matters in connection with this Agreement which Bank shall reasonably determine to be advisable. Bank may conclusively rely on such Certificates until it receives notice in writing to the contrary.

              (f) Proceedings . On or before the Closing Date, all corporate proceedings of each of the Borrowers shall be taken in connection with the transactions contemplated by the Loan Documents and shall be satisfactory in form and substance to Bank and its counsel; and Bank shall have received certified copies, in form and substance satisfactory to Bank and its counsel, of a full and complete copy of the certificate or articles of incorporation and bylaws of each of the Borrowers, authorizing the execution and delivery of the mortgage liens and Loan Documents, the borrowings under this Agreement, including the Note, and the granting of the mortgage liens and security interests in the Collateral pursuant to the Security Instruments, to secure the payment of the Indebtedness.

              (g) Subordination . Borrowers shall have received from the subordinated creditors more particularly described on Exhibit "C" hereof a Subordination Agreement in form, substance and scope acceptable to the Bank and its legal counsel.

              (h) Loan Fees, Consents and Other Information . Bank shall have received a $5,000 initial loan fee from the Borrowers and such certificates, consents, ratifications, information, documents and assurances as shall be reasonably requested by Bank.

      5.2 Conditions Precedent to All Additional Revolving Credit Loans . Bank shall not be obligated to make any Revolving Credit Loan after the initial Revolving Credit Loan (i) if at such time any Default shall have occurred and be continuing; (ii) if any of the representations, warranties and covenants contained in Article VII of this Agreement shall be false or untrue in any material respect on the date of such loan, as if made on such date; or (iii) unless Borrowers shall have provided to Bank a Request (whether a written Request or a telephonically authorized request confirmed by a written Request pursuant to Section 2.3 hereof) for any requested Revolving Credit Loan, duly executed by Borrowers and in proper form, establishing that the Revolving Credit Borrowing Base will support the additional Revolving Credit Loan and that the purpose of such request strictly complies with the limitations of Article II hereof. Each Request by Borrowers for an additional Revolving Credit Loan shall constitute a joint representation by Borrowers that there is not at the time of such request an Event of Default or a Default, and that all representations, warranties and covenants in Article VII of this Agreement are true and correct on and as of the date of each such request.

                              ARTICLE VI COVENANTS

      Borrowers covenant and agree with Bank that from the date hereof and so long as this Agreement is in effect (by extension, amendment or otherwise) and until payment in full of all Indebtedness and the performance of all other obligations of Borrowers under this Agreement, unless Bank shall otherwise consent in writing:

      6.1 Payment of Taxes and Claims . Borrowers will pay and discharge or cause to be paid and discharged all Taxes imposed upon the income or profits of Borrowers or upon the property, real, personal or mixed, or upon any part thereof, belonging to Borrowers before the same shall be in default, and all lawful claims for labor, rentals, materials and supplies which, if unpaid, might become a Lien upon its property or any part thereof; provided however, that Borrowers shall not be required to pay and discharge or cause to be paid or discharged any such Tax, assessment or claim so long as the validity thereof shall be contested in good faith by appropriate proceedings, and adequate book reserves shall be established with respect thereto, and Borrowers shall pay such Tax, charge or claim before any property subject thereto shall become subject to execution.

      6.2 Maintenance of Entity Existence . Each of the Borrowers will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights and franchises and will continue to conduct and operate such Borrower's business substantially as being conducted and operated presently.

      6.3 Preservation of Property . Each of the Borrowers will at all times maintain, preserve and protect all of such Borrower's properties which are used or useful in the conduct of such Borrower's business whether owned in fee or otherwise, or leased, in good repair and operating condition; from time to time make, or cause to be made, all needful and proper repairs, renewals, replacements, betterments and improvements thereto so that the business carried on in connection therewith may be properly and advantageously conducted at all times; and comply with all material leases to which it is a party or under which it occupies property so as to prevent any material loss or forfeiture thereunder.

      6.4 Insurance . Borrowers will keep or cause to be kept (either Borrowers or, if applicable, the operator of the Evaluated Property), adequately insured by financially sound and reputable insurers each of the Borrower's equipment, motor vehicles, and all other property of a character usually insured by businesses engaged in the same or similar businesses, including the Collateral and the Evaluated Property. Upon demand by Bank any insurance policies covering the Collateral and the Evaluated Property shall be endorsed to provide for payment of losses to Bank as its interest may appear, to provide that such policies may not be canceled, reduced or affected in any manner for any reason without thirty (30) days prior notice to Bank, and to provide for any other matters which Bank may reasonably require; and such insurance shall be against fire, casualty and any other hazards normally insured against and shall be in the amount of the full value (less a reasonable deductible not to exceed amounts customary in the industry for similarly situated businesses and properties) of the property insured. Borrowers shall at all times maintain or, where applicable, cause the operators of the Evaluated Property maintain adequate insurance by financially sound and reputable insurers, including without limitation, the following coverages: (i) insurance against damage to persons and property, including comprehensive general liability, worker's compensation and automobile liability and (ii) insurance against sudden and accidental environmental and pollution hazards and accidents that may occur on the Evaluated Property.

      6.5 Compliance with Applicable Laws . Each of the Borrowers will comply, or, where applicable, will use its best efforts to cause the operator to comply, with the requirements of all applicable Laws and orders of any Tribunal and obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of such Borrower's properties or to the conduct of such Borrower's business.

      6.6 Environmental Covenants . Borrowers will immediately notify Bank of and provide Bank with copies of any notifications of discharges or releases or threatened releases or discharges of a Polluting Substance on, upon, into or from the Collateral or the Evaluated Property which are given or required to be given by or on behalf of either of the Borrowers to any federal, state or local Tribunal if any of the foregoing may materially and adversely affect such Borrowers or any part of the Collateral or the Evaluated Property, and such copies of notifications shall be delivered to Bank at the same time as they are delivered to the Tribunal. Borrowers further agree promptly to undertake and diligently pursue to completion any appropriate and legally required or authorized remedial containment and cleanup action in the event of any release or discharge or threatened release or discharge of a Polluting Substance on, upon, into or from the Collateral or the Evaluated Property. At all times while owning and operating the Collateral or the Evaluated Property, Borrowers will maintain and retain complete and accurate records of all releases, discharges or other disposal of Polluting Substances on, onto, into or from the Collateral or Evaluated Property, including, without limitation, records of the quantity and type of any Polluting Substances disposed of on or off the Collateral or the Evaluated Property.

      6.7 Environmental Indemnities . Each of the Borrowers hereby agree to indemnify, defend and hold harmless Bank and each of its officers, directors, employees, agents, consultants, attorneys, contractors and each of its affiliates, successors or assigns, or transferees from and against, and reimburse said Persons in full with respect to, any and all loss, liability, damage, fines, penalties, costs and expenses, of every kind and character, including reasonable attorneys' fees and court costs, known or unknown, fixed or contingent, occasioned by or associated with any claims, demands, causes of action, suits and/or enforcement actions, including any administrative or judicial proceedings, and any remedial, removal or response actions ever asserted, threatened, instituted or requested by any Persons, including any Tribunal, arising out of or related to: (a) the breach of any representation or warranty of Borrowers contained in Section 7.5 set forth herein; (b) the failure of either of the Borrowers to perform any of its covenants contained in Section
6.5 or 6.6 hereunder; (c) the ownership, construction, occupancy, operation, use of the Collateral or the Evaluated Property prior to the earlier of the date on which (i) the Indebtedness and obligations secured hereby have been paid and performed in full and the Security Instruments have been released, or (ii) the Collateral or the Evaluated Property has been sold by Bank following Bank's ownership of the Collateral or the Evaluated Property by way of foreclosure of the Liens granted pursuant hereto, deed in lieu of such foreclosure or otherwise (the "Release Date"); provided, however, this indemnity shall not apply with respect to matters caused by or arising solely from Bank's activities during any period of time Bank acquires ownership of the Collateral or the Evaluated Property.

      The indemnities contained in this Section 6.7 apply, without limitation, to any violation on or before the Release Date of any Environmental Law and any liability or obligation relating to the environmental conditions on, under or about the Collateral or the Evaluated Property on or prior to the Release Date (including, without limitation: (a) the presence on, upon or in the Collateral or the Evaluated Property or release, discharge or threatened release on, upon or from the Collateral or the Evaluated Property of any Polluting Substances generated, used, stored, treated, disposed of or otherwise released prior to the Release Date, and (b) any and all damage to real or personal property or natural resources and/or harm or injury including wrongful death, to persons alleged to have resulted from such release of any Polluting Substances regardless of whether the act, omission, event or circumstances constituted a violation of any Environmental Law at the time of its existence or occurrence). The term "release" shall have the meaning specified in CERCLA/SARA and the terms "stored," "treated" and "disposed" shall have the meanings specified in RCRA/HSWA; provided, however, any broader meanings of such terms provided by applicable laws of the State of Oklahoma shall apply.

      The provisions of this Section 6.7 shall be in addition to any other obligations and liabilities Borrowers may have to Bank at common law and shall survive the Release Date and shall continue thereafter in full force and effect.

      Bank agrees that in the event that such claim, suit or enforcement action is asserted or threatened in writing or instituted against it or any of its officers, employers, agents or contractors or any such remedial, removal or response action is requested of it or any of its officers, employees, agents or contractors for which Bank may desire indemnity or defense hereunder, Bank shall give written notification thereof to Comanche.

      Notwithstanding anything to the contrary stated herein, the indemnities created by this Section 6.7 shall only apply to losses, liabilities, damages, fines, penalties, costs and expenses actually incurred by Bank as a result of claims, demands, actions, suits or proceedings brought by Persons who are not the beneficiaries of any such indemnity. Bank shall act as the exclusive agent for all indemnified Persons under this Section 6.7. With respect to any claims or demands made by such indemnified Persons, Bank shall notify Comanche within thirty (30) days after Bank's receipt of a writing advising Bank of such claim or demand. Such notice shall identify (i) when such claim or demand was first made, (ii) the identity of the Person making it, (iii) the indemnified Person and (iv) the substance of such claim or demand. Failure by Bank to so notify Comanche within said thirty (30) day period shall reduce the amount of Borrowers' obligations and liabilities under this Section 6.7 by an amount equal to any damages or losses suffered by Borrowers resulting from any prejudice caused Borrowers by such delay in notification from Bank. Upon receipt of such notice, Comanche shall have the exclusive right and obligation to contest, defend, negotiate or settle any such claim or demand through counsel of their own selection (but reasonably satisfactory to Bank) and solely at Borrowers' own cost, risk and expense; provided, that Bank, at its own cost and expense shall have the right to participate in any such contest, defense, negotiations or settlement. The settlement of any claim or demand hereunder by Borrowers may be made only upon the prior approval of Bank of the terms of the settlement, which approval shall not be unreasonably withheld.

      6.8 Financial Statements . As soon as practicable after the end of each quarter of the fiscal year period and in any event within fortyfive (45) days thereafter, Comanche shall furnish to Bank the following financial statements, prepared on a GAAP basis or other comprehensive basis of accounting currently used and consistently applied and certified by Borrowers' chief executive officer or chief financial officer:

              (i) a consolidated balance sheet of Comanche at the end of such quarter period, (ii)a consolidated statement of income of Comanche for such quarter period, and

              (iii) a consolidated statement of cash flows of Comanche for such quarter period,

setting forth in each case in comparative form the consolidated figures for the previous fiscal year for that period, if applicable, and cumulative figures for the fiscal year to date, all in reasonable detail. As soon as practicable after the end of each fiscal year of Comanche, and in any event within one hundred twenty (120) days thereafter, Borrowers shall also deliver to Bank their audited consolidated annual financial statements (with all footnotes thereto) together with a full and complete copy of each report submitted to either or both of the Borrowers by independent accountants in connection with such annual audit made by them including, without limitation, any comment letter submitted thereby to management pertaining thereto or in connection with their audit.

      6.9 Notice of Default . Immediately upon the happening of any condition or event which constitutes an Event of Default or Default or any default or event of default under any other loan, mortgage, financing or security agreement, Borrowers will give Bank a written notice thereof specifying the nature and period of existence thereof and what actions, if any, Borrowers are taking and propose to take with respect thereto.

      6.10 Notice of Litigation . Immediately upon becoming aware of the existence of any action, suit or proceeding at law or in equity before any Tribunal, an adverse outcome which would (i) materially impair the ability of either or both of the Borrowers to carry on its business substantially as now conducted, (ii) materially and adversely affect the condition (financial or otherwise) of either of the Borrowers, or (iii) result in monetary damages in excess of $100,000, Borrowers will give Bank a written notice specifying the nature thereof and what actions, if any, Borrowers are taking and proposes to take with respect thereto.

      6.11 Notice of Claimed Default . Immediately upon becoming aware that the holder of any note or any evidence of indebtedness or other security of Borrowers has given notice or taken any action with respect to a claimed default or event of default thereunder, Borrowers will give Bank a written notice specifying the notice given or action taken by such holder and the nature of the claimed default or event of default thereunder and what actions, if any, Borrowers are taking and proposes to take with respect thereto.

      6.12 Requested Information . With reasonable promptness, Borrowers will give Bank such other data and information as from time to time may be reasonably requested by Bank.

      6.13 Inspection . Borrowers will keep complete and accurate books and records with respect to the Collateral and its other properties, business and operations and will permit employees and representatives of Bank, upon reasonable notice, to audit, inspect and examine the same and to make copies thereof and extracts therefrom during normal business hours. All such records shall be at all times kept and maintained at the principal offices of Borrowers in Tulsa, Oklahoma. Upon any Default or Event of Default of Borrowers, it will surrender all of such records relating to the Collateral to Bank upon receipt of any request therefor from Bank.

      6.14 Maintenance of Employee Benefit Plans . Borrowers will maintain each employee benefit plan and/or pension plan as to which Borrowers may have any liability or responsibility in compliance with ERISA and all other Laws applicable thereto.

      6.15 Limitation on Liens . Borrowers will not create or suffer to exist any Lien upon any of its property or assets except (i) Liens in favor of Bank securing the Indebtedness; (ii) Liens arising in the ordinary course of business for sums not due or sums being contested in good faith and by appropriate proceedings and not involving any deposits, advances, borrowed money or the deferred purchase price of property or services; and (iii) Liens permitted to exist under the terms of any of the Security Instruments.

      6.16 Disposition/Negative Pledge re Encumbrance of Collateral and Other Assets . Borrowers will not sell or encumber any of the Collateral without first obtaining Bank's written consent thereto and Borrowers will not sell, lease, transfer, scrap or otherwise dispose of or mortgage, pledge, grant a security interest in or otherwise encumber any of Borrowers' other properties or assets, whether for replacement or not, unless such sale or disposition shall be in the ordinary course of business and for a full and fair consideration, subject to Borrowers' limited right to sell up to $100,000 worth in the aggregate of their properties or assets not constituting Collateral (other than and expressly excluding (i) oil and gas leasehold, mining or other mineral interests wherever located, and (ii) the capital stock of DE owned by Comanche) in the ordinary course of business during any calendar year without obtaining Bank's prior consent. Prior to consenting to any sale of Collateral, Bank shall be entitled to redetermine the Collateral Borrowing Base as provided in Section 3.2 of this Agreement and Borrowers shall deliver to Bank at Borrowers' cost the data and information described in Section 3.2 needed to make such redetermination. In no event shall Borrowers cause or permit the voluntary or involuntary pledge, mortgage or other encumbrance, attachment or levy of or against any of the properties or assets of whatsoever nature or type to any Person (financial institution or otherwise) without first obtaining Bank's written consent thereto.

      6.17 Other Agreements . Borrowers will not enter into or permit to exist any agreement (i) which would cause an Event of Default or a Default hereunder; or (ii) which contains any provision which would be violated or breached by the performance of Borrowers' obligations hereunder or under any of the other Loan Documents.

      6.18 Limitation on Other Indebtedness . Borrowers will not create, incur, assume, become or be liable in any manner in respect of, or suffer to exist, any indebtedness whether evidenced by a note, bond, debenture, agreement, letter of credit or similar or other obligation, or accept any deposits or advances of any kind, except (i) trade payables and current indebtedness (other than for borrowed money) incurred in, and deposits and advances accepted in, the ordinary course of Borrowers' existing business; (ii) the Indebtedness; or (iii) the existing indebtedness more particularly described on Exhibit C hereto but if and only to the extent the repayment thereof is fully subordinated to the Indebtedness pursuant to the Subordination Agreement described in Section 5.1(g) hereof.

      6.19 Investments, Loans and Advances . Borrowers will not make loans or advances to any other Person and will not make capital contributions to or investments in any other Person.

      6.20 Current Ratio . Borrowers will maintain a Current Ratio, calculated as of the last day of each fiscal quarter, of not less than 1.2:1.

                   ARTICLE VII REPRESENTATIONS AND WARRANTIES

      To induce Bank to enter into this Agreement and to make the Loans to Borrowers under the provisions hereof, and in consideration thereof, Borrowers represent, warrant and covenant as follows:

      7.1 Litigation . Except as set forth on Exhibit D attached hereto, there is no action, suit, investigation or proceeding threatened or pending before any Tribunal against or affecting either of the Borrowers or any properties or rights of Borrowers, which, if adversely determined, would result in a liability of greater than $100,000 or would otherwise result in any material adverse change in the business or condition, financial or otherwise, of Borrowers. Neither of the Borrowers are in default with respect to any judgment, order, writ, injunction, decree, rule or regulation of any Tribunal.

      7.2 Conflicting Agreements and Other Matters . Neither of the Borrowers are in default in the performance of any material obligation, covenant, or condition in any agreement to which it is a party or by which it is bound. Neither of the Borrowers are a party to any contract or agreement which materially and adversely affects its business, property or assets, or financial condition. Neither of the Borrowers are a party to or otherwise subject to any contract or agreement which restricts or otherwise affects the right or ability of Borrowers to execute the Loan Documents or the performance of any of their respective terms. Neither the execution nor delivery of any of the Loan Documents, nor fulfillment of nor compliance with their respective terms and provisions will conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of, or result in the creation of any Lien (except those created by the Loan Documents) upon any of the properties or assets of either or both of the Borrowers pursuant to, or require any consent, approval or other action by or any notice to or filing with any Tribunal (other than routine filings after the Closing Date with the Securities and Exchange Commission, any securities exchange and/or state blue sky authorities) pursuant to any award of any arbitrator, or any agreement, instrument or Law to which either or both of the Borrowers is subject.

      7.3 Financial Statements . The financial statements of Borrowers furnished to Bank have been prepared on a GAAP basis or other comprehensive basis of accounting currently used and consistently applied, show all material liabilities, direct and contingent, and fairly present the consolidated financial condition of Borrowers as at date thereof and the results of its operations for the periods then ended, and since such date there has been no material adverse change in the business, financial condition or operations of Borrowers.

      7.4 Title to Properties; Authority . Each of the Borrowers has full power, authority and legal right to own and operate the properties which it now owns and operates, and to carry on the lines of business in which it is now engaged, and as of the Closing Date will have good and marketable title to the Evaluated Property subject to no Lien of any kind except Liens permitted by this Agreement. Each of the Borrowers has full power, authority and legal right to execute and deliver and to perform and observe the provisions of this Agreement and the other Loan Documents. Borrowers further represent to Bank that any and all after acquired interest in any one or more of the Evaluated Property being concurrently or subsequently assigned of record to either of the Borrowers is and shall be deemed encumbered by the Mortgage in all respects.

      7.5     Environmental Representations .
              -----------------------------

              (a) Neither of the Borrowers are subject to any liability or obligation relating to (i) the environmental conditions on, under or about the Collateral or the Evaluated Property, including, without limitation, the soil and ground water conditions at the location of any of Borrowers' properties, or (ii) the use, management, handling, transport, treatment, generation, storage, disposal, release or discharge of any Polluting Substance;

              (b) Neither of the Borrowers have obtained and are not required to obtain or make application for any permits, licenses or similar authorizations to construct, occupy, operate or use any buildings, improvements, facilities, fixtures and equipment forming a part of the Collateral or the Evaluated Property by reason of any Environmental Laws;

              (c) Borrowers have taken all reasonable steps necessary to determine and has determined that no Polluting Substances have been disposed of or otherwise released on, onto, into, or from the Collateral or the Evaluated Property (the term "release" shall have the meanings specified in CERCLA/SARA, and the term "disposal" or "disposed" shall have the meanings specified in RCRA/HSWA; provided, in the event either CERCLA/SARA or RCRA/HSWA is amended so as to broaden the meaning of any term defined thereby, such broader meaning shall apply subsequent to the effective date of such amendment and provided further, to the extent that the laws of any State or Tribunal establish a meaning for "release," "disposal" or "disposed" which is broader than that specified in CERCLA/SARA, RCRA/HSWA or other Environmental Laws, such broader meaning shall apply);

              (d) To the best of each Borrower's knowledge, there are no PCB's or asbestoscontaining materials, whether in the nature of thermal insulation products such as pipe boiler or breech coverings, wraps or blankets or sprayedon or troweledon products in, on or upon the Collateral or the Evaluated Property; and

              (e) To the best of each Borrower's knowledge, there is no urea formaldehyde foam insulation in, on or upon the Collateral or the Evaluated Property.

      7.6 Purposes . Neither of the Borrowers are engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System) and no part of the proceeds of any borrowing hereunder will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock. If requested by Bank, Borrowers will furnish to Bank a statement in conformity with the requirements of Federal Reserve Form U1, referred to in Regulation U, to the foregoing effect. Neither of the Borrowers nor any agent acting on behalf of either thereof has taken or will take any action which might cause this Agreement or the Note to violate any regulation of the Board of Governors of the Federal Reserve System (including Regulations G, T, U and X) or to violate any Securities Laws, state or federal, in each case as in effect now or as the same may hereafter be in effect.

      7.7 Compliance with Applicable Laws . Each of the Borrowers is in compliance with all Laws, ordinances, rules, regulations and other legal requirements applicable to it and the businesses conducted thereby, the violation of which could or would have a material adverse effect on its business condition, financial or otherwise.

      7.8 Possession of Franchises, Licenses . Each of the Borrowers possesses all franchises, certificates, licenses, permits and other authorizations from governmental political subdivisions or regulatory authorities, free from burdensome restrictions, that are necessary in any material respect for the ownership, maintenance and operation of its properties and assets, and neither Borrower is in violation of any thereof in any material respect.

      7.9 Leases, Easements and Rights of Way . To the best of their knowledge, each Borrower enjoys peaceful and undisturbed possession of all leases, easements and rights of way necessary in any material respect for the operation of its properties and assets, none of which contains any unusual or burdensome provisions which might materially affect or impair the operation of such properties and assets. All such leases, easements and rights of way are valid and subsisting and are in full force and effect.

      7.10 Taxes . Each of the Borrowers has filed all Federal, state and other income tax returns which are required to be filed and have paid all Taxes, as shown on said returns, and all Taxes due or payable without returns and all assessments received to the extent that such Taxes or assessments have become due. All Tax liabilities of Borrowers are adequately provided for on the books of Borrowers, including any interest or penalties. No income tax liability of a material nature has been asserted by taxing authorities for Taxes in excess of those already paid.

      7.11 Disclosure . Neither this Agreement nor any other Loan Document or writing furnished to Bank by or on behalf of Borrowers in connection herewith contains any untrue statement of a material fact nor do such Loan Documents and writings, taken as a whole, omit to state a material fact necessary in order to make the statements contained herein and therein not misleading. There is no fact known to Borrowers and not reflected in the financial statements provided to Bank which materially adversely affects its assets or in the future may materially adversely affect the business, property, or assets, or financial condition of Borrowers which have not been set forth in this Agreement, in the Loan Documents or in other documents furnished to Bank by or on behalf of Borrowers prior to the date hereof in connection with the transactions contemplated hereby.

      7.12 ERISA . Since the effective date of Title IV of ERISA, no Reportable Event has occurred with respect to any Plan. For the purposes of this section the term "Reportable Event" shall mean an event described in Section 4043(b) of ERISA. For the purposes hereof the term "Plan" shall mean any plan subject to Title IV of ERISA and maintained for employees of Borrowers, or of any member of a controlled group of corporations, as the term "controlled group of corporations" is defined in Section 1563 of the Internal Revenue Code of 1986, as amended (the "Code"), of which Borrowers are a part. Each Plan established or maintained by Borrowers is in material compliance with the applicable provisions of ERISA, and Borrowers have filed all reports required by ERISA and the Code to be filed with respect to each Plan. Borrowers have met all requirements with respect to funding Plans imposed by ERISA or the Code. Since the effective date of Title IV of ERISA there have not been any nor are there now existing any events or conditions that would permit any Plan to be terminated under circumstances which would cause the lien provided under Section 4068 of ERISA to attach to the assets of either of the Borrowers. The value of each Plan's benefits guaranteed under Title IV of ERISA on the date hereof does not exceed the value of such Plan's assets allocable to such benefits on the date hereof.

      7.13 Ownership of Mortgaged Property . As of the Closing Date each of the Borrowers owns working interests, royalty interests and net revenue interests in the oil and gas leasehold estate for the Mortgaged Property covered by the Mortgage not less than the amounts set forth on a tract basis on Exhibit E attached hereto.

      7.14 Organization and Capacity . Comanche is duly organized, validly existing and in good standing under the Laws of the State of Utah as a corporation, and DE is duly organized, validly existing and in good standing under the Laws of the State of Oklahoma as a corporation. Each of the Borrowers has the necessary capacity and authority to enter into this Agreement, the Note, the Security Instruments and the other Loan Documents and to perform and carry out the terms and provisions hereof. DE is a wholly owned subsidiary of Comanche.

                         ARTICLE VIII EVENTS OF DEFAULT

      8.1 Events of Default . If any one or more of the following events (herein called "Events of Default") shall occur and be continuing for any reason whatsoever (and whether such occurrence shall be voluntary or involuntary or come about or be effected by operation of Law or otherwise):

              (a) Borrowers shall fail to make any monthly payment of interest due on the Note, or otherwise shall fail to pay the Note within five (5) days after the same shall become due and payable (whether by extension, renewal, acceleration, maturity or otherwise); or

              (b) Any representation or warranty of Borrowers made herein or in any writing furnished in connection with or pursuant to any of the Loan Documents shall have been false or misleading in any material respect on the date when made and not subsequently cured; or

              (c) Borrowers shall fail to duly observe, perform or comply with any covenant, agreement or term (other than payment provisions which are governed by Section 8.1(a) hereof) contained in this Agreement or any of the Loan Documents and such default or breach shall have not been cured or remedied within the earlier of thirty (30) days after Borrowers shall know (or should have known) of its occurrence or twenty (20) days following receipt of written notice thereof from Bank; or

              (d) Borrowers shall default in the payment of principal or of interest on any other obligation for money borrowed or received as an advance (or any obligation under any conditional sale or other title retention agreement, or any obligation issued or assumed as full or partial payment for property whether or not secured by purchase money Lien, or any obligation under notes payable or drafts accepted representing extensions of credit) beyond any grace period provided with respect thereto, or shall default in the performance of any other agreement, term or condition contained in any agreement under which such obligation is created (or if any other default under any such agreement shall occur and be continuing beyond any period of grace provided with respect thereto) if the effect of such default is to cause, or to permit the holder or holders of such obligation (or a trustee on behalf of such holder or holders) to cause such obligation to become due prior to its date of maturity; or

              (e) Any of the following: (i) either Borrower shall be unable to pay its debts as they mature, or shall make an assignment for the benefit of creditors or admit in writing its inability to pay its debts generally as they become due or fail generally to pay its debts as they mature; or
      (ii) an order, judgment or decree is entered adjudicating either Borrower insolvent or an order for relief under the United States Bankruptcy Code is entered with respect to such Borrowers; or (iii) either Borrower shall petition or apply to any Tribunal for the appointment of a trustee, receiver, custodian or liquidator of such Borrower or of any substantial part of the assets of such Borrower or shall commence any proceedings relating to such Borrower under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debts, dissolution, or liquidation Law of any jurisdiction, whether now or hereafter in effect; or (iv) any such petition or application shall be filed, or any such proceedings shall be commenced, against either Borrower and such Borrower by any act shall indicate its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree shall be entered appointing any such trustee, receiver, custodian or liquidator, or approving the petition in any such proceedings, and such order, judgment or decree shall remain unstayed and in effect for more than sixty (60) days; or (vi) either Borrower shall fail to make timely payment or deposit of any amount of tax required to be withheld by such Borrower and paid to or deposited to or to the credit of the United States of America pursuant to the provisions of the Internal Revenue Code of 1986, as amended, in respect of any and all wages and salaries paid to employees of either of the Borrowers; or

              (f) Any final judgment on the merits for the payment of money in an amount in excess of $100,000 shall be outstanding against either of the Borrowers, and such judgment shall remain unstayed and in effect and unpaid for more than thirty (30) days; or

              (g) Any Reportable Event described in Section 7.15 hereof which Bank determines in good faith might constitute grounds for the termination of a Plan therein described or for the appointment by the appropriate United States District Court of a trustee to administer any such Plan shall have occurred and be continuing thirty (30) days after written notice to such effect shall have been given to either of the Borrowers by Bank, or any such Plan shall be terminated, or a trustee shall be appointed by an appropriate United States District Court to administer any such Plan or the Pension Benefit Guaranty Corporation shall institute proceedings to terminate any such Plan or to appoint a trustee to administer any such Plan; or

              (h) Any default or event of default under any of the other Loan Documents.

      8.2 Remedies . Upon the occurrence of any Event of Default  referred to in
Section 8.1(e), the Commitment shall immediately and automatically terminate and the Note and all other Indebtedness shall be immediately due and payable, without notice of any kind. Upon the occurrence of any other Event of Default, and without prejudice to any right or remedy of Bank under this Agreement or the Loan Documents or under applicable Law of under any other instrument or document delivered in connection herewith, Bank may (i) declare the Commitment terminated or (ii) declare the Commitment terminated and declare the Note and the other Indebtedness, or any part thereof, to be forthwith due and payable, whereupon the Note and the other Indebtedness, or such portion as is designated by Bank shall forthwith become due and payable, without presentment, demand, notice or protest of any kind, all of which are hereby expressly waived by Borrowers. No delay or omission on the part of Bank in exercising any power or right hereunder or under the Note, the Loan Documents or under applicable law shall impair such right or power or be construed to be a waiver of any default or any acquiescence therein, nor shall any single or partial exercise by Bank of any such power or right preclude other or further exercise thereof or the exercise of any other such power or right by Bank. In the event that all or part of the Indebtedness becomes or is declared to be forthwith due and payable as herein provided, Bank shall have the right to set off the amount of all the Indebtedness of Borrowers owing to Bank against, and shall have a lien upon and security interest in, all property of either of the Borrowers in Bank's possession at or subsequent to such default, regardless of the capacity in which Bank possesses such property, including but not limited to any balance or share of any deposit, demand, collection or agency account. At any time after the occurrence of any Event of Default, Bank may, at its option, cause an audit of any and/or all of the books, records and documents of Borrowers to be made by auditors satisfactory to Bank at the expense of Borrowers. Bank also shall have, and may exercise, each and every right and remedy granted to it for default under the terms of the other Loan Documents.

                            ARTICLE IX MISCELLANEOUS

      9.1 Notices . Unless otherwise provided herein, all notices, requests, consents and demands shall be in writing and shall be either handdelivered (by courier or otherwise) or mailed by certified mail, postage prepaid, to the respective addresses specified below, or, as to any party, to such other address as may be designated by it in written notice to the other parties:

              If to Borrowers, to:

                  Comanche Energy Company
                  3015 East Skelly Drive, Suite 450
                  Tulsa, Oklahoma 74105
                  Attention: James G. Borem, President
                  Fax:  (918) 745-6021

              If to Bank, to:

                  Bank of Oklahoma, National Association
                  P. O. Box 2300
                  Bank of Oklahoma Tower
                  One Williams Center

                  Tulsa, Oklahoma 74192
                  Attention:  Energy Department
                  Fax:  (918) 588-6880

All notices, requests, consents and demands hereunder will be effective when handdelivered by Bank to the applicable notice address of Comanche (for, on behalf of and as agent for both of the Borrowers) or when mailed by certified mail, postage prepaid, addressed as aforesaid by either party hereto.

      9.2 Place of Payment . All sums payable hereunder shall be paid in immediately available funds to Bank, at its principal banking offices at Bank of Oklahoma Tower, One Williams Center in Tulsa, Oklahoma, or at such other place as Bank shall notify Comanche in writing. If any interest, principal or other payment falls due on a date other than a Business Day, then (unless otherwise provided herein) such due date shall be extended to the next succeeding Business Day, and such extension of time will in such case be included in computing interest, if any, in connection with such payment.

      9.3 Survival of Agreements . All covenants, agreements, representations and warranties made herein shall survive the execution and the delivery of Loan Documents. All statements contained in any certificate or other instrument delivered by Borrowers hereunder shall be deemed to constitute representations and warranties by Borrowers.

      9.4 Parties in Interest . All covenants, agreements and obligations contained in this Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto, except that neither of the Borrowers may assign its rights or obligations hereunder without the prior written consent of Bank.

      9.5 Governing Law . This Agreement and the Note shall be deemed to have been made or incurred under the Laws of the State of Oklahoma and shall be construed and enforced in accordance with and governed by the Laws of Oklahoma.

      9.6 SUBMISSION TO JURISDICTION . BORROWERS HEREBY CONSENT TO THE JURISDICTION OF ANY OF THE LOCAL, STATE, AND FEDERAL COURTS LOCATED WITHIN TULSA COUNTY, OKLAHOMA AND WAIVE ANY OBJECTION WHICH BORROWERS MAY HAVE BASED ON IMPROPER VENUE OR FORUM NON CONVENIENS TO THE CONDUCT OF ANY PROCEEDING IN ANY SUCH COURT AND WAIVE PERSONAL SERVICE OR ANY AND ALL PROCESS UPON THEM, AND CONSENT THAT ALL SUCH SERVICE OF PROCESS BE MADE BY MAIL OR MESSENGER DIRECTED TO IT AT THE ADDRESS SET FORTH IN SUBSECTION 9.1 HEREOF AND THAT SERVICE SO MADE SHALL BE DEEMED TO BE COMPLETED UPON THE EARLIER OF ACTUAL RECEIPT OR THREE (3) BUSINESS DAYS AFTER MAILED OR DELIVERED BY MESSENGER.

      9.7 Maximum Interest Rate . Regardless of any provision herein, Bank shall never be entitled to receive, collect or apply, as interest on the Indebtedness any amount in excess of the maximum rate of interest permitted to be charged by Bank by applicable Law, and, in the event Bank shall ever receive, collect or apply, as interest, any such excess, such amount which would be excessive interest shall be applied to other Indebtedness and then to the reduction of principal; and, if the other Indebtedness and principal are paid in full, then any remaining excess shall forthwith be paid to Borrowers.

      9.8 No Waiver; Cumulative Remedies . No failure to exercise, and no delay in exercising, on the part of Bank, any right, power or privilege hereunder or under any other Loan Document or applicable Law shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege of Bank. The rights and remedies herein provided are cumulative and not exclusive of any other rights or remedies provided by any other instrument or by law. No amendment, modification or waiver of any provision of this Agreement or any other Loan Document shall be effective unless the same shall be in writing and signed by Bank. No notice to or demand on Borrowers in any case shall entitle Borrowers to any other or further notice or demand in similar or other circumstances.

      9.9 Costs . Borrowers agree to pay to Bank on demand all costs, fees and expenses (including without limitation reasonable attorneys fees and legal expenses and the fees of Bank's engineers for evaluating the Mortgaged Property) incurred or accrued by Banking connection with the preparation, execution, closing, delivery, filing, recording and administration of this Agreement, the Note, the Security Instruments and the other Loan Documents, or any amendment, waiver, consent or modification thereto or thereof, or any enforcement thereof. In any action to enforce or construe the provisions of this Agreement or any of the Loan Documents, the prevailing party shall be entitled to recover its reasonable attorneys' fees and all costs and expenses related thereto.

      9.10 Headings . The article and section headings of this Agreement are for convenience of reference only and shall not constitute a part of the text hereof nor alter or otherwise affect the meaning hereof.

      9.11 Severability . The unenforceability or invalidity as determined by a Tribunal of competent jurisdiction, of any provision or provisions of this Agreement shall not render unenforceable or invalid any other provision or provisions hereof.

      9.12 Exceptions to Covenants . Borrowers shall not be deemed to be permitted to take any action or fail to take any action which is permitted as an exception to any of the covenants contained herein or which is within the permissible limits of any of the covenants contained herein if such action or omission would result in the breach of any other covenant contained herein.

      9.13 Counterparts . This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

      9.14 WAIVER OF JURY . BORROWERS FULLY, VOLUNTARILY AND EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT, THE NOTE, THE MORTGAGE OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED (OR WHICH MAY IN THE FUTURE BE DELIVERED) IN CONNECTION HEREWITH OR ARISING FROM ANY BANKING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT. BORROWERS AGREE THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

                      [SIGNATURES APPEAR ON FOLLOWING PAGE]





                                       28

656307

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered in Tulsa, Oklahoma effective as of the day and year first above written.

                                    COMANCHE ENERGY COMPANY,
                                       a Utah corporation

                                    By:______________________________
                                          James G. Borem, President



                                    DOUBLE EAGLE, INC.,
                                       an Oklahoma corporation

                                    By:_______________________________
                                          James G. Borem, President

                                   "Borrowers"

                                    BANK OF OKLAHOMA, NATIONAL ASSOCIATION



                                    By: __________________________________
                                          Kevin A. Humphrey, Vice President


                                     "Bank"







                                    EXHIBITS

            Exhibit A                     Revolving Credit Note

            Exhibit B                     Revolving Loan Request and

                                            Certification (the "Request")

            Exhibit C                     Other Indebtedness

            Exhibit D                     Litigation

            Exhibit E                     Ownership of Mortgaged Property







                                    EXHIBIT C

      OTHER INDEBTEDNESS

                                      NONE





                                    EXHIBIT D

                                   LITIGATION

                                      NONE





                                    EXHIBIT E

                         OWNERSHIP OF MORTGAGED PROPERTY

Comanche:   (Panola  County, Texas)

- ------------------------------------------------------------------------------
Well or Unit Name                     GWI                       NRI
- -----------------                     ---                       ---
- ------------------------------------------------------------------------------
Bethany Mills Bell No.              100.000                 81.512800%
- ------------------------------------------------------------------------------
Carthage Moss W.S. Estate         98.248975%                75.000000%
- ------------------------------------------------------------------------------
Carthage Latham 2 No. 2             100.00                  75.35721700%
- ------------------------------------------------------------------------------





DE:

- ------------------------------------------------------------------------------
Well or Unit Name                     GWI                       NRI
- -----------------                     ---                       ---
- ------------------------------------------------------------------------------
Bovina 7-2 #1
- ------------------------------------------------------------------------------
Bovina Cauther 6-15
- ------------------------------------------------------------------------------
Cushing Minnic Washington

- ------------------------------------------------------------------------------
Cushing Newman Deere

- ------------------------------------------------------------------------------
Cushing Foley #1
- ------------------------------------------------------------------------------
Cushing Minnie Washington

- ------------------------------------------------------------------------------
Cushing Foley #2
- ------------------------------------------------------------------------------
Cushing Kirschner

- ------------------------------------------------------------------------------
Cushing Carman

- ------------------------------------------------------------------------------
Sparks East

- ------------------------------------------------------------------------------
Sparks Prue

- ------------------------------------------------------------------------------











                            ARTICLES OF INCORPORATION

                                       OF

                              QUEST RESOURCES, INC.


            We, the undersigned natural persons over the age of twenty-one (21) years or more, acting as incorporators of a corporation under the Utah Business Corporation Act do hereby adopt the following Articles of Incorporation for said Corporation.

                                ARTICLE I - NAME

            The name of this corporation is:    QUEST RESOURCES, INC.

                               ARTICLE - DURATION

            The period of the coroporation's duration is perpetual.

                             ARTICLE III - PURPOSES

            The purpose of the corporation shall be to conduct any or all lawaful busniess for which corporations may be organized under the Utah Business Corporation Act as from the time to time authorized by its Board of Directors, includiong the accumulation of investment capital and the acquistion of the assets and/or businesses of other corporations, partnerships, sole proprietorships or other forms of business entities; provided however, the corporation shall not:

            (1) engage in the banking business, the trust company business or the practice of any profession permitted to be incorporated under Utah laws;

            (2)   engage   primarily  or  hold  itself  out  as being  primarily
                  engaged in the business of investing, reinvesting or trading in securities;

            (3)   engage in the business of issuing face-amount  certificates of
                  the   installment   type,   nor  have  any  such   certificate
                  outstanding.

            (4) engage in or propose ti engage in, the busniess of investing, reinvesting, owing, holding or trading in securities having a value of the corporation's total assests (exclusive of Government securities and cash items) on an unconsolidated basis;

            (5) for compensation, engage in the business of advising others, either directly or through publications or writings, as to the value of securirties or as to the advisability of investing in, purchasing, or selling securities; or

            (6) for compensation, and as a part of a regular business, issue or promulgate analyses or reports concerning securitities.

            In pursuit of its purposes, the corporation shall have all the powers granted by law to corporations under the laws of the State of Utah and elsewhere as pertinent.

                               ARTICLE IV - STOCK
            The aggregate number of shares which the corporation shall be authorized to issue is fifteen million shares having no par value per share. All stock of this corporation shall be of the same class, common, and shall habe the same rights and preferences. Fully paid stocl of this corporation shall not be liabile to any call and is non-assessable.

              ARTICLE V - PRE-EMPTIVE RIGHTS AND CUMULATIVE VOTING
     A shareholder shall have no pre-emptive rights to acquire any securities of this corporation. Cumulative voting of the shares of this coroporation shall not be permitted.

                           ARTCLE VI - CAPITALIZATION
            This corporation will commence busniess until consideration of a calue of at least $1,000 has been received for the issuance of shares.

                      ARTCLE VII - INITIAL OFFICE AND AGENT
            The address of this coroporation's initial registered office and the name of its initial registered agent at such address is:

            Name of Agent           Address of Registered Office
            Peter D. Meldrum        c/o A. Reed Reynolds
                                    320 Kearns Building
                                    Salt Lake City, Utah 84101

                            ARTICLE VIII - DIRECTORS
            The number of Directors constituting the initial Board of Directors of othis corporation is "three". The names and addresses of the persons who are to serve as Directors until the first annual meeting of stockholders, or until their successors are elected and qualified, are:

            Name                    Address
            G. Bruce McKee, Jr.           2696 Skyline Drive
                                    Salt Lake City, Utah 84108

            William C. McCarty            1779 Mill Lane
                                    Salt Lake City, Utah 84117

            Peter D. Meldrum        1616 South 2200 East
                                    Salt Lake City, Utah 84108

                                       ARTICLE IX - INCORPORATORS
            The name and address of each incorporator is:

            Name                    Address

            G. Bruce McKee, Jr.           2696 Skyline Drive
                                    Salt Lake City, Utah 84108

            William C. McCarty            1779 Mill Lane
                                    Salt Lake City, Utah 84117

            Peter D. Meldrum        1616 South 2200 East
                                    Salt Lake City, Utah 84108


                      ARTICLE X - MEETINGS OF SHAREHOLDERS
            At any meeting of the shareholders, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum is present, the affirnative vote of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number is required by law, by these Articles of Incorporation, or by the By-Laws of the corporation.

                              ARTICLE XI - BY LAWS
            By-Laws of this corporation shall be sdopted by its Board of Directors, which shall also habe the power to alter, amend or repeal the By-Laws or to adopt new By-Laws; subject, however, to the power of the shareholders to alter, repeal or adopt new By-Laws for the coporation.

            DATED this         day of January, 1980.
                      --------


                                    INCORPORATOR - G. BRUCE McGEE, JR.



                                    INCORPORATOR  - WILLIAM C. McCARTY



                                    INCORPORATOR - PETER D. MELDRUM

      STATE OF UTAH           )
                              :     ss.
      COUNTY OF SALT LAKE     )

     I, A. Reed Reynolds, a Notary Public, hereby certify that on the day of Janaury ________ 1980, G. Bruce McKee, Jr., William C. McCarty and Peter D.
Meldrum personally appeared before me, who being by me first duly sworn, severally declared that they are the persons who signed the foregoing document as incoporators and that the statements therein contained are true.
            DATED this         dau of January, 1980.
                       -------


                                  NOTARY PUBLIC

                                          Residing at Salt Lake City, Utah

      My Commission Expires:






                              ARTICLES OF AMENDMENT

                                     to the

                            ARTICLES OF INCORPORATION

                                       of

                              COMANCHE ENERGY, INC.

ARTICLE I. In accordance with sections 16-10a-1003 and 10-10a-1006 of the Utah Revised Business Corporation, Comanche Energy, Inc. ("Corporation"), does hereby adopt the following amendment (the "Amendment"), to its Articles of
Incorporation:

      (a) The article of incorporation hereby amended by deleting all of Article IV and inserting the following in lieu thereof:

                                ARTICLE IV-STOCK

            The aggregate number of shares which the corporation shall be authorized to issue is One Hundred Million (100,000,000) shares having no par value per share. All stock of this corporation shall be of the same class, common, and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any call and is non-assessable.

      (b) The articles of incorporation are hereby amended by adding new Article XII, which reads as follows:

                         ARTICLE XII-LIMIT ON LIABILITY

            Directors of the corporation shall have no personal liability to the corporation or its shareholders for monetary damages for any action, or any failure to take action, as a director, except for liability for: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) an intentional infliction of harm on the corporation or the shareholders; (iii) a violation of section 16-10a-842 of the Utah Revised Business Corporation Act, and any amended or successor provision thereto; or (iv) an intentional violation of criminal law.

ARTICLE II. The foregoing Amendments were adopted by the shareholders of the Corporation on June 16, 1999. One June 16, 1999, there was only one voting group entitled to vote on the Amendments. The sole voting group of the Corporation was the common stock, no par value, of which 18,453,930 shares were issued and outstanding and entitled to vote on the Amendments. Of the 18,453,830 shares of the Corporation's common stock issued and outstanding, shares were indisputably represented at the meeting, so that a quorum was present. At the meeting there were shares of common stock voted for the Amendment, and the number of votes cast for the Amendment was sufficient for approval by the sole voting group entitled to vote on the Amendment.

      IN WITNESS WHEREOF, these Articles of Amendment are executed for and on behalf of the Corporation at its act and deed by the undersigned officer hereunto duly authorized, who certifies that the facts herein stated are true this day of June, 1999.

                                          Frank W. Cole, President







































                              ARTICLES OF AMENDMENT

                                     to the

                            ARTICLES OF INCORPORATION

                                       of

                              QUEST RESOURCES, INC.

                    (Changed herein to Comanche Energy, Inc.)

ARTICLE I. In accordance with sections 16-10a-1003 and 16-10a-1006 of the Utah Revised Business Corporation Act, Quest Resources, Inc. ("Corporation"), does hereby adopt the following amendment
            (the   "Amendment"),   to  its  Articles  of Incorporation:

            (a) The articles of incorporation are hereby amended by deleting all of Article I and inserting the following in lieu thereof:

                                 ARTICLE I-NAME

                  The name of this corporation is: Comanche Energy, Inc.

ARTICLE II. The foregoing Amendments were adopted by the shareholders of the Corporation on January 25, 1995. On January 25, 1995, there was only one voting group entitled to vote on the Amendments. The sole voting group of the Corporation was the common stock, no par value, of which 15,938,770 shares were issued and outstanding and entitled to vote on the Amendments. Of the 15,938,770 shares of the Corporation's common stock issued and outstanding, shares were indisputably represented at the meeting, so that a quorum was present. At the meeting there were shares of common stock voted for the Amendment, and the number of votes cast for the Amendment was sufficient for approval by the sole voting group entitled to vote on the Amendment.

               IN WITNESS WHEREOF, these Articles of Amendments are executed for and on behalf of the Corporation at its act and deed by the undersigned officer hereunto duly authorized, who certifies that the facts herein stated are true this day of February, 1995.

                                                      Frank W. Cole, President






                                     BY-LAWS

                                       of

                                   QUEST RESOURCES, INC.

                              (a Utah Corporation)

                                    ARTICLE I

                           OFFICES - BOOKS AND RECORDS

      Section 1.1 Offices.   The  registered  office of the  corporation and its
principal place of business is:

                        320 Kearns Building
                        Salt Lake City, Utah 84101

      Section 1.2 Registered Agent.   The registered agent of the corporation is
Peter D. Meldrum, whose address is:

                        1616 South 2200 East
                        Salt Lake City, Utah  84108

      Section 1.3 Books and Records. The corporation shall keep at its registered office the following books and records and any shareholder of record, upon written demand stating the purpose thereof, shall have the right to examine, in person, or by agent or attorney at any reasonable time or times, for any proper purpose the same and to make extracts from any of the following:

                  (a)   Its books and records of account.

                  (b) Its minutes of meetings of the Board of Directors and any meeting thereof.

                  (c)   Its minutes of meetings of the shareholders.

                  (d) Its record of shareholders which shall give their names and addresses and the number and class of the shares held by each.

                  (e) Copies of its Articles of Incorporation and By-Laws as originally executed and adopted together with all sub-sequent amendments thereto.

      Section 1.4 Financial Statements. Upon the written request of any shareholder of the corporation, the corporation shall mail to such shareholder its most recent annual and quarterly financial statements showing, in reasonable detail, its assets and liabilities and the results of its operations unless the shareholder has already received the same.





                                   ARTICLE II

                                     BY-LAWS

      Section 2.1 Amendments. These By-Laws may be altered, amended or repealed and new By-Laws adopted by the Board of Directors. Any such action shall be subject to repeal or change by action of the shareholders, but unless and until such action by the shareholders, the alteration amendment, repeal, change or new By-Laws (and the repeal of the old By-Laws) shall be valid and effective and no director, officer, shareholder, employee or agent of the corporation shall incur any liability by reason of any action taken or omitted in reliance on such By-Laws(s). The Board of Directors shall not have the authority to alter, amend, or repeal By-Laws adopted by the shareholders.

Section 2.2 By-Laws Provisions Additional and Supplemental to Provisions of Law. All restrictions, limitations, requirements and other provisions of these By-Laws shall be construed, insofar as possible, as supplemental and additional to all provisions of law applicable to the subject matter thereof and shall be fully complied with in addition to the said provisions of law unless such compliance shall be unlawful.

Section 2.3 By-Laws Provisions Contrary to or Inconsistent with Provisions of Law. Any article, section, subsection, subdivision, sentence, clause or phrase of these By-Laws which, upon being construed in the manner provided in Section
2.2 hereof, shall be contrary to or inconsistent with any applicable provision of law, shall not apply so long as said provisions of law shall remain in effect, but such result shall not affect the validity or applicability of any other portions of these By-Laws, it being hereby declared that these By-Laws would have been adopted and each article, section, subsection, subdivision, sentence, clause or phrase thereof, irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are unlawful.

                                   ARTICLE III

                            MEETINGS OF SHAREHOLDERS

      Section 3.1. Place of Meetings. The Board of Directors may designate any place, either within or without the State of Utah, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place either within or without the State of Utah as the place for holding such meeting. If a special meeting is otherwise called, the place of meeting shall be at such place in the State of Utah as designated in the notice of the meeting.

      Section 3.2. Annual Meeting. An annual meeting of the shareholders shall be held on the third Thursday of April of each year commencing with the year 1981 (unless that day is a legal holiday, and then on the next succeeding day, that is not a legal holiday) at 10:00 a.m., the local time of the place of the meeting in effect on the day of the meeting.

      Section 3.3. Special Meetings. Special meetings of the shareholders may be called by the chairman of the board, the president, the board of directors or the holders of not less than one tenth of all the shares entitled to vote at the meeting.

      Section 3.4. Notice of Shareholders' Meetings. Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United State Mail addressed to the shareholder at his address as it appears on the stock transfer books of the corporation with postage thereon prepaid.

      Section 3.5. Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders, (however called or noticed, whether or not called or noticed and whether before, during or after the meeting) by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

      Section 3.6. Fixing Record Date for Meetings. For the purposes of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, thirty (30) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least ten
(10) days immediately preceding such meeting. In lieu of closing the stock transfer boos, the Board of Directors may fix, in advance, a date as a record date for any such determination of shareholders. Such date, in any case, shall not be more than fifty (50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

      Section 3.7. Voting List. (a) At least ten (10) days before each meeting of shareholders, the officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten (10) days prior to the meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder for the entire duration of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

(b) Failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.

      Section 3.8. Quorum of Shareholders, Vote. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the Utah Business Corporations Act or the Articles of Incorporation. Shares shall not be counted to make up a quorum for a meeting if voting of them at the meeting has been enjoined or for any reason they cannot be lawfully voted at the meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of shareholders sufficient in number to cause less than a quorum to be constituted.

      Section 3.9. Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation.

      Section 3.10. Voting of Shares by Certain Holders. (a) Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the By-Laws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determined.

(b) Shares held by an administrator, executor, guardian or conservator may be voted by such person either in person or by proxy, without a transfer of such shares into such person's name. Shares standing in the name of a trustee may be voted by the trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by the trustee without a transfer of such shares into the trustee's name.

(c) Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without transfer thereof into the receiver's name, if authority so to do is contained in an appropriate order of the court by which such receiver was appointed.

(d) A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(e) Shares of its own stock belonging to the corporation or held by it in a fiduciary capacity, or shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by the corporation, shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

      Section 3.11. Order of Business. The order of business at all meetings of the shareholders, shall be as follows:

      (a)   Roll call.
      (b)   Proof of notice of meeting or waiver of notice.
      (c)   Reading of minutes of preceding meeting.
      (d)   Reports of officers.
      (e)   Reports of committees.
      (f)   Election of directors.
      (g)   Unfinished business.
      (h)   New business.

      Section 3.12. Proxies. A shareholder may vote either in person or by proxy, executed in writing by the shareholder, or by his duly authorized attorney in fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy, specifically providing a longer length of time for which the proxy is to continue in force, which in no case shall exceed seven (7) years from the date of execution. Any shareholder giving a written consent, or his proxy, or his transferee or personal representative, or their respective proxies, may revoke the same prior to the time that the vote of, or written consents of, the number of shares required to authorize the proposed action have been cast or have been filed with the Secretary of the Corporation, as the case requires, but may not do so thereafter.

      Section 3.13. Elections of Directors. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for each of as many persons as there are directors to be elected and for whose election he has a right to vote. The candidates receiving the highest number of votes shall be declared elected. Elections for directors need not be by ballot except upon demand made by a shareholder at the election and before the voting begins. Cumulative voting for directors shall not be permitted.

      Section 3.14. Adjournments. Any shareholders' meeting, whether or not a quorum is present, may be adjourned, from time to time, by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but, except as provided in Section 3.8 hereof, in the absence of a quorum, no other business may be transacted at such meeting. When a meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original special meeting. Save as aforesaid, it shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which such adjournment is taken.

Section 3.15 Informal Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                   ARTICLE IV

                               BOARD OF DIRECTORS

      Section 4.1. General Powers. The business and affairs of the corporation shall be managed by its Board of Directors who shall have all powers as granted them by the Articles of Incorporation of this corporation, the laws of the State of Utah, and these By-Laws and shall have such general power necessary and/or implied for the efficient operation of this corporation.

      Section 4.2. Number, Tenure and Qualifications. The number of directors of the corporation shall be not less than three (3) and as many additional directors as the Board of Directors may, from time to time, determine are necessary for the operation of the corporation. The initial number of directors shall be three (3). Each director shall hold office until the next annual meeting of shareholders following his election or appointment and until his successor shall have been elected or appointed and qualified. Directors need not be residents of the State of Utah.

      Section 4.3. Regular Meeting. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after, and at the same place as the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Utah, for the holding of additional regular meetings without other notice than such resolution.

      Section 4.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the chairman of the Board, the President, any two Directors, or by a sole remaining Director. The directors may fix any place, either within or without the State of Utah, as the place for holding any special meeting of the Board of Directors called by them.

      Section 4.5. Notice. Notice of any special meeting shall be given at least five (5) days prior thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. The business to be transacted, and the purpose of the special meeting of the Board of Directors shall be specified in the notice or waiver of notice of such meeting.

      Section 4.6. Quorum. Two-thirds (2/3) of the number of directors fixed by the Board of Directors pursuant to Section 4.2 of this Article IV shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, the director(s) present may adjourn the meeting, from time to time, without further notice.

     Section 4.7. Manner of Acting. The acts of two-thirds (2/3) of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

      Section 4.8. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, or by a sole remaining director. A director appointed to fill a vacancy shall be appointed for the un-expired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by the Board of Directors, such appointment to be until the next annual meeting or a special meeting of stockholders called for that purpose.

      Section 4.9. Compensation. By resolution of the Board of Directors, the directors may be paid their expense, if any of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as a director, or both. No such payment shall preclude any director from servicing the corporation in any other capacity and receiving compensation therefor.

      Section 4.10. No such payment shall preclude any director from servicing the corporation in any other capacity and receiving compensation therefor.

      Section 4.10. Presumption of Assent. A director who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered into the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary f the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation within two (2) days after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

      Section 4.11. Acting Without a Meeting. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors.

      Section 4.12. Removal. At a shareholders meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares entitled to vote at an election of directors.

      Section 4.13. Committees. The Board of Directors by resolution adopted by the majority of the number of directors fixed by the by-laws may designate a committee or committees consisting of not less than two directors which committee or committees, to the extent provided in such resolution, shall have and may exercise all the authority therein provided; but the designation of such committee or committees and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law.

                                    ARTICLE V

                                    OFFICERS

      Section 5.1. Number. The officers of the corporation shall be a President, one or more Vice Presidents (the number thereof to be determined by the Board of Directors), a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. The offices of Secretary and Treasurer may be held by the same person, but the offices of President and Secretary shall not be held by the same person.

      Section 5.2. Appointment and Term of Office. The officers of the corporation shall be appointed by the board of Directors and shall be appointed annually by the Board of Directors following the annual meeting of the shareholders. If the appointment of officers shall not occur at such meeting, such appointment shall be made as soon thereafter as conveniently may be.

      Section 5.3. Removal. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors, with or without cause, whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. The election or appointment of any officer or agent shall not of itself create any particular term of office or rate of compensation.

                             COMANCHE ENERGY, INC.


                                Unaudited Interim
                              Financial Statements


                             November 30, 1999, and
                                February 29, 2000

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                            PAGE

UNAUDITED INTERIM FINANCIAL STATEMENTS

  Balance Sheets                                                             1
  Statements of Income                                                       3
  Statements of Changes in Shareholders' Equity                              4
  Statements of Cash Flows                                                   5
  Notes to Unaudited Interim Financial Statements                            7

--------------------------------------------------------------------------------

                              COMANCHE ENERGY, INC.

                        Unaudited Interim Balance Sheets
                     November 30, 1999 and February 29, 2000

--------------------------------------------------------------------------------

                                     ASSETS

                                       November 30,                 February 29,
                                          1999                         2000
                               ----------------------         ------------------

CURRENT ASSETS
    Cash                                    $ 76,974                  $ 254,196
    Accounts receivable,
     trade                                   137,618                    250,847
    Accounts receivable,
     related parties                         132,184                    137,184
    Revenue receivable                       613,467                    439,247
    Prepaid insurance                         16,008                     13,807
                               ----------------------         ------------------

      TOTAL CURRENT ASSETS                   976,251                  1,095,281
                               ----------------------         ------------------

PROPERTY AND EQUIPMENT
    Oil and gas properties                18,067,750                 18,786,103
    Gas gathering systems
     and pipelines                         1,267,001                  1,267,001
    Gas liquids plants                       396,084                    396,084
    Compressors                               88,000                     88,000
    Automobile                                42,074                     42,074
    Office equipment                           8,084                     15,464
                               ----------------------         ------------------
                                          19,868,993                 20,594,726
    Less accumulated depreciation,
     depletion, and amortization             701,607                    756,474
                               ----------------------         ------------------

      NET PROPERTY AND EQUIPMENT          19,167,386                 19,838,252
                               ----------------------         ------------------

OTHER ASSETS
    Notes receivable, long-term              139,726                    104,726
    Notes receivable, long-term,
     related party                                 -                    100,000
    Loan acquisition costs, net of
     accumulated amortization of $50,737      97,480                     97,648
    Reorganization cost, net of accumulated
     amortization of $217 and $4,832,
     respectively                             50,107                    121,926
    Deferred tax asset, net
     allowance of $934,182                         -                          -
                               ----------------------         ------------------

      TOTAL OTHER ASSETS                     287,313                    424,300
                               ----------------------         ------------------

                                        $ 20,430,950               $ 21,357,833
                               ======================         ==================

                                   (Continued)

                              COMANCHE ENERGY, INC.
                  Unaudited Interim Balance Sheets (Continued)
                     November 30, 1999 and February 29, 2000

--------------------------------------------------------------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                       November 30,                 February 29,
                                            1999                         2000
                               ----------------------         ------------------

CURRENT LIABILITIES
    Accounts payable, trade                $ 555,148                  $ 794,478
    Accounts payable, related
     parties                                 286,922                    272,856
    Revenue payable                          332,711                    280,065
    Accrued interest                          38,266                     40,678
    Notes payable, current
     maturities                              476,682                    440,557
    Capital lease payable,
     current maturities                       21,578                     21,578
                               ----------------------         ------------------

      TOTAL CURRENT LIABILITIES            1,711,307                  1,850,212
                               ----------------------         ------------------

LONG-TERM LIABILITIES
    Notes payable, net of
     current maturities                      400,564                    348,674
    Note payable, Bank of Oklahoma         2,328,367                  3,000,000
    Note payable, Imperial Petroleum         165,000                    165,000
    Capital lease payable, net of
     current maturities                       36,129                     30,907
                               ----------------------         ------------------

      TOTAL LONG-TERM LIABILITIES          2,930,060                  3,544,581
                               ----------------------         ------------------

      TOTAL LIABILITIES                    4,641,367                  5,394,793
                               ----------------------         ------------------

SHAREHOLDERS' EQUITY
    Common stock (100,000,000
     shares authorized, 55,758,948
     issued and outstanding, no par)      19,136,939                 19,197,189
    Retained deficit                      (3,347,356)                (3,234,149)
                               ----------------------         ------------------

      TOTAL SHAREHOLDERS' EQUITY          15,789,583                 15,963,040
                               ----------------------         ------------------

                                        $ 20,430,950               $ 21,357,833
                               ======================         ==================



                 The accompanying notes are an integral part of
                  these unaudited interim financial statements.

                              COMANCHE ENERGY, INC.
                     Unaudited Interim Statements of Income

                For the Three Months Ended November 30, 1999, and
                     For the Six Months Ended April 30, 2000

--------------------------------------------------------------------------------

                                    For the Three Months      For the Six Months
                                    Ended November 30,        Ended February 29,
                                          1999                       2000
                               ---------------------     -----------------------
REVENUES

    Oil and gas revenue                   $ 510,271                   $ 966,859
    Miscellaneous income                     74,705                     183,436
                               ---------------------     -----------------------

      TOTAL REVENUE                         584,976                   1,150,295
                               ---------------------     -----------------------

EXPENSES
    Oil and gas expenses
      Lease operating                       213,338                     441,751
    Depreciation, depletion,
      and amortization                       64,428                     124,780
    Interest expense                         82,091                     172,196
    General and administrative              146,628                     281,910
                               ---------------------     -----------------------

      TOTAL EXPENSES                        506,485                   1,020,637
                               ---------------------     -----------------------

INCOME FROM OPERATIONS                       78,491                     129,658

(LOSS) GAIN FROM DISPOSITION
  OF ASSETS                                  (3,148)                     58,892
                               ---------------------     -----------------------

NET INCOME BEFORE PROVISION
  FOR INCOME TAXES                           75,343                     188,550

PROVISION FOR INCOME TAXES                        -                           -
                               ---------------------     -----------------------


NET INCOME                                 $ 75,343                   $ 188,550
                               =====================     =======================

EARNINGS PER SHARE:
    Basic                                   $ 0.001                     $ 0.003
                               =====================     =======================
    Diluted                                 $ 0.001                     $ 0.003
                               =====================     =======================


              The accompanying notes are an integral part of these
                     unaudited interim financial statements.




                                                      COMANCHE ENERGY, INC.
                                 Unaudited Interim Statements of Changes in Shareholders' Equity
                                        For the Three Months Ended November 30, 1999, and
                                           For the Six Months Ended February 29, 2000

------------------------------------------------------------------------------------------------------------------------------------

                                                   Number           Common          Subscribed         Retained
                                                 of Shares           Stock            Stock            Deficit            Total
                                               ---------------   --------------   ---------------   ---------------   --------------

BALANCE, August 31, 1999                           55,092,007      $18,993,307           $ 6,458      $ (3,422,699)     $15,577,066

Capital stock issued for cash                         480,418          137,174                 -                 -          137,174
Subscribed stock exchanged for capital stock           14,350            6,458            (6,458)                -                -
Net income                                                  -                -                 -            75,343           75,343
                                               ---------------   --------------   ---------------   ---------------   --------------

BALANCE, November 30, 1999                         55,586,775      $19,136,939               $ -      $ (3,347,356)     $15,789,583
                                               ===============   ==============   ===============   ===============   ==============

BALANCE, August 31, 1999                           55,092,007      $18,993,307           $ 6,458      $ (3,422,699)     $15,577,066

Capital stock issued for cash                         652,591          197,424                 -                 -          197,424
Subscribed stock exchanged for capital stock           14,350            6,458            (6,458)                -                -
Net income                                                  -                -                 -           188,550          188,550
                                               ---------------   --------------   ---------------   ---------------   --------------

BALANCE, February 29, 2000                         55,758,948      $19,197,189               $ -      $ (3,234,149)     $15,963,040
                                               ===============   ==============   ===============   ===============   ==============




                                           The accompanying notes are an integral part
                                         of these unaudited interim financial statements.

                                                                  4

                              COMANCHE ENERGY, INC.
                   Unaudited Interim Statements of Cash Flows
                For the Three Months Ended November 30, 1999, and
                   For the Six Months Ended February 29, 2000

--------------------------------------------------------------------------------

                                           November 30,             February 29,
                                               1999                     2000
                                      ----------------        ------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                               $ 75,343                 $ 188,550
    Adjustments to reconcile net
     loss to net cash (used) provided
     by operating activities Depreciation,
     depletion, and amortization               64,428                   124,780
       Gain on disposition of assets            3,148                   (58,892)
       Changes in assets and liabilities
       Decrease (increase) in accounts
        receivable, trade                      67,504                   (45,725)
       Increase in accounts receivable,
        related parties                      (132,184)                 (137,184)
       Increase in revenue receivable        (418,898)                 (244,678)
       Increase in prepaid insurance          (12,164)                   (9,963)
       Decrease in deposits                     7,250                     7,250
       Increase in accounts payable,
        trade                                  99,554                   338,883
       Increase in accounts payable,
        related parties                      (275,423)                 (289,489)
       Increase in revenue payable            228,389                   175,743
       Increase in accrued interest             9,458                    11,870
       Decrease in accrued expenses            (1,483)                   (1,482)
                                      ----------------        ------------------
    Net cash flows (used) provided
     by operating activities                 (285,078)                   59,663
                                      ----------------        ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment      (701,456)               (1,466,019)
    Payment received on notes receivable            -                    35,000
    Payment for loan acquisition costs        (12,832)                  (13,000)
    Payment for reorganization costs          (50,324)                 (126,758)
                                      ----------------        ------------------
    Net cash flows used in
     investing activities                    (764,612)               (1,570,777)
                                      ----------------        ------------------








                                   (Continued)

                              COMANCHE ENERGY, INC.
             Unaudited Interim Statements of Cash Flows (Continued)
                For the Three Months Ended November 30, 1999, and
                   For the Six Months Ended February 29, 2000

--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from borrowings,
     notes payable                          2,328,367                 3,000,000
    Payments on notes payable                (393,803)                 (481,818)
    Payments on notes payable, BankOne       (947,017)                 (947,017)
    Payments on capital lease payable          (4,916)                  (10,138)
    Proceeds provided from sale of
     common stock                             137,174                   197,424
                                      ----------------        ------------------
    Net cash flows provided by
     financing activities                   1,119,805                 1,758,451
                                      ----------------        ------------------

NET INCREASE IN CASH                           70,115                   247,337

CASH, beginning                                 6,859                     6,859
                                      ----------------        ------------------

CASH, ending                      $            76,974            $ 254,196
                                      ================        ==================

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

    Cash paid for interest                   $ 72,633                 $ 160,326
                                      ================        ==================

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
    ACTIVITIES

      Note received for disposition
       of assets                                  $ -                 $ 100,000
                                      ================        ==================











                   The accompanying notes are an integral part
                of these unaudited interim financial statements.

                              COMANCHE ENERGY, INC.

                      Notes to Unaudited Interim Financial Statements

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

         Organization

         Comanche  Energy,  Inc.  (the  Company),   a   Utah   corporation,  was
         incorporated in January 1980, as Quest Resources. Effective January 25, 1995, the Company changed its name to Comanche Energy, Inc.

         Business Activity

         The Company is principally engaged in the production of oil and gas. The Company owns working interests and overriding royalty interest in oil and gas properties located in the southern midcontinent region, which includes Texas, Louisiana, Mississippi, and Oklahoma. The Company acts as operator of the oil wells on two leases which constitute the bulk of its working interests. The Company also devotes its efforts to the purchase, transportation, and sale of natural gas produced by wells located along its gas gathering systems and pipeline in Oklahoma (Comanche Gas System, Nellie Gas System, and Cotton Gas System).

         Estimates and Assumptions

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Management Representations

         The accompanying interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

         Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Double Eagle. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Oil and Gas Properties

         The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under the successful efforts method, the Company capitalizes all oil and gas leasehold acquisition costs. For unproved properties, leasehold impairment is recognized based upon an individual property assessment and exploration experience. Upon discovery of commercial reserves, such leasehold costs are transferred to proved properties.

                                   (Continued)

                              COMANCHE ENERGY, INC.
           Notes to Unaudited Interim Financial Statements (Continued)

--------------------------------------------------------------------------------


NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Geological and geophysical expenses, production costs, and overhead are charged against income as incurred. Exploratory drilling costs are capitalized when incurred. If exploratory wells are determined to be unsuccessful (dry holes), applicable costs are expensed. Costs incurred to drill and equip developmental wells, including unsuccessful development wells, are capitalized.

         Expenditures   related  to  extensive   well   workover   projects  are
         capitalized upon determining that the workover resulted in significantly increased proved reserves. All other workover costs are expensed as incurred. These costs include those for deepening existing producing wells within the same producing formation when such operations are conducted for the purpose of restoring efficient operating conditions as well as other repairs, reconditioning, or reworking costs of wells already drilled and operating.

         Depreciation, depletion, and amortization of the cost of proved producing oil and gas properties, including wells and related equipment and facilities, are determined by the units-of-production method based on quantities produced as a percent of estimated proved recoverable reserves. Depreciation of the automobile and gas gathering systems are provided for by the straight-line method over estimated useful lives ranging from 5 to 15 years.

         When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation and depletion are eliminated with any gain or loss reflected in income.

         Loan Acquisition Costs

         The loan acquisition costs are related to a revolving line of credit, and loans obtained through various individuals and shareholders. Total loan acquisition cost as of November 30, 1999, and February 29, 2000, was $148,217 and $148,385, respectively. The cost is being amortized from 36 to 60 months based on the remaining life of the loan.

         Reorganization Costs

         The costs are related to the reorganization of the Company. Total reorganization costs as of November 30, 1999, and February 29, 2000, are $50,324 and $126,758, respectively. These costs are being amortized over 60 months. Amortization expense for the three months ended November 30, 1999, and for the six months ended February 29, 2000, are $217 and $4,832, respectively.

                                   (Continued)

                              COMANCHE ENERGY, INC.
           Notes to Unaudited Interim Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Federal Income Taxes

The Company accounts for federal income taxes under the provisions of SFAS No. 109 which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the recognition of future tax benefits, such as net operating loss carryforwards, are required to the extent that realization of such benefits are more likely.

NOTE B - NOTES PAYABLE

         Notes payable consisted of the following at:

                                                     November 30,   February 29,
                                                        1999           2000
         Line of Credit,  Bank of  Oklahoma,
         interest due monthly at prime plus
         one,  with  principal  due in full
         on September  1, 2001,  secured with
         various oil and gas properties and
         other assets                                 $2,328,367     $3,000,000

         Note payable, Bank One, with interest
         at 8.24%,  principal and interest
         payable in monthly installments of
         $773.11 through October 2005, secured
         by an automobile                                 37,154         35,265

         Note payable, Imperial Petroleum, Inc.,
         interest will begin to accrue and principal
         and interest payments will be determined
         in the fourth year of the note, with payment
         in full due September 1, 2006                   165,000        165,000

         Notes payable to various shareholders,
         interest due quarterly at 12%, with principal
         due in full at various maturity dates
         through 2001, unsecured                         130,100        117,600

         Notes payable to various individuals,
         interest due quarterly at 12%, with
         principal due in full at various maturity
         dates through 2001, unsecured                   407,450        383,825


                                   (Continued)

                              COMANCHE ENERGY, INC.
           Notes to Unaudited Interim Financial Statements (Continued)

--------------------------------------------------------------------------------


 NOTE B - NOTES PAYABLE (Continued)

          Notes payable to various individuals,
          quarterly payments ranging from
          $4,423 to $22,722 including  interest
          ranging from 8% to 16%, maturing at
          various dates through 2001, secured
          by various oil and gas properties              302,542        252,541
                                                    ------------   ------------
                                                       3,370,613      3,954,231
               Less current maturities                   476,682        440,557
                                                    ------------   ------------
                                                      $2,893,931     $3,513,674

  Aggregate maturities on long-term debt for the next five years are as follows:

                    2000                             $   440,557
                    2001                               3,322,903
                    2002                                   7,427
                    2003                                   8,062
                    2004                                   8,752
              Thereafter                                 166,530
                                                    ------------
                             Total                    $3,954,231
                                                      ==========


NOTE C - LEASES PAYABLE

           During the prior year, the Company acquired compressors totaling $73,000, which were financed through a capital lease. Future minimum rental payments under this capital lease are as follows:

                                2000             $ 17,283
                                2001               34,566
                                2002               14,403
                                                 ---------
          Total minimum lease payments             66,252
          Amount representing interest            (13,767)
                                                ----------
          Present value of future lease
             payments                              52,485
          Less current portion                    (21,578)
                                                ----------
                                                 $ 30,907

                              COMANCHE ENERGY, INC.
           Notes to Unaudited Interim Financial Statements (Continued)

--------------------------------------------------------------------------------


NOTE D - RELATED PARTY TRANSACTIONS

         The Company has entered into several agreements with related parties involving its operations as follows:

         M. L. Johnson, a shareholder of the Company, owns Crown Petroleum, an Oklahoma partnership. Crown Petroleum is the operator for the Company's Oklahoma oil and gas properties. Crown Petroleum pays the direct operating expenses and acquisition costs of the gas systems and in turn submits invoices to the Company for reimbursement. At November 30, 1999, and February 29, 2000, the Company had an account payable balance to Crown Petroleum of $8,804, and $8,737, respectively. At April 30, 2000, the Company had a note receivable from Crown Petroleum in the amount of $100,000 from the sale of certain oil and gas properties to Crown Petroleum.

         Frank W Cole Engineering, a sole proprietorship of Frank W Cole, a shareholder and director, was the former operator of the Company's Texas oil and gas properties. At November 30, 1999, and February 29, 2000, the Company had an account payable balance to Frank W Cole Engineering of $278,118 and $264,119, respectively.

         Forrest Germany, a shareholder of the Company, is a shareholder in E.B. Germany & Sons. The Company advanced E.B. Germany & Sons monies for their operations. The Company had an account receivable balance from E.B. Germany & Sons in the amount of $132,184 and $137,184 at November 30, 1999, and February 29, 2000, respectively.

         The Company has entered into a consulting agreement with one of the shareholders which provides for a payment of $30,000 each year for two years beginning at the time the Company achieves cash flow requirements set by the Board of Directors. As of April 30, 2000, these requirements had not been met.

NOTE E - INCOME TAXES

         Due to operating losses, the Company currently has no liability for state or federal income taxes. The Company has no significant temporary differences between financial statement carrying amounts and their respective tax basis resulting in deferred taxes. A deferred tax asset of $934,182 related to the operating loss carryforwards has been recorded; however, a valuation allowance has been provided for the entire balance of this deferred tax asset. Therefore, the provision for income taxes for the three months ended November 30, 1999, and for the six months ended February 29, 2000, is zero. The Company has an aggregate net operating loss carryforward of $2,747,595. The majority of these net operating loss carryforwards will begin to expire in 2011.

                              COMANCHE ENERGY, INC.
           Notes to Unaudited Interim Financial Statements (Continued)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


NOTE F - COMMITMENTS AND CONTINGENCIES

         The exploration, development, and production of oil and gas is subject to various federal and state laws and regulations to protect the environment. Various state and governmental agencies are considering or have adopted laws and regulations regarding environmental control which could adversely affect the business of the Company. Compliance with such legislation and regulations, together with penalties resulting from noncompliance therewith, will increase the cost of oil and gas development and production. Some of these costs may ultimately be borne by the Company.

         On July 19, 1999, the Company increased the square footage of its offices and the lease agreement was revised. Under the new agreement, monthly rentals increased to $2,560 per month beginning September 1, 1999, through January 31, 2002. The Company expects to renew the lease in the normal course of business. Rental expense totaled $7,680 and $15,360 for the three months and the six months ended November 30, 1999 and February 29, 2000, respectively.

NOTE G - CONCENTRATIONS

         The Company maintains operating cash with a financial institution. The total of this account at February 29, 2000, in excess of federally insured limits was $154,196. At any point in time, the current balance exceeding the federally insured limits would be at risk in the event the institution is unable to continue business.

NOTE H - MAJOR CUSTOMERS

         Two major customers accounted for approximately 53% and 50% of the Company's oil and gas sales for the three months and six months ended November 30, 1999, and February 29, 2000, respectively.



--------------------------------------------------------------------------------






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